As filed pursuant to Rule 424(B)(1)
Under the Securities Act of 1933
Registration No. 333-135526

PROSPECTUS
338 Via Vera Cruz
San Marcos, California 92078
Phone (760) 736-8900
60,250 Shares
of Common Stock Pursuant to the
Exercise of Outstanding Warrants
——
Exercise Price Per Share — $15.00
——
     We are Discovery Bancorp, a bank holding company headquartered in San Marcos, California. We are offering for sale up to 60,250 shares of our common stock, no par value per share (the “Common Stock”), pursuant to the exercise of 60,250 outstanding warrants. We are conducting this offering on a “best-efforts” basis and the proceeds will not be held in an escrow or impound account. The capital raised in this offering will enhance the Company’s working capital and provide funds to support the operations of our subsidiaries, Discovery Bank and Celtic Capital Corporation.
     Our Common Stock trades on the OTC “Bulletin Board” under the symbol “DVBC.” On July 18, 2006, the last reported sale price for our Common Stock was $18.00 per share.

	Per Share	Total
Offering Price to Warrant Holders	$15.00	$903,750
Underwriting Discounts and Commissions	$0.00	$0

Net Proceeds to Discovery Bancorp	$15.00	$903,750
     Our warrants are exercisable until 5:00 p.m. Pacific Time on December 31, 2006, unless extended by us (subject to regulatory approval), when the warrants expire and are no longer exercisable.
     Investing in our Common Stock involves substantial risks. See “RISK FACTORS” beginning on page 7 along with the rest of the information provided in this prospectus before investing in our Common Stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
     The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
     This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock.
The date of this prospectus is July 20, 2006

i

PROSPECTUS SUMMARY
     This is only a summary and does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our Common Stock.
Discovery Bancorp
     We are Discovery Bancorp, a California corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as a holding company for our banking subsidiary, Discovery Bank, and our wholly-owned commercial finance lender, Celtic Capital Corporation (“Celtic”). When we say “we,” “our,” or the “Company,” we mean Discovery Bancorp on a consolidated basis with Discovery Bank and Celtic Capital Corporation. When we refer to “Bancorp,” we are referring to the parent company on a stand-alone basis; when we refer to the “Bank,” we are referring to Discovery Bank on a stand-alone basis; and when we refer to “Celtic,” we are referring to Celtic Capital Corporation on a stand-alone basis.
     Bancorp was incorporated on October 7, 2004, under the laws of the State of California, at the direction of the Board of Directors of the Bank for the purpose of becoming the Bank’s holding company. The holding company reorganization was consummated on June 22, 2005, pursuant to a Plan of Reorganization and Merger Agreement dated October 20, 2004, and each outstanding share of the Bank’s common stock was converted into one share of Bancorp’s Common Stock, and all outstanding shares of the Bank’s common stock were transferred to Bancorp. Further, each outstanding warrant to purchase the Bank’s common stock, issued in connection with the Bank’s 2003 Unit Offering, was converted into a warrant to purchase Bancorp’s Common Stock. Bancorp completed a $12 million stock offering in October 2005, the proceeds of which were used to acquire Celtic Capital Corporation, to provide capital to the Bank and for general corporate purposes.
     We will use the proceeds of this offering to enhance our working capital and provide funds to support the operations of the Bank and Celtic.
     Our Common Stock is traded on the OTC Bulletin Board under the symbol “DVBC.” Our headquarters are located at 338 Via Vera Cruz, San Marcos, California 92078. Our telephone number is (760) 736-8900.
Discovery Bank
     The Bank commenced operations on September 19, 2001, as a California state-chartered bank. The Bank is authorized to engage in the general commercial banking business by the California Department of Financial Institutions (“DFI”) and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the applicable limits of the law. The Bank is not a member of the Federal Reserve System (“FRB”).
     The Bank provides a wide range of financial services to small-and medium-sized businesses and individuals, including real estate, commercial and consumer loans. The Bank is one of very few independent banks in southern California that specializes in asset-based lending. The Bank also specializes in SBA-guaranteed lending and is designated as a “Preferred Lender” by the SBA. The Bank has experienced consistent growth in assets and deposits while maintaining asset quality. As of March 31, 2006, the Bank had total loans of $123.9 million and total deposits of $131.8 million.
     During 2003, the Bank conducted a successful public offering, selling 242,000 shares at $13.50 per share, raising an aggregate of $3.1 million in new capital.

     The Bank currently operates from the Company’s headquarters in San Marcos and a branch office in Poway.
Celtic Capital Corporation
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender, which operated for more than 22 years from its headquarters in Santa Monica, California. Celtic Merger Corp. assumed the premises leases of Celtic’s two offices located in Santa Monica, California and in Scottsdale, Arizona. A third office in Bellevue, Washington, was opened in the first quarter of 2006.
     Celtic Merger Corp. has been renamed Celtic Capital Corporation (“Celtic”) and continues to operates as a commercial finance lender. As a commercial finance lender, Celtic makes “asset-based” loans to companies that do not qualify for bank credit and secures its loans with business assets, such as accounts receivable and inventory. The executive management team of Celtic (prior to its acquisition by Bancorp) was retained and continues to serve Celtic.
Our Guiding Philosophy
     Our Board of Directors has adopted the following Vision Statement:
          “To be the preferred financial provider in the communities and markets that the Bank serves, using exceptional employees to deliver outstanding customer service.”
     Our Board of Directors has also adopted the following Mission Statement:
          “To identify the financial needs of customers and to exceed customer expectations in the delivery and quality of products and services; and to partner with communities we serve to provide lasting economic value and improve the quality of life. By achieving this mission in a professional and ethical manner, the Bank will assure the maximization of shareholder value.”
Our Principal Markets
     The local area from which the Bank attracts most of its business is the City of San Marcos, the neighboring cities of Carlsbad, Escondido and Vista, as well as other cities and communities throughout San Diego County’s North County, including Carmel Mountain, Poway, Rancho Bernardo, Rancho Penasquistos, Ramona and Scripps Ranch.
     Celtic makes loans in both Northern and Southern California, Arizona, Colorado, Oregon and in Washington.
Our Management Team
     We have assembled a management team with depth and breadth of experience in the financial services industry. The members of our executive management team include:

		Years of Financial
Name	Title	Services Experience
Joseph C. Carona	Executive Vice President and Chief Administrative Officer	36

Stanley M. Cruse	Executive Vice President and Chief Credit Officer	35

James P. Kelley, II	Director, President and Chief Executive Officer	30

Martin McNabb	Executive Vice President and Chief Financial Officer	25

This Offering — (See “WARRANT EXERCISE AND PLAN OF DISTRIBUTION” and “USE OF PROCEEDS” herein.)

Issuer	Discovery Bancorp.

Securities Offered	Up to 60,250 shares of our Common Stock, no par value per share, pursuant to the exercise of up to 60,250 warrants.

Exercise Price Per Share	$15.00.

Net Proceeds	$834 thousand, if all warrants are exercised, net of estimated expenses related to the offering of $70 thousand.

How to Exercise	To exercise your warrant, complete the Warrant Exercise Form on the back of your Warrant Certificate indicating an election to exercise and setting forth the number of shares to be purchased, and deliver the completed form to U.S. Stock Transfer Corporation, our Warrant Agent, along with your cash, check made payable to “Discovery Bancorp” or any combination thereof for the total exercise price, located at:

U.S. Stock Transfer Corporation 1745 Glendale Avenue Glendale, California 91204

Common Stock Outstanding as of May 22, 2006	1,871,883 shares.

Common Stock to be Outstanding After the Offering	1,932,133 shares, assuming all warrants are exercised and none of our outstanding stock options are exercised.

Warrant Exercise Expiration Date	5:00 p.m. Pacific Time on December 31, 2006, unless extended by Bancorp (subject to regulatory approval).

Anticipated Use of Proceeds	We plan to use the net proceeds of the offering to enhance our working capital and provide funds to support the operations of the Bank and Celtic.

Risk Factors	See “RISK FACTORS” and other information included in this prospectus for a discussion of factors you should carefully consider before investing in the Common Stock.

Dividend Policy	We intend to continue to follow our strategic plan of retaining earnings to increase our capital and provide additional basis for growth. Accordingly, we do not plan to pay dividends on our Common Stock in the near future.

OTC “Bulletin Board” Trading Symbol	“DVBC.”

SELECTED FINANCIAL INFORMATION
     The following summary presents our financial information as of and for the quarters ended March 31, 2006 and 2005, as of and for the years ended December 31, 2005, 2004, 2003 and 2002, and as of and for the initial period of operations ended December 31, 2001. The selected financial data was derived as of and for the quarters ended March 31, 2006 and 2005 from our unaudited interim consolidated financial statements, as of and for the year ended December 31, 2005 from our audited consolidated financial statements, and as of and for the years ended December 31, 2004, 2003 and 2002 and for the interim period ended December 31, 2001, from the Bank’s historical audited consolidated financial statements for those years and for the period from inception to December 31, 2001. Our unaudited interim consolidated financial statements include, in our opinion, all normal and recurring adjustments that we consider necessary for a fair statement of the results. This data should be read in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and the financial statements included elsewhere herein. The operating results for the quarter ended March 31, 2006 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2006.

	At or for the Three
	Months Ended March
	31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(1)
	(unaudited)		(dollars in thousands)
STATEMENT OF OPERATIONS SUMMARY:
Interest income	$3,816	$1,647	$9,950	$5,004	$3,292	$1,806	$87
Interest expense	1,285	506	3,132	1,180	866	496	8

Net interest income	2,531	1,141	6,818	3,824	2,426	1,310	79
Provision for loan losses	106	159	786	238	289	391	81

Net interest income after provision for loan losses	2,425	982	6,032	3,586	2,137	919	(2)
Other income	327	119	920	283	457	133	5
Other expenses	1,921	1,063	5,997	3,336	2,303	1,779	780

Income before provision for income taxes	831	38	955	533	291	(727)	(777)
Income taxes (credit)	357	37	402	(86)	(149)	1	0

Net income (loss)	$474	$1	$553	$619	$440	$(728)	$(777)

PER SHARE DATA:
Basic earnings(2)	$0.25	$0.00	$0.42	$0.60	$0.49	$(0.92)	$(0.98)
Diluted earnings(3)	$0.25	$0.00	$0.40	$0.56	$0.46	$(0.92)	$(0.98)
Book value(4)	$12.47	$9.89	$12.20	$9.93	$9.35	$7.77	$8.65

Cash dividends	$0	$0	$0	$0	$0	$0	$0
Weighted average number of shares outstanding	1,871,883	1,037,498	1,324,298	1,037,298	897,017	795,298	795,298
Weighted average number of shares outstanding (fully diluted)	1,871,883	1,102,695	1,367,527	1,095,455	935,974	822,991	822,459

(1)	For the period from commencement of operations, September 19, 2001, through December 31, 2001.

(2)	These figures represent the net income (loss) divided by the weighted average number of shares outstanding (exclusive of shares exercisable under our Stock Option Plan).

(3)	These figures represent the net income (loss) divided by fully diluted weighted average number of shares outstanding.

(4)	The book value per share represents total stockholders’ equity divided by the total number of shares of our common stock outstanding at the end of the period indicated.

	At or for the Three
	Months Ended
	March 31,				At or for the Year Ended December 31,
	2006		2005		2005	2004	2003	2002		2001(1)
	(unaudited)				(dollars in thousands)
STATEMENT OF CONDITION SUMMARY:
Cash and due from banks	$7,763		$3,060		$6,709	$1,639	$1,495		$1,402		$341
Federal funds sold	$9,820		$9,315		$8,145	$4,945	$615		$1,745		$2,545
Interest-bearing deposits	$5,193		$2,883		$2,606	$2,692	$2,533		$498		$399
Investment securities	$3,335		$3,125		$3,402	$2,706	$2,843		$654		$1,833
Loan, net of unearned income	$144,965		$94,555		$136,110	$81,035	$60,696		$37,674		$6,482
Allowance for possible loan losses	$1,891		$1,157		$1,784	$998	$760		$472		$81
Total assets	$178,814		$119,476		$164,706	$99,206	$68,282		$41,955		$11,841
Total deposits	$131,812		$99,826		$112,585	$79,672	$54,161		$35,396		$4,904
Short term borrowings (2)	$22,241		$8,500		$28,086	$9,000	$4,305	$	[ ]	$	[ ]
Total stockholders’ equity	$23,348		$10,264		$22,843	$10,299	$9,696		$6,178		$6,879
PERFORMANCE RATIOS:
Return on average assets	1.12	%(3)	0.00	%(3)	0.41%	0.72%	0.81%		(2.53)%		(8.27	)%(3)
Return on average equity	8.23	%(3)	0.01	%(3)	3.72%	6.16%	5.74%		(11.17)%		(10.59	)%(3)
Net interest margin	6.63	%(3)	4.67	%(3)	5.58%	4.76%	4.59%		4.71%		3.20	%(3)
Efficiency ratio (4)	67.21%		84.37%		77.50%	81.24%	79.88%		123.28%		N/A
Average net loans as a percent of average deposits (5)	101%		97.28%		98.25%	101.17%	102.53%		107.67%		94.70%
ASSET QUALITY RATIOS:
Nonperforming loans to total loans	0.50%		0.00%		0.53%	0.00%	0.00%		0.00%		0.00%
Net charge-offs to average loans	0.00%		0.00%		0.00%	0.00%	0.00%		0.00%		0.00%
Allowance for loan losses to period-end loans	1.30%		1.22%		1.31%	1.23%	1.25%		1.27%		1.27%
CAPITAL RATIOS:
Total stockholders’ equity as a percent of total assets	13.06%		8.60%		13.87%	10.38%	14.20%		14.73%		58.09%
Average equity as a percent of average total assets	13.59%		9.57%		11.09%	11.68%	14.02%		22.61%		78.02%
Leverage ratio (6)	12.82%		9.41%		13.45%	10.57%	15.27%		14.81%		73.31%
Tier 1 risk-based capital ratio	13.08%		9.74%		13.57%	11.30%	15.05%		19.49%		96.33%
Total risk-based capital ratio	14.26%		10.85%		14.73%	12.41%	16.23%		20.98%		97.46%

(1)	For the period from commencement of operations, September 19, 2001, through December 31, 2001.

(2)	The figure for 2005 includes $16.1 million of Celtic borrowings under their borrowing line with an unaffiliated bank.

(3)	These ratios have been annualized. No assurance can be given that the annualized ratios for the three months ended March 31, 2006 are indicative of the ratios that may be expected for the year ended December 31, 2006.

(4)	The efficiency ratio is computed by dividing noninterest expense by net interest income plus noninterest income, excluding securities gains and losses.

(5)	These figures represent the ratios for the Bank, excluding non-bank affiliate (Celtic) loans which are not funded with Bank deposits.

(6)	The figures for 2003, 2002, and 2001 represent the ratios for the Bank only.

RISK FACTORS
     An investment in our Common Stock involves a high degree of risk. We describe below the material risks and uncertainties that affect us. Before making an investment decision, you should carefully consider all of these risks and all other information contained in this prospectus. If any of the risks described in this prospectus occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of our Common Stock could decline significantly, and you could lose all or a part of your investment.
Risks Related to the Company
     We have a Limited Operating History and We Do Not Have a Sustained History of Profitability. The Bank commenced operations on September 19, 2001 and has been profitable, on an annual basis, only since 2003. Therefore, we have a limited operating history and do not have a sustained history of profitability. We still remain subject to the risks inherently associated with a new business enterprise, in general, and a new financial institution, in particular, such as untested systems and management in a full range of economic conditions.
     We Face Limits on Our Ability to Lend. The Bank’s legal lending limit as of March 31, 2006, was approximately $3.9 million for secured loans and $2.4 million for unsecured loans. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which many of our competitors with larger lending limits can offer. Our legal lending limit affects our ability to seek relationships with the region’s larger and more established businesses. Through our previous experience and relationships with a number of the region’s other financial institutions, we are generally able to accommodate loan amounts greater than our legal lending limit by selling participations in those loans to other banks. However, we cannot assure you of any success in attracting or retaining customers seeking larger loans or that we can engage in participations of those loans on terms favorable to us.
     Declines in Real Estate Values Could Materially Impair Our Profitability and Financial Condition. As of March 31, 2006, a significant portion of our loan portfolio (56% of our loan portfolio) consists of commercial real estate and construction loans secured by real estate collateral. A substantial portion of the real estate securing these loans is located in San Diego County. Real estate values are generally affected by factors such as:
•	the socioeconomic conditions of the area where the real estate collateral is located;

•	fluctuations in interest rates;

•	property and income tax laws;

•	local zoning ordinances governing the manner in which real estate may be used; and

•	Federal, state and local environmental regulations.
     Declines in real estate values could significantly reduce the value of the real estate securing our loans and could increase the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not sufficient to provide adequate security for the underlying loans, we will be required to make additional loan loss provisions which, in turn, will reduce our profits and could negatively affect our capital. Finally, if a borrower defaults on a loan secured by real estate, we may be forced to foreclose on the property and carry it as a nonperforming asset, which, in turn, reduces our net interest income.
     Changes in Economic Conditions, in Particular an Economic Slowdown in Southern California, Could Hurt our Business Materially. Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Substantially all of our business comes from Southern California and particularly San Diego County. A deterioration in economic conditions, whether caused by national concerns or local concerns, in Southern California could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	low cost or noninterest-bearing deposits may decrease; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.
     Our Future Growth May Be Hindered If We Do Not Raise Additional Capital. Bank holding companies and banks are required by law and regulation to meet capital adequacy guidelines and maintain their capital to specified percentages of their assets. A failure to meet these guidelines will limit our ability to grow and could result in banking regulators requiring us to increase our capital or reduce our loans and other earning assets. Therefore, in order for us to continue to increase our earning assets and net income, we may be required, from time to time, to raise additional capital. We cannot assure you that additional sources of capital will be available or, if it is, that it will be available on terms reasonable to us.
     We Have a Continuing Need to Adapt to Technological Changes. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology allows us to:
•	serve our customers better;

•	increase our operating efficiency by reducing operating costs;

•	provide a wider range of products and services to our customers; and

•	attract new customers.
     Our future success will partially depend upon our ability to successfully use technology to provide products and services that will satisfy our customers’ demands for convenience, create additional operating efficiencies, and respond to regulatory changes. Our larger competitors already have existing infrastructures or substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing those products and services to our current and future customers.
     Our Growth Strategy Involves Risks That May Adversely Impact Our Net Income. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may not be able to sustain our planned growth without establishing new branches or new products. Therefore, we may expand in our current market by opening or acquiring branch offices or we may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses. Our ability to manage growth will depend primarily on our ability to monitor and manage expanded operations; control funding costs and operating expenses; maintain positive customer relations; and attract, assimilate and retain qualified personnel.
     We are Exposed to Risk of Environmental Liabilities With Respect to Properties to Which We Take Title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.
     Our Ability to Pay Cash Dividends is Restricted by Law and Will Depend on Capital Distributions From the Bank and Celtic. Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. We cannot assure you that we will meet the criteria specified under California law in the future. Even if we may legally declare and pay dividends, the amount and timing of those dividends will be at the discretion of our Board of Directors. Our Board of Directors may, in its sole discretion, decide not to declare dividends. We do not plan to pay dividends on our Common Stock in the near future. We presently intend to follow a policy of retaining earnings, if any, for the purpose of increasing our net worth and reserves.
     As a bank holding company, substantially all of our operating assets are owned by the Bank and we will rely upon receipt of sufficient funds from the Bank and Celtic, primarily in the form of cash dividends, to meet our obligations and corporate expenses. The availability of cash dividends from the Bank and Celtic, however, is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank and other factors, that the DFI and/or the FDIC could assert that payment of dividends by the Bank or other payments is an unsafe or unsound practice. As of March 31, 2006, the Bank was legally able to pay cash dividends.
     Our Allowance for Loan Losses May Not be Adequate to Cover Actual Losses. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover potential losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially adversely affect our earnings. (See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” herein.)
     We are Dependent on Key Personnel and the Loss of One or More of Those Key Personnel May Materially and Adversely Affect Our Prospects. We currently depend heavily on the services of our president and chief executive officer, James P. Kelley, II and a number of other key management personnel. The loss of Mr. Kelley’s services or that of other key personnel could materially and adversely affect our results of operations and financial condition. Our success also depends, in part, on our ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.
     Implementation of Sarbanes-Oxley Section 404. The regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002 will require us to provide our assessment of the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-KSB for the fiscal year ending December 31, 2006. Our independent auditors will be required to confirm in writing whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects, and separately report on whether they believe we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.
     We believe that we currently have adequate controls over financial reporting and that any weakness identified in our internal controls will not be material. We cannot assure you that we will not discover additional material weaknesses in our internal controls. We also cannot assure you that we will complete the process of our evaluation and the auditors’ attestation on time. If a material weakness is discovered, corrective action may be time consuming, costly and further divert the attention of management and its resources. The disclosure of a material weakness, even if quickly remedied, could reduce the market’s confidence in our financial statements and lower our stock price, especially if a restatement of financial statements for past periods were to be necessary.
     A Significant Portion of Our Commercial Loans Are to Small Businesses, Which Have a Higher Degree of Risk Than Other Types of Loans. Commercial business loans generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principle in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. As of March 31, 2006, approximately 39% of our loan portfolio consisted of small business loans.
     Risks of Natural Disasters. A major earthquake could result in material loss to the Bank. Our operations are concentrated in the San Diego County area of Southern California. California is an earthquake-prone region. We have a disaster-recovery plan with offsite data processing resources. Our properties and most of the real and personal property securing loans in the Bank’s portfolio are in Southern California. Many of our borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in Southern California.
     Commercial Finance Lending Entails Greater Risks. The business of commercial finance lending is one of loaning to companies that cannot qualify for bank credit because of weaknesses in their financial condition. In making loans to such borrowers, a commercial finance company relies on collateral security which it must be able to liquidate for proceeds sufficient to repay the money advanced. In most cases, the borrower’s business operations suffers from material weaknesses somewhat mitigated by monitoring such borrowers on a daily reporting basis. The risk of fraud is inherent in commercial finance lending. Considerable reliance is therefore placed upon the skill of the lenders, their ability to correctly evaluate the collateral security offered, their process for monitoring events within the debtor company, and their ability to successfully effect liquidation, should that become necessary. We believe the management and staff of Celtic are skilled in the requisite functions and that the commercial finance business being acquired possesses the requirements needed to be successful, but there is no assurance that such will be the case.
Risks Related to Our Common Stock
     This Offering is Not Underwritten. This offering is not being underwritten. Thus, there has not been an independent review of matters covered by this prospectus as might be conducted by an underwriter had they been affiliated with this offering. You must rely solely on our directors and officers as to the accuracy of the information contained in this prospectus.
     We Are Conducting this Offering on a “Best Efforts” Basis. This offering is being conducted on a “best-efforts” basis by our directors and officers. There is no requirement that any minimum number of our warrants is exercised and we cannot assure you that all of the warrants will be exercised.
     The Value of Your Interests in Us Will be Immediately Diluted. Dilution represents the difference between the exercise price and the net book value per share after the offering. You will incur immediate dilution between the exercise price and the net book value of the Common Stock. The amount of dilution is approximately $2.48 per share, based on the exercise price of $15.00 per share and our per share book value of $12.47 at March 31, 2006, adjusted to reflect the net proceeds of this offering, assuming that all 60,250 warrants are exercised.
     Concentrated Ownership of Our Common Stock By Directors and Executive Officers Creates a Risk of Sudden Changes in Our Share Price. As of May 22, 2006, members of our Board of Directors and executive management team owned or controlled approximately 17.7% of the total outstanding Common Stock. The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our Common Stock or warrants. This would also apply if we sold more shares to raise capital.
     Only a Limited Trading Market Exists for Discovery Bancorp Common Stock Which Could Lead to Price Volatility. Only a limited trading market for our Common Stock exists on the OTC “Bulletin Board.” Although two dealers currently trade shares of our Common Stock, such trading cannot be considered “active.” There has been no market for our warrants and we cannot assure you that an active public market for our Common Stock or warrants will ever develop or the extent to which the two dealers will continue trading our Common Stock.
Risks Related to Our Industry
     Our Business is Subject to Interest Rate Risk and Variations in Interest Rates May Negatively Affect Our Financial Performance. Changes in the interest rate environment may reduce our profits. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. It is also affected by the proportion of interest earning assets that are funded by interest-bearing liabilities. In general, over most time periods we have more assets than liabilities repricing and therefore generally benefit more in periods of rising interest rates than in periods of falling interest rates. This is primarily due to our relatively high ratio of interest-earning assets to interest-bearing liabilities. To mitigate the impact of declining interest rates we can extend the repricing maturities of our interest-earning assets and negotiate interest rate floor provisions into our longer term variable rate loans. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.
     Additionally, the rates of interest and fees charged by Celtic and other commercial financial lenders are substantially higher than those charged for similar bank loans, so borrowers have significant incentive to try to find more favorable financing, and turnover in the borrower portfolio places substantial emphasis on the marketing process to replace departing borrowers. Celtic’s ability to charge the required rates varies, from time to time, with the strength of competition. There is no assurance that Celtic will be able to sustain its current volume of business in the future, or that market conditions will be favorable to its operations.
     We Face Strong Competition From Financial Service Companies and Other Companies that Offer Banking Services that Could Hurt Our Business. We conduct our banking operations exclusively in Southern California. Celtic operates throughout California, Arizona, Colorado, Oregon and in Washington. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking and commercial finance services that we offer in our service areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.
     We are Subject to Extensive Regulation Which Could Adversely Affect Our Business. Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains certain forward-looking information about us, which statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond our control. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to:
•	planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame;

•	revenues are lower than expected;

•	credit quality deterioration which could cause an increase in the provision for loan losses;

•	competitive pressure among depository institutions increases significantly;

•	the integration of acquired businesses costs more, takes longer or is less successful than expected;

•	the possibility that personnel changes will not proceed as planned;

•	the cost of additional capital is more than expected;

•	A change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks and liquidity risks;

•	general economic conditions, either nationally or in the market areas in which we do or anticipate doing business, are less favorable than expected;

•	the economic and regulatory effects of the continuing war on terrorism and other events of war, including the war in Iraq;

•	legislative or regulatory requirements or changes adversely affect our business;

•	changes in the securities markets; and

•	regulatory approvals for announced or future acquisitions cannot be obtained on the terms expected or on the anticipated schedule.

     If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, our results could differ materially from those expressed in, implied or projected by, such forward-looking statements. We assume no obligation to update such forward-looking statements. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-KSB, 10-QSB and 8-K.
WARRANT EXERCISE AND PLAN OF DISTRIBUTION
General
     Our warrant holders are hereby offered the opportunity to exercise their warrants and purchase shares of our Common Stock at $15.00 per share. Because we are conducting this offering on a best-efforts basis through our directors and officers, there is no assurance that all warrants will be exercised. Our directors and officers will not be compensated in connection with their procurement of subscriptions, but will be reimbursed for any reasonable out-of pocket expenses incurred in connection with this offering, if any. We do not expect, however, that any such expenses will be significant.
     Our warrants are exercisable through, and this offering terminates at 5:00 p.m. Pacific Time on December 31, 2006, unless extended by Bancorp (subject to regulatory approval). Any unexercised warrants after December 31, 2006, will expire and no longer be exercisable.
Plan of Distribution
     This offering is being made to our existing warrant holders. It is anticipated that our directors and executive officers (10 persons) will exercise approximately 8,896 warrants, although no assurance can be given in this regard and the actual number of warrants exercised by such persons may be higher or lower than indicated.
How to Subscribe
     You may exercise your warrant by completing the Warrant Exercise Form on the back of your Warrant Certificate, indicating an election to exercise and setting forth the number of shares to be purchased, and by delivering your completed Warrant Exercise Form and payment for the shares of Common Stock you want to purchase to our Warrant Agent, U.S. Stock Transfer Corporation, located at:
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204
     Payment shall be made in cash, by certified or official bank check payable to the order of Discovery Bancorp, or by any combination thereof.
     If you have any questions about the exercise procedure, or if you cannot locate your Warrant Certificate, please contact Pamela Ciberay, at 760 736 8900.
     Completed Warrant Exercise Forms and payment must be received by our Warrant Agent by 5:00 p.m. on December 31, 2006, the scheduled expiration date of the warrants, unless extended by Bancorp (subject to regulatory approval).
     Once accepted, Warrant Exercise Forms are irrevocable and may not be withdrawn without our consent.
Issuance of Certificates

     Certificates for the shares of our Common Stock duly subscribed and paid for will be issued as soon as practicable after receipt of the completed Warrant Exercise Form and payment.
USE OF PROCEEDS
     The net proceeds from the exercise of the warrants, after giving effect to estimated expenses of approximately $60 thousand, will be approximately $844 thousand, assuming all 60,250 warrants are exercised. However, this offering is being conducted on a “best-efforts” basis and no assurance can be given that the offering will be fully subscribed.
     The net proceeds from the offering will enhance our working capital and provide funds to support the operations of the Bank and Celtic.

CAPITALIZATION
     The following table sets forth our actual capitalization and capital ratios as of March 31, 2006, and as adjusted to give effect to the sale of the units being offered and to give effect to the exercise of the warrants:

		As Adjusted
		for the Exercise
	Actual As of	of 60,250
	March 31, 2006(1)	Warrants(1)(2)
	(unaudited)	(unaudited)
	(dollars in thousands)
Shareholders’ Equity:
Common Stock, no par value, 10,000,000 shares authorized	$22,815	$23,649
Retained earnings	580	580
Accumulated other comprehensive gain (loss)	(47)	(47)

Total shareholders’ equity	$23,348	$24,182

Total number of shares of Common Stock outstanding	1,871,883	1,932,133
Book value per share	$12.47	$12.52
Capital Ratios:
Tier 1 leverage capital ratio	12.82%	13.34%
Tier 1 risk-based capital ratio	13.08%	13.66%
Total risk-based capital ratio	14.26%	14.83%

(1)	Does not reflect 254,633 unissued shares subject to outstanding stock options at March 31, 2006. (See “MANAGEMENT — Stock Options” herein.)

(2)	After deducting estimated expenses in connection with the offering of approximately $70 thousand.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
Trading History
     There has been a limited trading market for our Common Stock on the OTC “Bulletin Board” (trading symbol “DVBC”) and no assurance can be given that a more active public trading market for the Common Stock will develop in the future. Bancorp is aware of only 2 dealers that effected trades in the Common Stock. The Common Stock is not registered under the Securities Exchange Act of 1934 and, therefore, the Common Stock is not currently eligible for listing on any exchange or on the Nasdaq National Market.
     There has been no market for Bancorp’s warrants and it is unlikely that an active trading market will develop.
     The information in the following table indicates the high and low sales prices and volume of trading for the Common Stock for each quarterly period since January 1, 2004, and is based upon information provided by the OTC “Bulletin Board.” The information provided includes trading in the Bank’s common stock for the period prior to the holding company reorganization. Because of the limited market for the Common Stock, these prices may not be indicative of the fair market value of the Common Stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below. These prices do not include retail mark-ups, mark-downs, or commissions.

	Sales Prices		Approximate Number
Quarter Ended	High	Low	of Shares Traded
March 31, 2004	$16.00	$14.25	10,200
June 30, 2004	$18.50	$15.50	8,995
September 30, 2004	$17.50	$15.75	21,100
December 31, 2004	$16.75	$15.00	36,009
March 31, 2005	$18.00	$16.00	137,051
June 30, 2005	$16.50	$13.05	24,277
September 30, 2005	$16.25	$14.00	297,290
December 31, 2005	$15.65	$14.95	220,839
March 31, 2006	$18.30	$17.80	140,248
     According to information provided by the OTC “Bulletin Board,” the most recent trade in our Common Stock prior to the date of this prospectus occurred on July 18, 2006 for 555 shares, at a sales price of $18.00 per share. The “bid” and “asked” prices as of July 18, 2006, were $18.00 and $18.00, respectively.
Transfer Agent
     Our transfer agent for our Common Stock and warrants is U.S. Stock Transfer Corporation, Glendale, California.
Shareholders
     As of May 22, 2006, there were approximately 224 shareholders of record of our Common Stock, and 97 holders of our warrants.
Dividends
     To date, Bancorp has not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon Bancorp’s earnings and financial condition and other factors deemed relevant by Bancorp’s Board of Directors. It is Bancorp’s current intention to follow a strategic plan of retaining earnings to increase capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.
Securities Authorized Pursuant to Equity Compensation Plans
     The following table provides information as of May 22, 2006 regarding our equity compensation plans:

			Number of Securities
			Remaining Available for
			Future Issuance Under
			Equity Compensation
	Number of Securities to	Weighted-Average	Plans (excluding
	be Issued Upon Exercise	Exercise Price of	securities reflect in
	of Outstanding Options	Outstanding Options	column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:	238,457	$12.20	254,633
2004 Stock Option Plan
Equity compensation plans not approved by security holders:
None	0	N/A	0

Total	238,457	$12.20	254,633

BUSINESS
Discovery Bancorp
     General. Discovery Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Bancorp’s principal business is to serve as a holding company for our banking subsidiary, Discovery Bank, and our wholly-owned commercial finance lender, Celtic Capital Corporation.
     Bancorp was incorporated on October 7, 2004, under the laws of the State of California, at the direction of the Board of Directors of the Bank for the purpose of becoming the Bank’s holding company. The holding company reorganization was consummated on June 22, 2005, pursuant to a Plan of Reorganization and Merger Agreement dated October 20, 2004, and each outstanding share of the Bank’s common stock was converted into one share of Bancorp’s Common Stock, and all outstanding shares of the Bank’s common stock were transferred to Bancorp. Further, each outstanding warrant to purchase the Bank’s common stock, issued in connection with the Bank’s 2003 Unit Offering, was converted into a warrant to purchase Bancorp’s Common Stock. Bancorp completed a $12 million stock offering in October 2005, the proceeds of which were used to acquire Celtic Capital Corporation, to provide capital to the Bank and for general corporate purposes. (See “—Celtic Capital Corporation” discussed below.)
Discovery Bank
     General. The Bank commenced operations as “Discovery Valley Bank” in September 2001 as a state-chartered bank. The Bank is authorized to engage in the general commercial banking business and its deposits are insured by the FDIC, up to the applicable limits of the law. The Bank is not a member of the Federal Reserve System. The Bank offers its services through its main office, which is located in San Marcos, and through a second branch office located in Poway. In January 2003, the Bank changed its name to “Discovery Bank” in order to reflect its growth beyond its initial primary market area known as the Discovery Valley. (See “—Discovery Bank — Market Area” discussed below.)

     Since opening in September 2001, the Bank has experienced consistent growth in assets and deposits while maintaining asset quality. Total assets grew from $11.8 million at December 31, 2001, to $68.3 million at December 31, 2003, to $99.2 million at December 31, 2004, to $142.3 million at December 31, 2005, and to $155.0 at March 31, 2006. Similarly, total deposits grew from $4.9 million at December 31, 2001, to $54.2 million at December 31, 2003, to $79.7 million at December 31, 2004, to $112.6 million at December 31, 2005, and to $131.8 million at March 31, 2006.
     Products and Services Offered. The Bank offers a variety of checking, savings and money market accounts, sweep accounts, and time certificate of deposits, including IRA and KEOGH accounts. Depositors have the option of subscribing for a wide range of electronic services including ATM/debit card services. In addition, the Bank provides other incidental services customary to the banking industry.
     The Bank makes a variety of loan products available, including commercial, real estate, construction, automobile and other installment and term loans. Through affiliations with third party vendors, the Bank also provides loans for single-family mortgages and merchant card services.
     One of the Bank’s specialized banking products is asset-based loans, which are loans secured by accounts receivable, inventory and equipment. These products allow small business customers the opportunity to borrow without providing real estate collateral.
     The Bank also offers SBA-guaranteed loans and was designated a “Preferred Lender” by the SBA in 2003. Under the SBA’s Preferred Lenders Program, or PLP, loan approval, closing and most servicing and liquidation authorities are delegated to lenders such as the Bank, enabling them to process loans faster. The SBA generally approves PLP loans submitted by participating lenders in 36 hours or less. To become a PLP lender, a bank must compile a consistent record of success and exhibit a broad understanding of SBA lending policies and procedures.
     The SBA’s 7a loan program is available to businesses of almost every type, and makes a special effort to assist businesses owned by women and minorities. With the government guarantee, we can offer loan applicants greater flexibility in maturity terms and interest rates. Loan proceeds can be used for a variety of financing needs, including real estate, equipment, working capital, expansion and inventory.
     Business Strategy. The Bank’s business plan emphasizes providing highly specialized financial services in a professional and personalized manner to individuals and businesses in its market area. The Bank’s primary market area is San Diego County. Recently the Bank was selected as an “Emerging 504 Lender” by CDC Small Business Finance Corp. for the Bank’s success in linking owners of small businesses with SBA loans and encouraging economic development activity in the North County area. The Bank markets certain of its services, such as small business loans and real estate loans, to an expanded market encompassing portions of Riverside and Orange Counties. Since the Bank is predominantly locally owned, with a local management team and Board of Directors charged with monitoring the financial needs of the communities served by the Bank, management believes that the Bank is in a position to respond promptly to the changing needs of its customers.
     Internet Banking Services. The Bank has its own “home page” address on the World Wide Web as an additional means of expanding its market and providing a variety of internet banking services. The Bank’s website address is: www.discovery-bank.com.
     Market Area. The Bank conducts its business through its main office located in San Marcos and through a second office located in Poway. The local area from which the Bank attracts most of its business is the City of San Marcos, the neighboring cities of Carlsbad, Escondido and Vista, as well as other cities and communities throughout San Diego County’s North County, including Carmel Mountain, Poway, Rancho Bernardo, Rancho Penesquitos, Ramona and Scripps Ranch.

     Competition. The banking business in California, generally, and in the Bank’s service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. The Bank competes for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in our market areas. Among the advantages that the major banks have over the Bank are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in the Bank’s service areas offer certain services (such as trust and international banking services) that are not offered directly by the Bank and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.
     Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, credit unions and securities firms.
     In November 1999, the President signed the Gramm-Leach-Bliley Act, or the GLB Act, into law, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revised the Bank Holding Company Act of 1956 and repealed the affiliation prohibitions of the Glass-Steagall Act of 1933. Consequently, a qualifying holding company, called a financial holding company, can engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are “financial in nature” or “incidental” to those financial activities. Expanded financial affiliation opportunities for existing bank holding companies are now permitted. Moreover, various non-bank financial services providers can acquire banks while also offering services like securities underwriting and underwriting and brokering insurance products. The GLB Act also expanded passive investment activities by financial holding companies, permitting investments in any type of company, financial or non-financial, through acquisitions of merchant banking firms and insurance companies.
     Given that the traditional distinctions between banks and other providers of financial services have been effectively eliminated, the Bank will face additional competition from thrift institutions, credit unions, insurance companies and securities firms. Additionally, their ability to cross-market banking products to their existing customers or the customers of affiliated companies may make it more difficult to compete. The Bank and many similarly situated institutions have not yet experienced the full impact of the GLB Act and therefore, it is not possible to determine the potential effects, if any, that the GLB Act will have on community banks in general, or on the Bank’s operations specifically.
     In order to compete, the Bank uses to the fullest extent possible the familiarity of its directors and officers with the market area and its residents and businesses and the flexibility that the Bank’s independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by directors, officers and other employees. The Bank uses advertising, including radio and newspaper ads and direct mail pieces, to inform the community of the services it offers. The Bank also utilizes emerging marketing techniques, such as the Internet, to reach target markets. In addition, directors and shareholders refer customers, as well as bring their own business. The Bank also has an active calling program where officers, including commissioned business development officers, contact targeted prospects to solicit both deposit and loan business.
     The Bank has developed programs that are specifically addressed to the needs of consumers, professionals and small-to medium-sized businesses. In the event there are customers whose loan demands exceed the Bank’s lending limits, it arranges for such loans on a participation basis with other financial institutions and intermediaries. The Bank also assists those customers requiring other services not offered by the Bank to obtain those services from correspondent banks. In addition, the Bank offers ATM services, a night depository, courier services, bank-by-mail services, merchant windows and direct deposit services.
     The Bank’s management believes that the Bank’s reputation in the communities served and personal service philosophy enhance the ability to compete favorably in attracting and retaining individual and business clients. The Bank also believes that it has an advantage over the larger national and “super regional” institutions because it is managed by well respected and experienced bankers.
     Mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among the Bank’s targeted customer population. Moreover, larger competitors may not offer adequate personalized banking services, since their emphasis is on large volume and standardized retail products.
     The Bank faces growing competition from other community banks. These institutions have similar marketing strategies, have also been successful and provide strong evidence regarding the potential success of the community banking sector.
     Dependence on One or a Few Major Customers. The Bank has a diversified loan and deposit customer base and is not dependent on one or a few major customers.
     Employees. At March 31, 2006, the Bank had 38 full-time employees and 4 part-time employees. The Bank’s employees are not represented by any union or other collective bargaining agreement and the Bank considers its relations with its employees to be excellent.
Celtic Capital Corporation
     General. On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender, which operated for more than 22 years from its headquarters in Santa Monica, California. Celtic Merger Corp. assumed the premises leases of Celtic’s two offices located in Santa Monica, California and in Scottsdale, Arizona. A third office in Bellevue, Washington, was opened in the first quarter of 2006.
     Celtic Merger Corp. has been renamed Celtic Capital Corporation and continues to operates as a commercial finance lender. The executive management team of Celtic Capital Corporation (prior to its acquisition by Bancorp) was retained and continues to serve Celtic. (See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Introduction” and Notes 1 and 15 to the financial statements for additional information regarding the Celtic asset purchase.)
     Products and Services Offered. Celtic offers a diverse range of lending products designed to accommodate an equally diverse range of companies and their needs. Each of Celtic’s loan products is aimed at enhancing immediate cash flow while allowing business owners the opportunities to grow their businesses. Celtic’s primary products include working capital financing secured by accounts receivable, inventory and equipment. As a commercial finance business, Celtic focuses on loans to companies that do not qualify for bank credit and makes loans against the liquidation value of collateral offered by the borrowing entity. Such loans are often referred to as “asset-based loans.” The Bank also conducts an asset-based loan program catering to borrowers who qualify for bank credit. In the normal course of offering lending services, the Bank’s marketing officer’s encounter lending opportunities which cannot be serviced through the Bank’s lending program, but which fit the profile of the commercial finance lender. Likewise, commercial finance lenders encounter opportunities better serviced by banks. Cross-marketing opportunities are believed to be substantial, which could serve to enhance the overall effectiveness of both businesses.
     Business Strategy. The business of Celtic had, in the past, been conducted solely for the benefit of its family owners and had been hampered by lack of capital upon which to build. We have capitalized the commercial finance business through an infusion of additional capital to Celtic and have refinanced its borrowings at lower costs than were available to the family-owned business. The managers who had been, and continue to manage Celtic’s business, have many years of experience in operating a commercial finance company. Further, Mr. Carona, as well as Mr. Dalshaug, both of whom are experienced in operating a commercial finance company in a profitable manner, have been added to Celtic’s Board of Directors. Management believes that with the above-mentioned funding of the commercial finance company at lower costs than available to the family-owned business, plus anticipated further reductions in certain operating expenses, together with the additional experience of the principals noted above, as well as acquiring a business that augments the business of the Bank, we will have enhanced the capacity to manage Celtic’s business in a profitable manner. We believe, therefore, and our financial forecasts would indicate, that with the improved financial structure, in addition to acquiring a commercial finance business that augments the business of the Bank, we have acquired a business which can be operated in such a fashion as to earn an attractive rate of return to Bancorp’s shareholders.
     Internet Banking Services. Celtic has its own “home page” address on the World Wide Web as an additional means of expanding its market and providing a variety of internet business services. Celtic’s website address is: www.celticcapital.com.
     Market Area. Celtic conducts its business through its main office located in Santa Monica, California and through two sales offices located in Scottsdale, Arizona, and Bellevue, Washington. The sales representative in Phoenix covers the Arizona, Colorado, New Mexico and Nevada markets while the representative in Bellevue covers the Washington, Oregon, Idaho, Utah and northern California markets. Celtic’s representative in Santa Monica covers the greater southern California market. A significant portion of the loan portfolio is in Southern California, Arizona and Colorado. The Bellevue representative is a recent addition to the sales staff.
     Competition. Celtic operates throughout California, Arizona, Colorado, Oregon and Washington. Many competitors offer the same commercial finance services that we offer in our service areas. These competitors include commercial finance companies, national banks, regional banks and other community banks. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans, and range and quality of products and services provided. Celtic has been successful, despite these competitive pressures, due to its focus on its core competencies which include handling difficult transactions, speed of analysis, structuring workable solutions and providing its customers with exemplary service. Additionally, there is less competition from many of the larger asset-based lenders in the primary niche Celtic serves of loans under $3 million.
     Dependence on One or a Few Major Customers. Celtic will typically have one or a few borrowers that individually represent between 8% to 12% of the total loan portfolio. This is inherent in a small commercial finance company. Celtic limits its exposure in any one transaction to not more than $2.5 million or approximately 12% of the total loan portfolio, whichever is smaller. Given the tight daily monitoring of the collateral and the collateral supporting the individual loans, Celtic has been effective at mitigating this risk, both from a loan loss perspective and a loss of business perspective.
     Employees. At March 31, 2006, Celtic had 12 full-time employees and 1 part-time employee. Celtic employees are not represented by any union or other collective bargaining agreement and the Celtic considers its relations with its employees to be excellent.
Premises
     The Bank’s main office is located at 338 Via Vera Cruz, San Marcos, California 92078. The premises consists of a multi-level commercial building with approximately 28,000 square feet of rentable space, of which the Bank is leasing 13,000 square feet of the ground floor space. The building is owned by San Marcos Building LLC (the “San Marcos Subsidiary”), a wholly-owned subsidiary of the Bank. The San Marcos Subsidiary purchased the building for $4,950,000 in July 2004, and spent an additional $700,000 for improvements and for new furniture and equipment for this facility. In July 2004, the Bank entered into a 5-year lease with the San Marcos Subsidiary. The Bank has three 5-year options under the lease. The current monthly rent is $25,848, with annual cost of living increases of 3%. The Bank’s Board of Directors determined that the terms of the lease agreement are no less favorable to the Bank than those that the Bank could have obtained from unaffiliated third parties. The San Marcos Subsidiary has tenants which occupy approximately 15,500 square feet of the building.
     The Bank leases its Poway branch office, located at 13436 Poway Road, Poway, California 92064, in the Poway Town and Country Shopping Center, from an unaffiliated third party. The premises consist of approximately 1,500 square feet. The lease provides for base monthly rent of $2,269 plus a pro rata share of the shopping center’s operating costs and property taxes and annual cost of living increases of at least 3% but not greater than 6%. The lease expires on October 31, 2007 and the Bank has an option to extend for one 5-year period. The Bank believes that its premises will be adequate for present and anticipated needs. The Bank does contemplate refurbishing and leasing the second floor the main building upon the departure of the existing tenant who is scheduled to vacate the premises in the second quarter of 2006.
     Celtic’s main office is located at 2951 28th Street, Santa Monica, California 90405. Celtic leases approximately 4,381 square feet at a monthly cost of approximately $10,923, with annual cost-of-living increases of about 3%. The lease expires in August 2009. Celtic rents a small executive suite located at 15849 N. 71st Street, Scottsdale, Arizona 85254 at a monthly cost of approximately $1,530, with the lease expiring in June 2007. Celtic has recently hired a sales representative for the Pacific Northwest and rented a small executive suite located at 10900 NE4th, Suite 2300, Bellevue, Washington 98004 at a monthly rent $1,100 plus approximately $500 for additional services including reception, computer connectivity and parking. The lease expires in March 2007.
     We believe that our existing premises are adequate for present and anticipated needs and do not contemplate any material capital expenditure. We also believe that we have adequate insurance to cover our interests in the premises we occupy.
Legal Proceedings
     We may, from time to time, be involved in legal proceedings in the ordinary course of business. We are not currently involved in any pending legal proceedings that we believe, either individually or taken as a whole, could materially harm our business, financial position, results of operations or cash flows.
Recent Accounting Pronouncements
     Information on recent accounting pronouncements is contained in Footnote 1 to the Consolidated Financial Statements.
SUPERVISION AND REGULATION
Introduction
     Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the Federal Deposition Insurance Corporation’s insurance fund, and facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the financial services industry. Consequently, the growth and earnings performance of Bancorp and the Bank can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statues, regulations and the policies of various governmental regulatory authorities, including the Board of Governors of the Federal Reserve System, or the FRB, the Federal Deposit Insurance Corporation, or the FDIC, and the California Department of Financial Institutions, or the DFI.

     The system of supervision and regulation applicable to banks governs most aspects of the business of Bancorp and the Bank, including: (i) the scope of permissible business; (ii) investments; (iii) reserves that must be maintained against deposits; (iv) capital levels that must be maintained; (v) the nature and amount of collateral that may be taken to secure loans; (vi) the establishment of new branches; (vii) mergers and consolidations with other financial institutions; and (viii) the payment of dividends.
     From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations of banks and bank holding companies are frequently made in Congress, in the California legislature and by various bank and other regulatory agencies. Future changes in the laws, regulations or polices that impact Bancorp and the Bank cannot necessarily be predicted, but they may have a material effect on the business and earnings of Bancorp and the Bank.
Discovery Bancorp
     General. As a bank holding company, Bancorp is registered under the Bank Holding Company Act of 1956, as amended, or the BHCA, and is subject to regulation by the FRB. According to FRB policy, Bancorp is expected to act as a source of financial strength for the Bank, to commit resources to support it in circumstances where Bancorp might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the FRB. Bancorp is also required to file periodic reports of its operations and any additional information regarding its activities and those of its subsidiaries, as may be required by the FRB.
     Bancorp is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Consequently, Bancorp and the Bank are subject to examination by, and may be required to file reports with, the DFI. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the DFI’s powers under this statute.
     Bank Holding Company Liquidity. Bancorp is a legal entity, separate and distinct from the Bank and Celtic. Bancorp has the ability to raise capital on its own behalf or borrow from external sources. Bancorp may also obtain additional funds from dividends paid by, and fees charged for services provided to, the Bank and Celtic. However, regulatory and legal constraints on the Bank and Celtic may restrict or totally preclude the payment of dividends to Bancorp.
     Under the California Financial Code, funds available for cash dividends by a California-chartered bank are restricted to the lesser of: (i) the bank’s retained earnings; or (ii) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). With the prior approval of the DFI, cash dividends may also be paid out of the greater of: (a) the bank’s retained earnings; (b) net income for the bank’s last preceding fiscal year; or (c) net income or the bank’s current fiscal year.
     If the DFI determines that the shareholders’ equity of the bank paying the dividend is not adequate or that the payment of the dividend would be unsafe or unsound for the bank, the DFI may order the bank not to pay the dividend. Since the Bank is an FDIC insured institution, it is also possible, depending upon its financial condition and other factors, that the FDIC could assert that the payment of dividends or other payments might, under some circumstances, constitute an unsafe or unsound practice and thereby prohibit such payments.
     California Corporations Code Section 500 permits Celtic to pay a dividend to its shareholders (Bancorp) only to the extent that Celtic has retained earnings and, after the dividend, Celtic’s (i) assets (exclusive of goodwill and other intangible assets) would be 1.25 times its liabilities (exclusive of deferred taxes, deferred income and other deferred credits); and (ii) current assets would be at least equal to current liabilities. As a licensed commercial finance lender, Celtic’s ability to pay dividends may be subject to certain regulatory limitations as well.

     Transactions With Affiliates. Bancorp and any of its subsidiaries are deemed to be affiliates of the Bank within the meaning of Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W. Under Sections 23A and 23B and Regulation W, loans by the Bank to affiliates, investments by them in affiliates’ stock, and taking affiliates’ stock as collateral for loans to any borrower is limited to 10% of the Bank’s capital, in the case of any one affiliate, and is limited to 20% of the Bank’s capital, in the case of all affiliates. In addition, transactions between the Bank and other affiliates must be on terms and conditions that are consistent with safe and sound banking practices; in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Bancorp and the Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.
     Limitations on Business and Investment Activities. Under the BHCA, a bank holding company must obtain the FRB’s approval before: (i) directly or indirectly acquiring more than 5% ownership or control of any voting shares of another bank or bank holding company; (ii) acquiring all or substantially all of the assets of another bank; (iii) or merging or consolidating with another bank holding company.
     The FRB may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the FRB must give effect to applicable state laws limiting the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institutions in the state in which the target bank is located, provided that those limits do not discriminate against out-of-state depository institutions or their holding companies, and state laws which require that the target bank have been in existence for a minimum period of time, not to exceed five years, before being acquired by an out-of-state bank holding company.
     In addition to owning or managing banks, bank holding companies may own subsidiaries engaged in certain businesses that the FRB has determined to be “so closely related to banking as to be a proper incident thereto.” Bancorp, therefore, is permitted to engage in a variety of banking-related businesses. Some of the activities that the FRB has determined, pursuant to its Regulation Y, to be related to banking are: (i) making or acquiring loans or other extensions of credit for its own account or for the account of others; (ii) servicing loans and other extensions of credit; (iii) performing functions or activities that may be performed by a trust company in the manner authorized by federal or state law under certain circumstances; (iv) leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by FRB regulations; (v) acting as investment or financial advisor; (vi) providing management consulting advise under certain circumstances; (vii) providing support services, including courier services and printing and selling MICR-encoded items; (viii) acting as a principal, agent, or broker for insurance under certain circumstances; (ix) making equity and debt investments in corporations or projects designed primarily to promote community welfare or jobs for residents; (x) providing financial, banking, or economic data processing and data transmission services; (xi) owning, controlling, or operating a savings association under certain circumstances; (xii) selling money orders, travelers’ checks and U.S. Savings Bonds; (xiii) providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities; and (xiv) underwriting dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.
     Additionally, qualifying bank holding companies making an appropriate election to the FRB may engage in a full range of financial activities, including insurance, securities and merchant banking. Bancorp has not elected to qualify for these financial activities.
     Federal law prohibits a bank holding company and any subsidiary banks from engaging in certain tie-in arrangements in connection with the extension of credit. Thus, for example, the Bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer must obtain or provide some additional credit, property or services from or to the Bank other than a loan, discount, deposit or trust services; (ii) the customer must obtain or provide some additional credit, property or service from or to Bancorp or any subsidiaries; or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.
     Capital Adequacy. Bank holding companies must maintain minimum levels of capital under the FRB’s risk-based capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.
     The FRB’s risk-based capital adequacy guidelines, discussed in more detail below in the section entitled “SUPERVISION AND REGULATION — First Regional Bank — Regulatory Capital Guidelines,” assign various risk percentages to different categories of assets, and capital is measured as a percentage of risk assets. Under the terms of the guidelines, bank holding companies are expected to meet capital adequacy guidelines based both on total risk-weighted assets and on total assets, without regard to risk weights.
     The risk-based guidelines are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual organizations. For example, the FRB’s capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Moreover, any banking organization experiencing or anticipating significant growth or expansion into new activities, particularly under the expanded powers under the Gramm-Leach- Bliley Act, would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.
     Limitations on Dividend Payments. California Corporations Code Section 500 allows Bancorp to pay a dividend to its shareholders only to the extent that Bancorp has retained earnings and, after the dividend, Bancorp’s (i) assets (exclusive of goodwill and other intangible assets) would be 1.25 times its liabilities (exclusive of deferred taxes, deferred income and other deferred credits); and (ii) current assets would be at least equal to current liabilities.
     Additionally, the FRB’s policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The FRB also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations.
     The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or the SOX, became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Securities Exchange Act of 1934. The SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements. It is intended that by addressing these weaknesses, public companies will be able to avoid the problems encountered by several infamous companies in 2001-2002, such as Enron.
     The SOX’s provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act, or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act, including Bancorp (collectively, “public companies”). In addition to SEC rulemaking to implement the SOX, The Nasdaq National Market has adopted corporate governance rules intended to allow shareholders to more easily and effectively monitor the performance of companies and directors. The principal provisions of the SOX, many of which have been interpreted through regulations released in 2003, provide for and include, among other things: (i) the creation of an independent accounting oversight board; (ii) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iii) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements; (iv) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (v) an increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with Bancorp’s independent auditors; (vi) requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer; (vii) requirements that companies disclose whether at least one member of the audit committee is and has been deemed a “financial expert’ (as such term is defined by the SEC) or if not, why the audit committee does not have a financial expert; (viii) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (ix) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions on non-preferential terms and in compliance with other bank regulatory requirements; (x) disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; (xi) a range of enhanced penalties for fraud and other violations; and (xii) expanded disclosure and certification relating to an issuer’s disclosure controls and procedures and internal controls over financial reporting.
     As a result of the SOX, and its implementing regulations, Bancorp has incurred substantial cost to interpret and ensure compliance with the law and its regulations.
Discovery Bank
     General. The Bank is extensively regulated under both federal and state law.
     The Bank, as a California state chartered bank which is not a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the DFI and the FDIC. The Bank’s deposits are insured by the FDIC up to the maximum extent provided by law. The regulations of these agencies govern most aspects of the Bank’s business. California law exempts all banks from usury limitations on interest rates.
     Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank’s operations, including standards for safety and soundness, reserves against deposits, interest rates payable on deposits and loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, fair lending requirements, Community Reinvestment Act activities and loans to affiliates. Further, the Bank is required to maintain certain levels of capital.
     Regulatory Capital Guidelines. The federal banking agencies have established a risk-based and a leverage measure of capital adequacy. These capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. The capital adequacy standards are expressed in five classifications. These are “critically undercapitalized,” “significantly undercapitalized,” “undercapitalized,” “adequately capitalized” and “well capitalized.” Banks that are less than adequately capitalized are subject to various enforcement actions intended to increase the capital levels and are typically prohibited from certain actions such as acquiring another financial institution. Banks that are adequately capitalized are subject to monitoring by the regulatory agencies and also subject to limitations in certain activities, such as acquiring another financial institution. Banks that are well capitalized are generally free of regulatory limitations or enforcement actions. The capital adequacy guidelines are expressed in three measures:
a.	Total capital to total risk-weighted assets.

b.	Tier 1 capital to total risk-weighted assets.

c.	Leverage capital (Tier 1 capital to average assets).
     Under the regulations, a bank shall be deemed to be:
•	“well capitalized” if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.
     The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of the sum of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, non-cumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. Risk-weighted assets are computed by taking all balance sheet assets as well as off-balance sheet assets and assigning them to one of several risk categories. The aggregate dollar value of the amount in each category is then multiplied by the risk weight assigned to that category to determine total risk-weighted assets. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. The result of these capital standards is to influence banks to invest in less risky assets and to control growth in total assets.
     The following table sets forth the regulatory capital guidelines and the actual capitalization levels for the Bank and Bancorp as of March 31, 2006:

	Adequately	Well		Bancorp
	Capitalized	Capitalized	Discovery Bank	(consolidated)
	(greater than or equal to)
Total risk-based capital	8.00%	10.00%	11.15%	14.26%
Tier 1 risk-based capital ratio	4.00%	6.00%	9.98%	13.08%
Tier 1 leverage capital ratio	4.00%	5.00%	9.57%	12.82%
     As of December 31, 2005, management believes that Bancorp’s capital levels met all minimum regulatory requirements and that the Bank was considered “well capitalized” under the regulatory framework for prompt corrective action.
     Prompt Corrective Action and Regulatory Enforcement. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established the risk-based capital adequacy guidelines that are discussed above. Federal bank regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.
     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulatory agency. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with approval from its federal banking regulatory agency. The regulations also establish procedures for downgrading an institution and a lower capital category based on supervisory factors other than capital. As of December 31, 2005, the Bank is considered “well capitalized” based on the most recent notification by its primary regulator.
     In addition to measures taken under the prompt corrective action provisions, banks may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties. The enforcement of such actions through injunctions or restraining orders may be based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.
     The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties. In addition, the DFI has the authority to close a California-chartered bank if its tangible shareholders’ equity falls below the greater of 3% of total assets or $1,000,000.
     Federal Deposit Insurance Premiums. The Bank is required to comply with the capital adequacy standards established by the FDIC. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
     The FDIC has implemented a risk-based assessment system in which the deposit insurance premium relates to the probability that the deposit insurance fund will incur a loss. The FDIC sets semi-annual assessments in an amount necessary to maintain or increase the reserve ratio of the insurance fund to at least 1.25% of insured deposits or a higher percentage as determined to be justified by the FDIC.
     Under the risk-based assessment system adopted by the FDIC, banks are categorized into one of three capital categories (“well capitalized,” adequately capitalized,” and “undercapitalized”). Assignment of a bank into a particular capital category is based on supervisory evaluations by its primary federal regulator. After being assigned to a particular capital category, a bank is classified into one of three supervisory categories. The three supervisory categories are:
•	Group A — financially sound with only a few minor weaknesses;

•	Group B — demonstrates weaknesses that could result in significant deterioration; and

•	Group C — poses a substantial probability of loss.
     The capital ratios used by the FDIC to define “well-capitalized,” “adequately capitalized” and “undercapitalized” are the same as in the prompt corrective action regulations, discussed below.
     Because of the FDIC’s favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, well-capitalized and well-managed banks have in recent years paid minimal premiums for FDIC

Insurance. The current deposit insurance system will remain in effect until the effective date of final regulations implementing the FDI Reform Act (discussed below).
     The current assessment rates are summarized below, expressed in terms of cents per $100 in insured deposits:

	Assessment Rates Supervisory Group
Capital Group	Group A	Group B	Group C
Well capitalized	0	3	17
Adequately capitalized	3	10	24
Undercapitalized	10	24	27
     On February 8, 2006, President Bush signed into law The Federal Deposit Insurance Reform Act of 2005 (the “FDI Reform Act”). The FDI Reform Act represents the most significant reform in the deposit insurance system in decades. The FDI Reform Act will (i) merge the Bank Insurance Fund (or BIF) and the Savings Association Insurance Fund (or SAIF) (the new combined fund will be called the Deposit Insurance Fund or DIF), (ii) index the $100,000 insurance level to reflect inflation (the first adjustment for inflation will be effective January 1, 2011 and thereafter adjustments will occur every 5 years), (iii) increase deposit insurance coverage for retirement accounts to $250,000, which will also be subject to the every five years adjustment process, (iv) offer credits to banks that historically have capitalized the FDIC which can be used to offset premiums otherwise due (this addresses the fact that institutions that have grown rapidly have not had to pay deposit premiums), (v) impose a cap on the level of the deposit insurance fund and provide for dividends when the fund grows beyond a specified threshold, (vi) adopt the historical basis concept for distributing the aforementioned one-time credit and dividends (each bank’s historical basis will be determined by a formula that involves looking back to the institution’s assessment base in 1996 and adding premiums paid since that time) and (vii) authorize revisions to the current risk-based system for assessing premiums. The deadline for merging the BIF and the SAIF into the DIF is July 1, 2006. Final rules for the remaining provisions are scheduled to become effective by no later than November 5, 2006.
     While the FDI Reform Act assumes continuation of the FDIC’s current system for calculating an institution’s assessment based on (i) the probability the institution will cause the insurance fund to incur a loss, (ii) the likely amount of any such loss, and (iii) the revenue needs of the insurance fund, the amount of future premiums and assessment rates that the Bank will have pay into the DIF will depend on the final regulations to be adopted by the FDIC. While management cannot make final determination of the impact of the FDI Reform Act until the implementing regulations are finalized, management currently believes that the implementation of the FDI Reform Act will not have a material effect on the business and earnings of the Bank.
     Money Laundering and Currency Controls. Various federal statutory and regulatory provisions are designed to enhance record-keeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil money penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.
     The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLAFATA”), a part of the Patriot Act (discussed below), authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance record-keeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.
          The Treasury Department’s regulations implementing IMLAFATA mandate that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, maintain the records used for verification, and determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.
          Patriot Act. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the Patriot Act, was designed to deny terrorists and others the ability to obtain access to the United States financial system, and has significant implications for depository institutions and other businesses involved in the transfer of money. The Patriot Act, as implemented by various federal regulatory agencies, requires financial institutions, including the Bank, to implement new policies and procedures or amend existing policies and procedures with respect to, among other matters, anti-money laundering, compliance, suspicious activity and currency transaction reporting and due diligence on customers. The Patriot Act and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the federal banking agencies to evaluate the effectiveness of an applicant in combating money laundering activities when considering certain regulatory applications. The Bank has augmented its systems and procedures to comply. The Bank believes that the ongoing cost of compliance with the Patriot Act is not likely to be material to the Bank.
          Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low-and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.
          The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “Outstanding” to a low of “Substantial Noncompliance.”
          The Bank had a CRA rating of “Satisfactory” as of its most recent regulatory examination.
          Environmental Regulation. Federal, state and local laws and regulations regarding the discharge of harmful materials into the environment may have an impact on the Bank. Since the Bank is not involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, the Bank’s primary exposure to environmental laws is through its lending activities and through properties or businesses the Bank may own, lease or acquire. Based on a general survey of the Bank’s loan portfolio, conversations with local appraisers and the type of lending currently and historically done by the Bank, management is not aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on Bancorp as of December 31, 2005.
          Other Consumer Laws and Regulations. Although California exempts banks from usury limitations on interest rates, interest rates and other charges collected or contracted for by a bank are subject to federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act of 2003 (formerly the Soldiers’ and Sailors’ Civil Relief Act of 1940) a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. The Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:
•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Fair and Accurate Credit Transactions Act of 2004, governing the use of provision of customer information to credit reporting agencies, responding to complaints of inaccurate information contained in a customer’s credit bureau database, providing for procedures to deal with fraud and identity theft and using medical information as a basis in a decision to grant credit; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.
          In addition to these federal laws, the State of California has passed a number of lending regulations intended to protect consumers governing such areas as permissible interest rates and predatory lending.
          The Bank’s deposit operations are subject to the:
•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.
          Safeguarding of Customer Information and Privacy. The FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal customer information. These guidelines require financial institutions to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program to comply with such requirements.
          Financial institutions are also required to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, financial institutions must provide explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in the Bank’s policies and procedures. The Bank has implemented privacy policies addressing these restrictions which are distributed regularly to all existing and new customers of the Bank.

          Other Aspects of Banking Law. The Bank is also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.
          Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. As an example, the Fair and Accurate Credit Transactions Act of 2004 noted above contains a number of components for which there are presently no related regulations. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
          Impact of Monetary Policies. Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank’s earnings. These rates are highly sensitive to many factors which are beyond the bank’s control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by:
•	its open-market dealings in United States government securities;

•	adjusting the required level of reserves for financial institutions subject to reserve requirements;

•	placing limitations upon savings and time deposit interest rates; and

•	adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.
          The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect market interest rates. Since January 2001 the FRB has decreased interest rates numerous times, reducing the overnight “Federal Funds” rate from 6.50% to as low as 1.00%, the lowest level in over four decades. Since June 2004, the FRB has reversed direction and steadily increased rates to 5.00%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, depending on the degree to which our interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing our net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting our net income or other operating costs.
Celtic Capital Corporation
          As a California commercial finance lender, Celtic is subject to supervision and regulation by various governmental authorities, including the California Department of Corporations. Celtic’s business operations are subject to various laws and judicial and administrative decisions imposing certain requirements and restrictions, which, among other things may: (i) regulate credit granting activities, including establishing licensing requirements in some jurisdictions; (ii) regulate mortgage lending activities, including establishing state licensing requirements; (iii) establish the maximum interest rates, finance charges and other fees Celtic may charge its clients; (iv) govern secured transactions; (v) require specified information disclosures to Celtic’s clients; (vi) set collection, foreclosure, repossession and claims handling procedures and other trade practices; (vii) prohibit discrimination in the extension of credit and administration of Celtic’s loans; and (viii) regulate the use and reporting of information related to a client’s credit experience. These regulations and governmental oversight indirectly affect Celtic’s business and earnings.

Conclusion
          Future changes in the laws, regulation, or policies that impact us cannot necessarily be predicted and may have a material effect on our business and earnings.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          This section should be read in conjunction with our financial statements included elsewhere herein, the disclosure regarding “Forward-Looking Statements” set forth in the section entitled “Special Note Regarding Forward-Looking Statements,” as well as the discussion set forth in “Risk Factors.”
Introduction
          Discovery Bancorp is the holding company for Discovery Bank, headquartered in San Marcos, California, and Celtic Capital Corporation, headquartered in Santa Monica, California. On June 22, 2005, Bancorp acquired ownership of the Bank through a corporate reorganization and became a bank holding company registered under the Bank Holding Company Act of 1956, as amended.
          On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender. $19.3 million of commercial loans and other assets, including $1.7 million of goodwill established as part of the purchase, were acquired. Funding for the purchase was provided by a borrowing line established with an unaffiliated bank and $5.2 million in cash and 53,613 shares of Bancorp common stock. Celtic Merger Corp. assumed the premises leases of Celtic’s two offices. Celtic Merger Corp. has been renamed Celtic Capital Corporation and continues to operate as a commercial finance lender. As a commercial finance lender, Celtic makes “asset-based” loans to companies that do not qualify for bank credit and secures its loans with business assets, such as accounts receivable and inventory. Because the business conducted by Celtic is the same as that previously conducted by Celtic Capital Corporation, Bancorp has caused Celtic to enter into employment agreements and/or consulting agreements with the Celtic Capital Corporation principals, Mark Hafner, who serves as President and Chief Executive Officer of Celtic, Alex Falo, who serves as Senior
          Vice President and Loan Manager of Celtic, and Bron Hafner, who serves as a Consultant. Each of the employment and consulting agreements provides for a term of three (3) years and contains certain restrictions that prevent or limit the contracting party from competing against Celtic. See Notes 1 and 5 to the financial statements for additional information regarding the Celtic asset purchase.
          Further, at September 30, 2005, Bancorp had largely completed a $12.8 million stock offering, of which $0.8 million of shares were issued as part of the Celtic asset acquisition, and received net proceeds of approximately $11.1 million. As of November 8, 2005, Bancorp closed its public offering registered on Form SB-2 and has issued 827,425 shares of its common stock. Please refer to Bancorp’s Registration Statements on Form S-4 and SB-2 for more information regarding the holding company reorganization, the Celtic acquisition and the stock offering.
          The following discussion is designed to provide a better understanding of significant trends related to Bancorp’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity of Bancorp, the Bank, and Celtic (collectively the “Company”). This discussion focuses primarily on the results of operations of the Company on a consolidated basis for the three months ended March 31, 2006 and March 31, 2005, and for the years ended December 31, 2005 and December 31, 2004, and the financial condition of Bancorp as of March 31, 2006 and 2005, and December 31, 2005 and 2004. Comparison of the three months ended March 31, 2006 to March 31, 2005, and for the year ended December 31, 2005 to December 31, 2004, is primarily impacted by the Company’s growth and the Celtic acquisition and stock offering discussed elsewhere in this prospectus. For a more complete understanding of the Company and its operations, reference should be made to the Company’s unaudited interim consolidated financial statements for the quarters ended

March 31, 2006 and 2005, and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 included elsewhere herein.
          Our continued growth since commencement of operations in September 2001 has been the primary factor impacting profitability over the periods reflected in this discussion. Profitability for the three months ended March 31, 2006 and for the year ended December 31, 2005 was impacted by the Celtic acquisition as well as loan growth. However, although the Company anticipates that continued growth will further enhance the results of operations, the Company’s future results of operations could materially differ from those suggested by the forward-looking statements contained in this prospectus depending upon the changes to various factors.
Critical Accounting Policies
          The Company’s financial statements and the notes thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. On an ongoing basis, the Company evaluates estimates and assumptions based upon historical experience and various other factors and circumstances. The Company believes that these estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.
          The accounting policies that involve significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. The Company has identified the policies for the allowance for loan and lease losses, securities available for sale, accounting for goodwill, and income taxes as critical accounting policies. These policies are summarized below.
          Allowance for Loan and Lease Losses. The Company maintains an allowance for loan and lease losses at an amount which the Company believes is sufficient to provide adequate protection against losses in the loan portfolio. Our periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers’ ability to repay, the estimated value of underlying collateral, results of the Company’s collateral monitoring process, and economic conditions. As the Company utilizes information currently available to evaluate the allowance for loan and lease losses, the allowance for loan and lease losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.
          During the time the Company holds collateral, it is subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although the Company has established an allowance for loan and lease losses that the Company considers adequate, there can be no assurance that the established allowance for loan and lease losses will be sufficient to offset losses on loans in the future.
          Securities Available-for-Sale. Securities available-for-sale are recorded at fair value, based on quoted market prices. Unrealized holding gains and losses, net of income taxes, in securities available-for-sale, based on quoted market prices, are reported as other comprehensive income (loss) in the period incurred. Premiums and discounts on purchased securities are recognized as an adjustment to yield over the term of the security. Declines in the fair value of securities available-for-sale below the original purchase price that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method.
          Goodwill. Goodwill is not amortized, but is evaluated for possible impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. Impairment is the condition that exists when the carrying amount of the asset exceeds its implied fair value. The goodwill impairment test involves comparing the fair value of the Celtic assets and liabilities with its carrying amount, including goodwill.
          Income Taxes. The Company records provision for income taxes under the asset liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between our financial statements and our tax return. The principal items giving rise to these differences include the allowance for loan and lease losses, depreciation, and organization and start-up costs. We have recognized a deferred income tax asset as of March 31, 2006 and December 31, 2005, of $367,000 and $322,000, respectively. The Company evaluates the realizability of deferred tax assets and liabilities based upon anticipated taxable income from forecast models.
          The following sections present various tables reflecting the Company’s results of operations and financial condition for the three months ended March 31, 2006 and March 31, 2005, and for the years ended December 31, 2005 and December 31, 2004. Bank averages and rates have been calculated using daily averages. Celtic interest bearing assets and liabilities averages and rates have been calculated using daily averages. Monthly averages were used for the balance of Celtic’s assets and liabilities, Bancorp and the building company; however, these balances do not impact interest-earning assets or interest-bearing liabilities. Further, management believes the impact of using monthly versus daily average balances for these items is not material.
Results of Operations for the Three Months Ended March 31, 2006 and 2005
          General
          The Company earned $474 thousand for the three months ended March 31, 2006 and $1 thousand for the three months ended March 31, 2005. Increase in net interest income from continued loan growth and the Celtic acquisition combined with increased non-interest income partially from gains on SBA loan sales more than offset increases in operating expenses in the first quarter.
          Total assets increased $14.1 million or 8.6%, to $178.8 million at March 31, 2006, from $164.7 million at December 31, 2005. Loans, net of unearned income, increased 6.5% to $145.0 million at March 31, 2006, from $136.1 million at December 31, 2005. The increases in total assets and loans were primarily funded by a $19.2 million increase in deposits to $131.8 million at March 31, 2006, from $112.6 million at December 31, 2005, partially offset by reductions in borrowings of $5.8 million.
          Stockholders’ equity was $23.4 million at March 31, 2006, compared to $22.8 million at December 31, 2005. The increase reflects continued profitability during the period.
          The following sections present various tables reflecting the Company’s results of operations and financial condition for the dates indicated below. The Bank’s averages and rates have been calculated using daily averages. Celtic’s interest-earning assets and interest-bearing liabilities averages and rates have been calculated using daily averages. Monthly averages were used for the balance of Celtic’s assets and liabilities, for Bancorp’s separate assets and liabilities, and for San Marcos Building, LLC; however, these balances do not impact interest-earning assets or interest-bearing liabilities. Further, management believes the impact of using monthly versus daily average balances for these items is not material. No assurance can be given that the annualized rates and results of operations for the three months ended March 31, 2006 is indicative of the rates and results of operations that may be expected for the year ending December 31, 2006.

          Distribution of Assets, Liabilities and Shareholders’ Equity
          The Company’s earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally our loan portfolio and investment securities; and the interest paid on our interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.
          The following table provides information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities and the net interest margin.

	Distribution, Rate and Yield Analysis of Net Interest Income
	For the Three Months Ended March 31,
	2006			2005
	(dollars in thousands)
		Interest	Average		Interest	Average
	Average	Income/	Rate/	Average	Income/	Rate/
	Balance	Expense	Yield(1)	Balance	Expense	Yield(1)
Assets
Investment Securities	$3,374	$41	4.93%	2,907	$26	3.63%
Interest-earning deposits	3,878	39	4.08%	2,879	18	2.54%
Federal funds sold	9,322	103	4.48%	6,191	40	2.62%
Loans(2)	138,269	3,633	10.65%	87,254	1,563	7.27%

Total Interest-Earning Assets	154,843	3,816	9.99%	99,231	1,647	6.74%

Non Interest-earning Assets	14,755			10,095

Total Assets	$169,598			$109,326

Liabilities
Transaction & NOW	7,255	21	1.17%	6,746	17	1.02%
Savings & Money Market	22,778	173	3.08%	20,855	101	1.96%
Time deposits	65,614	679	4.20%	45,957	333	2.94%
Borrowings	26,421	412	6.32%	8,756	55	2.55%

Total Interest-Bearing Liabilities	122,068	1,285	4.27%	82,314	506	2.49%

Demand deposits	23,361		0.00%	16,140		0.00%
Other liabilities	1,129			411

Total Liabilities	146,558			98,865

Shareholders’ Equity	23,040			10,461

Total Liabilities and Shareholders’ Equity	$169,598			$109,326

Consolidated Net Interest Income/Net Interest Margin(3)		$2,531	6.63%		$1,141	4.67%

          Average interest-earning assets increased to $154.8 million ($18.6 million relates to Celtic) during the three months ended March 31, 2006, from $99.2 million during the same period in 2005. The average yield on these assets increased to 9.99% (8.30% excluding Celtic) from 6.74%. Average interest-bearing liabilities, consisting primarily of interest-bearing deposits, increased to $122.1 million ($15.9 million relates to Celtic) during the three months ended March 31, 2006, from $82.3 million during the same period in 2005. The average rate paid on interest-bearing liabilities increased to 4.27% (3.79% excluding Celtic) for the three months ended March 31, 2006, from 2.49% for the same period in 2005. The increase in the yield on interest-earning assets was primarily the result of the prime rate increases experienced since March 2005. The increase in the rate paid on interest-bearing liabilities resulted from increases in deposit rates and an increase in prime-rate-based borrowings related to Celtic since March 2005. Average noninterest-bearing demand deposit accounts, consisting primarily of business checking accounts, increased 44.7% for the three months ended March 31, 2006 to $23.4 million from $16.1 million for the same period in 2005.

(1)	The ratios have been annualized.

(2)	Average loans are net of unearned loan fees and allowances for loan and lease losses. Unearned loan fees were $398,000 ($137,000 relates to Celtic) and $179,000 at March 31, 2006 and 2005, respectively. Allowances for loan and lease losses were $1,890,000 and $1,157,000 at March 31, 2006 and 2005, respectively. Interest income from loans includes loan fees of $121,000 ($85,000 relates to Celtic) and $63,000 for the three months ended March 31, 2006 and 2005, respectively.

(3)	Net interest margin is calculated by dividing net interest income by average interest-earning assets.

          Net interest income for the three months ended March 31, 2006, was $2,531,000, which increased $1,390,000, or 121.6%, ($656,000, or 57.4% excluding Celtic) over the same period in the prior year. Our net interest margin increased 196 basis points to 6.63% (68 basis points to 5.35% excluding Celtic) for the three months ended March 31, 2006, compared to 4.67% for the same period in 2005. The net interest margin increase resulted largely from the repricing lag between interest bearing deposits and loans in a rising rate market.
          Net Interest Income and Net Yield
          Net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities. The changes between periods in these assets and liabilities are referred to as volume changes. The impact on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period rate.
          Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes and the impact on net interest income from these changes is measured by multiplying the change in rate between the current and prior period by the average volume of the prior period. Changes in rate-volume between periods, which is measured by the change in rate multiplied by the change in volume, are allocated on a pro rata basis between the volume and the rate changes. The following table reflects the rate and volume changes for the periods indicated:

	Rate/Volume Analysis of Net Interest Income
	For the Three Months Ended March 31, 2006
	Compared to the Three Months Ended March 31, 2005
	Increase (Decrease) Due To Change In
	Volume	Rate	Total Change
	(dollars in thousands)
Interest-Earning Assets
Investment Securities	$4	$11	$15
Interest-earning deposits	7	14	21
Federal Funds Sold	25	38	63
Loans	1,152	918	2,070

Total Interest Income	1,118	981	2,169

Interest-Bearing Liabilities
Transaction and Now Accounts	1	3	4
MMDA and Savings	10	62	72
Time Deposit	172	174	346
Borrowings	206	151	357

Total Interest Expense	389	390	779

Net Interest Income	$799	$591	$1,390

          Non-Interest Income
          Non-interest income increased $208,000 to $327,000 for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005. The increase was primarily the result of gains on the sale of SBA loans totaling $151,000.
          Non-Interest Expense
          Non-interest expenses consist of salaries and related benefits, occupancy and equipment expense and other expenses. The table below sets forth the components of non-interest expenses as of the periods indicated:

	For the Three Months Ended March 31,
	(dollars in thousands)
	2006		2005
		Percent		Percent	2006/2005	Percentage
	Amount	of Total	Amount	of Total	Change	Change
Salaries and benefits	$1,168	60.80%	511	48.07%	$657	128.57%
Occupancy expense	127	6.61%	77	7.24%	50	64.94%
Furniture & Equipment	69	3.59%	67	6.30%	2	2.99%
Data Processing	101	5.26%	48	4.52%	53	110.42%
Advertising	44	2.29%	21	1.98%	23	109.52%
Professional fees	180	9.37%	167	15.71%	13	7.78%
Office supplies	21	1.09%	17	1.60%	4	23.53%
Other expenses	211	10.98%	155	14.58%	56	36.13%

Total	$1,921	100.00%	$1,063	100.00%	$858	80.71%

          Our non-interest expenses increased by $858,000, or 80.7%, ($308,000, 29.0% excluding Celtic) to $1.9 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005. Salaries and employee benefits increased $657,000, or 128.6%, ($298,000, 58.3% excluding Celtic) to $1,168,000 related to staffing increases to support loan growth, setting up the SBA loan department and increased administrative staff. Remaining expenses increased in line with business growth and the addition of Celtic.
          Income Taxes
          The Company’s effective tax rates were 43.0% for the three months ended March 31, 2006 and 96.5% for the three months ended March 31, 2005, respectively. No tax benefit was recorded for the first quarter 2005 related to the Bancorp-only operating loss because Bancorp had not formulated an intercompany tax allocation arrangement with the Bank as of March 31, 2005. Subsequently such an arrangement was formulated and a consolidated tax return was filed for the year ended December 31, 2004.
          Investments
          In order to maintain a reserve of readily saleable assets to meet our liquidity and loan requirements, the Company purchases United States Treasury and Agency securities and other investments. Sales of Federal Funds and short-term loans to other banks are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes. None of our securities are pledged to meet security requirements imposed as a condition to receipt of public fund deposits or for other purposes. Our policy is to stagger the maturities of our investments to meet our overall liquidity requirements.
          At March 31, 2006 and December 31, 2005 our investment portfolio consisted of U.S. Agency securities and mortgage backed securities. All of our securities are classified as available-for-sale. Available-for-sale securities are bonds, notes, debentures, and certain equity securities that are not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of capital until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
          The following table summarizes the amounts and the distributions of our investment securities as of the dates indicated:

	As of March 31, 2006				As of December 31, 2005
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
				(dollars in thousands)
Available-for-sale securities:
U.S. Government Agency Securities	$2,498	$—	$(48)	$2,450	$2,496	$—	$(41)	$2,455
Mortgage-backed Securities	919	1	(35)	885	973	1	(27)	947

Total securities	$3,417	$1	$(83)	$3,335	$3,469	$1	$(68)	$3,402

     As of March 31, 2006 and December 31, 2005, the Bank also owned $60,000 in Pacific Coast Bankers’ Bancorp common stock. In addition, as of March 31, 2006 and December 31, 2005, the Bank also owned $678,000 and $588,000, respectively, in Federal Home Loan Bank stock.
     Loans
     Loan Categories. The following table sets forth the components of total net loans outstanding in each category for the Company at the dates indicated:

	March 31, 2006		December 31, 2005
		Percent		Percent
	Amount	of Total	Amount	of Total
		(dollars in thousands)
Loan Category:
Real Estate Loans:
Construction & Land Development Loans	$32,978	23%	$32,033	23%
Real Estate 1st Trust Deed	45,189	31%	41,344	30%
Other Real Estate Mortgage	2,614	2%	2,141	2%

Total Real Estate	80,781	56%	75,518	55%
Business Secured Loans	56,525	39%	52,221	38%
Business Unsecured Loans	1,777	1%	1,390	1%
Consumer and Other	6,279	4%	7,410	6%

Total Loans	145,362	100%	136,539	100%

Less deferred Loan Income	(398)		(429)
Less Allowance for Loan and Lease Losses	(1,890)		(1,784)

Net Loans	$143,074		$134,326

     The Company provides a variety of credit products to meet the needs of borrowers in our service area. The Company offers both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. The Company maintains a portfolio of interim construction loans. Other real estate loans primarily consist of commercial loans secured by real estate collateral and “mini-perm” real estate financing. Commercial loans are made available to business and professional customers. Consumer loans are offered for a variety of personal, family household needs, including automobiles, home equity loans and unsecured revolving lines of credit.
     The Company’s loan portfolio has consistently increased since the Bank commenced operations in September 2001. And furthermore, the Company also had the positive addition of Celtic’s $16 million in business secured loans effective September 1, 2005. The Bank’s loan growth is the result of increased lending in our immediate market area and the opening of an additional banking office in Poway in 2004, which services the nearby communities of Poway, Carmel Mountain, Rancho Bernardo, Rancho Penesquitos, Ramona and Scripps Ranch. In addition, our increasing lending limits that result from the growth of our capital allows us to make larger loans. The size of a loan that a bank can make is limited by regulation to a percentage of the institution’s regulatory capital.
     The Company does not have any concentrations in our loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. The Company has not made loans to any foreign entities. In addition, the Company has not made any loans to finance leveraged buyouts or for highly leveraged transactions.
     Loan Origination and Underwriting. Our primary lending emphasis is in construction, commercial real estate and business loans, including SBA loans. Major credit risk factors for all categories of loans include: changes in national and local economic conditions; the experience, ability and depth of our lending staff; changes in the quality of our internal and external loan review systems; and the impact of certain external factors such as competition, legal and regulatory changes. For construction and other real estate related loans, additional major risk factors include: changes in the valuation of real property; increases in commercial, industrial and retail vacancy rates; market absorption levels; excess market supply; and rising interest rates. To address these credit risks, all loan requests require preparation of a credit memorandum that details the purpose of the loan, terms, repayment source, collateral, and credit rating of the borrower and a general description of the borrower’s background and/or business. The loan request is then subjected to various levels of review to assure that larger loans are reviewed by more experienced lenders and/or the Bank’s loan committee. The Bank’s loan policy establishes criteria for various types of loans, such as loan to collateral value ratios or loan to debt ratios. Further, the Bank utilizes outside loan reviewers to review and assess the loans made on an ongoing basis.
     Celtic originates business loans that are collateralized primarily by business property. The principal factors considered in making lending decisions are the amount of the loan in comparison to the value of the collateral, the borrower’s financial condition and the borrower’s capacity to repay the loan. Celtic attempts to minimize lending risk by limiting the total amount loaned to any one borrower. Additionally, Celtic monitors and restricts its credit exposure in specific industries and geographic areas.
     Current appraisals or evaluations, insurance and perfected liens are generally required for any collateral taken on loans.
     Loan Commitments. In the normal course of business, the Company maintains outstanding loan commitments to extend credit. The Company uses the same credit policies in making loan commitments as the Company does in extending loans to customers. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the customer. The types of collateral held varies, but may include accounts receivable, inventory, property, equipment and residential and income producing commercial properties. The Company had unfunded loan commitments, including standby letters of credit, totaling $39.4 million and $39.2 million at March 31, 2006 and December 31, 2005, respectively, primarily consisting of commercial, construction and equity lines of credit. Based upon the Company’s experience, the outstanding loan commitments and standby letters of credit are expected to grow throughout the year as loan demand continues to increase, subject to, economic conditions.
     Non-Performing Assets. It is our policy to place loans on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans will be placed on non-accrual earlier if there is a reasonable doubt as to the collectibility of principal and interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if the Company considers the risk of loss to be minimal.

     Nonperforming assets at March 31, 2006 were unchanged from the December 31, 2005 balance of $726,000, representing 0.50% of gross loans. Nonperforming assets consists of one commercial real estate construction loan, for which management believes there is no loss exposure. There were no other non-accrual loans, loans past due 90 days or more, restructured loans, or impaired loans or loans that have or had a higher than normal risk of loss.
     As of March 31, 2006, the Company has identified $4,300,000 million in loans on our internal watch list for special attention by our management and Board of Directors, of which $180,000 is guaranteed by government and other agencies. These loans reflect weakened financial conditions or evidence other factors warranting closer monitoring, but are performing in accordance with their terms.
     There were no nonperforming assets as of March 31, 2005.
     Allowance and Provision for Loan and Lease Losses
     The Company maintains an allowance for loan and lease losses to provide for probable losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan and lease losses. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. The Company has instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the analysis of risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. The Company conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of our internal loan review and our collateral monitoring process, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay and present economic conditions. Until the Company has established some historical trend of losses, it relies on industry standards to compare allowance adequacy.
     Each month the Company also reviews the allowance and makes additional transfers to the allowance as needed. For the three months ended March 31, 2006 and March 31, 2005, the provision for loan and lease losses was $106,000 (including $22,000 related to Celtic) and $159,000, respectively.
     At March 31, 2006, the allowance was 1.30% of the loans then outstanding. At December 31, 2005, the allowance for loan and lease losses was 1.31% of loans outstanding. Although the Company deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which losses could possibly exceed the amount then reserved for loan and lease losses. Adverse economic conditions, a decline in real estate values, or a significant increase in interest rates could negatively affect the construction loan business and require an increase in the provision for loan and lease losses, which in turn, could adversely affect our future prospects, results of operations, and profitability.
     The following table summarizes our loan loss experience, transactions in the allowance for loan and lease losses and certain pertinent ratios for the periods indicated:

	March 31, 2006	December 31, 2005	March 31, 2005
		(dollars in thousands)
Outstanding loans:
End of the period(1)	$145,362	$136,110	$94,733
Average for the period	$138,269	$107,448	$87,254
Allowance for loan and lease losses:
Balance at beginning of period	$1,784	$998	$998
Loans charged off	—	—	—
Recoveries	—	—	—
Provisions charged to operating expense	106	786	159

Balance at end of period	$1,890	$1,784	$1,157

Ratios:
Net charge-offs (recoveries) to average loans	—	—	—
Allowance to loans at period end	1.30%	1.31%	1.22%
     The table below sets forth the allocation of the allowance for loan and lease losses by loan type as of the dates specified. The allocation to individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed. The unallocated allowance includes an assessment of general economic and loan concentration factors which management believes are significant. Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts of or loan categories in which future charge-offs may occur:

	March 31, 2006		December 31, 2005
		(dollars in thousands)
		Percent of		Percent of
	Allowance for	Loans in	Allowance for	Loans in
	Loan and Lease	Category to	Loan and Lease	Category to
	Losses	Total Loans	Losses	Total Loans
Loan Loss Allocation
Real Estate:
Construction & Land Development Loans	$249	23%	$216	23%
1st Trust Deed R.E.	481	31%	446	30%
Other Real Estate	10	2%	11	2%

Total Real Estate	740	56%	672	55%

Business Secured Loans	523	39%	566	38%
Business Unsecured Loans	22	1%	17	1%
Consumer and Other:	65	4%	62	6%
Unallocated Allowance (including Additional Factors: i.e. – Economic/Concentrations)	540	—	467	—

Total	$1,890	100%	$1,784	100%

     Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and due from correspondent banks, Federal funds sold, and balances maintained by Celtic in a non-affiliated bank. The Bank maintains balances at correspondent banks adequate to cover daily clearings and other charges. Funds in excess of these needs are invested in overnight federal funds at correspondent banks. Cash and cash equivalents were $17.6 million at

(1)	Loans are gross, which excludes the allowance for loan and lease losses. Non-accrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded.

March 31, 2006 and $14.9 million at December 31, 2005. The increase from December 31, 2005 to March 31, 2006 was to provide additional liquidity inline with our asset growth.
     Deposits
     Deposits represent our primary source of funds to support our various lending and investment activities. Substantially all of our deposits are from individuals and businesses within our service area. The Bank has utilized institutional deposits. The Bank has also utilized brokered deposits from time to time, but they have never exceeded 25% of total deposits. The Bank has no known foreign deposits. Celtic does not accept deposits.
     The following table sets forth the maturity of time certificates of deposit of $100,000 or more at March 31, 2006:

March 31, 2006
(unaudited)
(dollars in thousands)
Three months or less	$3,795
Over three to six months	11,007
Over six to twelve months	19,932
Over twelve months	100

Total	$34,834

     Borrowings
     Federal Home Loan Bank Advances at March 31, 2006 totaled $4.3 million with a rate of 4.96%. Average borrowing for the three months ended March 31, 2006 was $10.5 million with a weighted average rate of 4.60%. Federal Home Bank Loan Advances at December 31, 2005 totaled $12 million with a rate of 4.39%. Average FHLB borrowing for the year ended December 31, 2005 was $10.0 million with a weighted average rate of 3.36%. All advances are open-end overnight borrowings to supplement liquidity and are repaid during the periods when liquidity needs are met with deposits.
     Celtic has a $25.0 million revolving line-of-credit with a bank. The line-of-credit matures in August 2008. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Celtic’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring Celtic to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Principal is payable on demand, and interest is payable monthly at prime minus 0.25%. The outstanding balance under this revolving line of credit was $18.0 million at March 31, 2006. The underlying loans serve as collateral for the borrowings.
     Capital Resources
     Under bank regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan and lease losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier I capital divided by average assets.

     The following table provides information regarding the Company’s and the Bank’s regulatory capital ratios at March 31, 2006 and December 31, 2005. The increase in the Company’s ratios reflects the impact of the capital stock offering. The decrease in the Bank’s ratios reflects increased asset growth. At March 31, 2006 and December 31, 2005, the Company and the Bank met or exceeded regulatory capital requirements to be considered “well capitalized,” as defined in the regulations issued by the FRB and the FDIC, and it is the Company’s and the Bank’s intention to remain “well capitalized” in the future.

	Risk-based capital ratios		“Well	Minimum
			Capitalized”	Capital
	At 3/31/2006	At 12/31/2005	Requirement	Requirement
Discovery Bancorp:
Total Risk-Based capital ratio	14.26%	14.73%	10.00%	8.00%
Tier 1 Risk-Based capital ratio	13.08%	13.57%	6.00%	4.00%
Tier 1 Leverage Ratio	12.82%	13.45%	5.00%	4.00%

Discovery Bank:
Total Risk-Based capital ratio	11.15%	11.33%	10.00%	8.00%
Tier 1 Risk-Based capital ratio	9.98%	10.17%	6.00%	4.00%
Tier 1 Leverage Ratio	9.57%	9.92%	5.00%	4.00%
     Liquidity and Liquidity Management
     Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations in accordance with their terms and to meet customer requests for loans. The acquisition of deposits has been our primary source of funds used to invest in earning assets. The Bank expects that deposits will continue to be the primary source of funds in future periods. The Bank emphasizes seeking demand deposits from business customers in our market area. When necessary, the Bank also pursues the higher cost time deposits, including “brokered deposits” (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. Other sources of funds have been the cash provided from operations, the proceeds of common stock sales and from borrowings.
     At March 31, 2006 and December 31, 2005, the Bank had “brokered deposits” of $21.9 million and $25.0 million, respectively. During 2005 and the three months ended March 31, 2006 we utilized “brokered deposits” and deposits from other financial institutions to fund our loan growth.
     To meet liquidity needs, the Bank maintains a portion of our funds in cash deposits in other banks, Federal Funds sold, and investment securities. As of March 31, 2006 and December 31, 2005, our liquidity ratio was 17.44% and 14.66%, respectively (defined as liquid assets as a percentage of deposits). Liquid assets were composed of Federal Funds sold, available-for-sale investment securities less securities that are pledged to secure treasury, tax and loan deposits and other purposes as required by law, interest-bearing deposits in other financial institutions and cash and due from banks. The Bank’s liquidity ratio at March 31, 2006 was above our policy target of 15% and the Bank’s liquidity ratio at December 31, 2005 was slightly below our policy target of 15%. The Bank monitors our liquidity ratios daily and since March 31, 2006, our liquidity ratios have met our policy guidelines on average. The Bank attempts to maximize its loan to deposit ratios and minimize its liquidity ratio, consistent with its liquidity needs and policy, to maximize net interest margins.
     The Bank maintains a $2.5 million line of credit with a correspondent bank for the purchase of overnight Federal funds. The Bank also has a credit line with the Federal Home Loan Bank of San Francisco which would allow us to borrow up to 15% of our assets. As of March 31, 2006, loans and securities pledged as collateral for this facility would have allowed us to borrow up to approximately $14.0 million. These facilities have been used regularly to provide funding for loans at less cost than brokered deposits. (See “—Borrowings” above.)

     The primary sources of liquidity for Bancorp, on a stand alone basis, include the receipt of dividends from the subsidiaries, borrowings, and our ability to raise capital. The ability of Bancorp to obtain funds for payment of dividends is dependent upon the subsidiaries’ earnings. The availability of dividends from the subsidiaries is also limited by various state and federal statues and regulations. Additionally, the Celtic borrowing agreement (See “—Borrowings” above) requires Celtic to maintain certain financial covenants which may restrict the availability of dividends from Celtic. Bancorp has recently completed a public offering and raised $11.2 million. A part of the proceeds was used to repay $550 thousand of Bancorp’s borrowings and fund the $5.2 million cash portion of the Celtic acquisition. Bancorp intends to use the remainder of the proceeds to provide resources to enhance Bancorp’s capital, and provide separate working capital for Bancorp.
Interest Rate Risk. Interest rate risk is the exposure of an institution’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in financial products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).
   The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. The Bank recognizes and accepts that interest rate risks are a routine part of its operations and will from time to time impact profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. The Company’s Risk Management Committee meets at least quarterly to oversee the interest rate risk management process.
   The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of interest-earning assets and interest-bearing liabilities do not match in a changing interest rate environment (an interest rate sensitivity “gap”), net yields may be affected. Thus, if rate sensitive assets exceed rate sensitive liabilities for a given period, the interest rate would be “positively gapped” and we would benefit from an increase in interest rates. Conversely, if rate sensitive liabilities exceed rate sensitive assets for a given period, the interest rate would be “negatively gapped” and we would not benefit from an increase in interest rates. Even with perfectly matched repricing of interest-earning assets and interest-bearing liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In our overall attempt to match interest-earning assets and interest-bearing liabilities, we take into account rates and maturities to be offered in connection with our certificates of deposit and our variable rate loans.
   The following table sets forth the distribution of repricing opportunities of our interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, which is interest rate sensitive assets less interest rate sensitive liabilities cumulative period to period, and the cumulative gap as a percentage of total assets and total interest-earning assets as of March 31, 2006. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

				Cumulative
	Less Than	Less Than	Less Than	Beyond	Non Rate
	3 Months	1 Year	5 Years	5 Years	Sensitive	Total
			(dollars in thousands)
Deposits with financial institutions	$—	$4,700	$5,193	$5,193	$—	$5,193
Federal funds sold	9,820	9,820	9,820	9,820	—	9,820
Investment Securities		743	2,088	504	—	3,335
Loans gross	125,127	127,438	143,051	145,363	—	145,363

Total rate sensitive assets	134,947	142,701	160,152	160,880	—	163,711
All other assets					15,103	15,103

Total Assets	$134,947	$142,701	$160,152	$160,880	$15,103	$178,814

Interest Bearing Demand	$24,001	$24,001	$24,001	$24,001	$—	$24,001
Savings	1,610	1,610	1,610	1,610	—	1,610
Time deposits under 100M	4,442	41,516	41,516	41,516	—	41,516
Time deposits over 100M	3,795	34,834	34,834	34,834	—	34,834
Borrowings under line of credit	17,957	17,957	17,957	17,957	—	17,957
Overnight borrowings — FHLB	4,284	4,284	4,284	4,284	—	4,284

Total rate sensitive liabilities	56,089	124,202	124,202	124,202	—	124,202
All other liabilities					31,264	31,264
Shareholders’ equity					23,348	23,348

Total Liability and Equity	$56,089	$124,202	$124,202	$124,202	$54,612	$178,814

Cumulative rate sensitive gap	$78,858	$18,499	$35,950	$6,678	$—

Cumulative rate sensitive gap as a % of total assets	44.10%	10.35%	20.10%	20.51%	—%

  NOTE: All amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and NOW accounts which have no stated maturity and have had very little price fluctuation since commencement of operations. Money market accounts are repriced at the discretion of management and generally are more rate sensitive. The Bank’s policy is to limit maturities on certificate of deposits to one year, in most cases, so virtually all reprice within that time frame. The Bank has exhibited the ability to renew or replace these certificates as they mature; however, the Bank bears the risk that their renewal will be at higher rates of interest.
   On March 31, 2006, we had $134.9 million in assets and $56.1 million in liabilities repricing within three months and $142.7 million in assets and $124.2 million in liabilities repricing within one year. This means that we had a positive gap of 44.10% within three months and we had a positive one year cumulative gap of 10.35%. Over the one year time frame interest income may be affected to a greater extent than interest expense if rates were to increase at the same time and level for both assets and liabilities as the model forecasts. It is more typical for loans to be repriced immediately as the prime rate changes and deposits to lag at a percentage of that rate change. If rates were to fall during this one year period, interest income would decline by a greater amount than interest expense and net income would decrease. Conversely, if rates were to rise the opposite would apply. Over the one year time frame our slight positive gap position indicates that we could benefit slightly from increases in interest rates, but the opposite which is also true for other time frames.
   The Bank’s policy quantifies acceptable gap ratios. These targets are monitored quarterly and reviewed annually by the board of directors to determine acceptable gap risks. We monitor and evaluate our gap position, but do not anticipate substantial changes in those gap ratios. Celtic loans and borrowings are prime based and will be repriced simultaneously when there is a change in the prime rate. Therefore its interest rate risk is minimal.
   We do not engage in any hedging activities and do not have any derivative securities in our portfolio.

Results of Operations for the Years Ended December 31, 2005 and 2004
     General
     The Company earned $553 thousand for the year ended December 31, 2005 and $619 thousand for the year ended December 31, 2004. However, pre-tax earnings for the year ended December 2005 increased $422 thousand or 79%. Increases in net interest income from continued loan growth and non-interest income more than offset by one time expenses associated with the reorganization and the Celtic asset acquisition as well as increased expenses related to new reporting requirements. These one time expenses include approximately $296 thousand for the holding company reorganization, $234 thousand for setting up an initial loss reserve related to the Celtic loan portfolio, and $106 thousand in acquisition costs. In addition, during 2004 the Company recognized the deferred tax asset, which had previously been reduced by a valuation allowance, which increased net income for the year ended December 31, 2004.
     Effective December 15, 2004, the Bank terminated the lease agreement for the premises at 1145 San Marino Dr. and relocated its main office to 338 Via Vera Cruz, San Marcos. The new premises consist of a two story commercial building with approximately 28,000 square feet of usable space. The Bank occupies approximately 13,000 square feet with the remaining space leased on a short-term basis. The building was purchased by the Bank’s subsidiary, San Marcos Building, LLC, for $5.0 million with escrow closing on July 22, 2004. The subsidiary is wholly-owned by the Bank. The LLC generated net rental income of $291 thousand in 2005 and $131 thousand in 2004.
     Total assets increased $65.5 million or 66%, to $164.7 million at December 31, 2005, from $99.2 million at December 31, 2004. Loans, net of unearned income, increased 68% to $134.3 million at December 31, 2005, from $81.0 million at December 31, 2004. $22.4 million and $18.4 million of the increases in total assets and Loans, net, respectively related to the Celtic acquisition. The increases in total assets and loans were primarily funded by a $32.9 million, 41%, increase in deposits to $112.6 million at December 31, 2005, from $79.7 million at December 31, 2004. In addition, beginning September 1, 2005, the newly acquired Celtic portfolio was funded through a line of credit. The borrowings under this line of credit totaled $16.1 million at December 31, 2005.
     Stockholders’ equity was $22.8 million at December 31, 2005, compared to $10.3 million at December 31, 2004. The increase reflects the largely completed $11.9 million stock offering, net of offering costs, and continued profitability during the period resulting in a net income of $553 thousand. $6.1 million of the stock offering was invested as capital into the Celtic wholly-owned subsidiary.
     Net Interest Income and Net Interest Margin
     Our earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally our loan portfolio and investment securities; and the interest paid on our interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.
     The following tables provide information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities, and the net interest margin and net interest spread:

	Distribution, Rate and Yield Analysis of Net Interest Income
	For the Years Ended December 31,
	2005			2004			2003
		Interest Income/			Interest Income/			Interest Income/
	Average Balance	Expense	Average Rate/Yield	Average Balance	Expense	Average Rate/Yield	Average Balance	Expense	Average Rate/Yield
Assets
Investment Securities	$3,391	$149	4.39%	$2,356	$89	3.78%	$1,435	$47	3.28%
Interest-earning deposits	2,916	85	2.91%	2,680	60	2.24%	1,350	32	2.37%
Federal funds sold	8,323	281	3.38%	3,423	49	1.43%	3,795	40	1.05%
Loans(1)	107,448	9,435	8.78%	71,861	4,806	6.69%	46,265	3,173	6.86%

Total Interest-Earning Assets	122,078	9,950	8.15%	80,320	5,004	6.23%	52,845	3,292	6.23%
Noninterest-earning assets	12,003			5,754			1,862

Total Assets	$134,081			$86,074			$54,707

Liabilities
Transaction & NOW	$7,279	75	1.03%	$6,930	75	1.08%	$3,465	49	1.41%
Savings & Money Market	21,310	480	2.25%	14,999	239	1.59%	7,577	112	1.48%
Time deposits	56,216	1,907	3.39%	35,933	791	2.20%	26,961	689	2.56%
Borrowings	14,808	670	4.52%	4,723	75	1.59%	1,321	16	1.21%

Total Interest-Bearing Liabilities	99,613	3,132	3.14%	62,585	1,180	1.89%	39,324	866	2.20%
Demand deposits	18,749			13,171			7,119
Other liabilities	851			268			594

Total Liabilities	119,213			76,024			47,037
Shareholders’ Equity	14,867			10,050			7,670

Total Liabilities and Shareholders’ Equity	$134,081			$86,074			$54,707

Net interest income		$6,818			$3,824			$2,426

Net interest margin(2)			5.58%			4.76%			4.59%

(1)	Average loans are net of unearned loan fees and allowances for loan losses. Non-accrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded. Unearned loan fees were $429 thousand, $176 thousand and $130 thousand at December 31, 2005, 2004 and 2003, respectively. Allowances for loan losses were $1,784 thousand, $998 thousand and $760 thousand at December 31, 2005, 2004 and 2003, respectively. Interest income from loans includes loan fees of $396 thousand ($103 thousand relates to Celtic), $235 thousand and $222 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

(2)	Net interest margin is equal to the ratio of net interest income divided by average total interest-earning assets.

     Average interest-earning assets increased to $134.1 million ($5.7 million Celtic related) during the year ended December 31, 2005, from $80.3 million during 2004. The average yield on these assets increased to 8.15% (7.40% excluding Celtic) for the year ended December 31, 2005 from 6.23% for 2004. This average yield increase was related to the prime rate which increased eight times during 2005. Average interest-bearing liabilities, consisting primarily of interest-bearing deposits, increased to $99.6 million ($4.8 million related to Celtic) during the year ended December 31, 2005, from $62.6 million during 2004. The average rate paid on these deposits increased to 3.14% (2.95% excluding Celtic) for the year ended December 31, 2005, from 1.89% for 2004. The increase in the rate paid on interest-bearing liabilities was primarily the result of the rate increases experienced within the market. The increase is attributable to the increases in rates paid on time deposits, FHLB borrowings, and money market accounts. While Bank average core deposits grew 35% in 2005, additional brokered and institutional certificates of deposits and FHLB borrowings were needed to help support the Bank’s 50% growth in average loans outstanding. Average noninterest-bearing demand deposit accounts, consisting primarily of business checking accounts, increased 43% for the year ended December 31, 2005 to $18.7 million from $13.1 million for 2004.
     Net interest income for the year ended December 31, 2005, was $ 6.8 million which increased $3.0 million, or 78.3% ($2.0 million, or 51.9% excluding Celtic), over the prior year. Our net interest margin increased 82 basis points (23 basis points excluding Celtic) to 5.58% (4.99% excluding Celtic) for the year ended December 31, 2005, compared to 4.76% for 2004. The increase in net interest margin was the result of repricing timing between loans and deposits in a rising rate market, and the initial impact from the stock offering proceeds.
     The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities, the amount of change attributable to changes in average daily balances (volume), changes in interest rates (rate). The variance attributable to both the volume and rate changes has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each category.

	Rate/Volume Analysis of Net Interest Income
	Year Ended December 31,			Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003
	Increases (Decreases)			Increases (Decreases)
	Due to Change In		Total	Due to Change In		Total
	Volume	Rate	Change	Volume	Rate	Change
			(dollars in thousands)
Increase (Decrease) in Interest Income:
Investment securities	$43	$17	$60	$30	$12	$42
Interest-bearing deposits in other banks	5	20	25	32	(4)	28
Federal Funds sold	119	113	232	(4)	13	9
Total Loans	2,837	1,792	4,629	1,755	(122)	1,633

	3,004	1,942	4,946	1,813	(101)	1,712
Increase (Decrease) in Interest Expense:
Interest-bearing demand deposits	4	(4)	—	49	(23)	26
Money market and saving deposits	123	118	241	110	17	127
Time deposits	569	547	1,116	229	(127)	102
Other borrowings	318	277	595	41	18	59

	1,014	938	1,952	429	(115)	314

Change in net interest income	$1,990	$1,004	$2,994	$1,384	$14	$1,398

     Investments
     In order to maintain a reserve of readily saleable assets to meet our liquidity and loan requirements, the Company purchases United States Treasury and Agency securities and other investments. Sales of Federal Funds and short-term loans to other banks are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes. None of our securities are pledged to meet security requirements imposed as a condition to receipt of public fund deposits or for other purposes. Our policy is to stagger the maturities of our investments to meet our overall liquidity requirements.
     For the year ending December 31, 2005 and 2004, our investment portfolio consisted of U.S. Agency and mortgage backed securities. All of our securities are classified as available-for-sale. Available-for-sale securities are bonds, notes, debentures, and certain equity securities that are not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of capital until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
     The following tables summarize the amounts and the distributions of our investment securities as of the dates indicated:

	Investment Portfolio
	As of December 31,
	2005				2004
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized		Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
	(dollars in thousands)
Available-for-sale securities:
U.S. Government Agency securities	$2,496	$—	($41)	$2,455	$2,716	$6	($16)	$2,706
Mortgage-backed securities	973	1	(27)	947		—	—	—

Total securities	$3,469	$1	($68)	$3,402	$2,716	$6	($16)	$2,706

     As of December 31, 2005 and 2004, Bancorp also owned $60 thousand in Pacific Coast Bankers’ Bancorp common stock. In addition, as of December 31, 2005 and 2004, the Bank also owned $588 thousand and $423 thousand, respectively, in Federal Home Loan Bank stock.

	Investment Maturities and Repricing Schedule
			After One But
			Within Five		After Five But
	Within One Year		Years		Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(dollars in thousands)
Available-for-sale securities
Federal agency securities	$250	2.96%	$2,206	3.74%	$—	0.00%	$—	0.00%	$2,455	3.66%
Mortgage-backed securities	7	5.25%	406	4.01%	—	0.00%	534	4.05%	947	4.04%

Total	$257		$2,612		$—		$534		$3,402

     Loans
     Loan Categories. The following table sets forth the components of total net loans outstanding in each category for the Company as of the dates indicated:

	December 31,		December 31,
	2005		2004
		Percent		Percent of
	Amount	of Total	Amount	Total
	(dollars in thousands)
Loan Category:
Real Estate Loans:
Construction & Land Development Loans	$32,033	23%	$10,945	13%
Real Estate 1st Trust Deed	41,344	30%	36,668	45%
Other Real Estate Mortgage	2,141	2%	2,578	3%

Total Real Estate	75,518	55%	50,191	61%
Business Secured Loans	52,221	38%	24,856	31%
Business Unsecured Loans	1,390	1%	1,257	2%
Consumer and Other	7,410	5%	4,908	6%

Total Loans	136,539	100%	81,212	100%
Less Deferred Loan Income	(429)		(177)
Less Allowance for Loan & Lease Loan Losses	(1,784)		(998)

Net Loans	$134,326		$80,037

     Bancorp provides a variety of credit products to meet the needs of borrowers in our service area. Bancorp offers both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. Bancorp maintains a portfolio of interim construction loans. Other real estate loans primarily consist of commercial loans secured by real estate collateral and “mini-perm” real estate financing. Commercial loans are made available to business and professional customers. Consumer loans are offered for a variety of personal, family household needs, including automobiles, home equity loans and unsecured revolving lines of credit.
     Bancorp’s loan portfolio has consistently increased since the Bank commenced operations in September 2001, even excluding the positive addition of Celtic’s $16 million in business secured loans effective September 1, 2005. Bancorp’s loan growth is the result of increased lending in our immediate market area and the opening of an additional banking office in Poway in 2004, which services the nearby communities of Poway, Carmel Mountain, Rancho Bernardo, Rancho Penesquitos, Ramona and Scripps Ranch. In addition, our increasing lending limits that result from the growth of our capital allows us to make larger loans. The size of a loan that a bank can make is limited by regulation to a percentage of the institution’s regulatory capital.
     Bancorp does not have any concentrations in our loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. The Company has not made loans to any foreign entities. In addition, the Company has not made any loans to finance leveraged buyouts or for highly leveraged transactions.
     Loan Origination and Underwriting. Our primary lending emphasis is in construction, commercial real estate and business loans, including SBA loans. Major credit risk factors for all categories of loans include: changes in national and local economic conditions; the experience, ability and depth of our lending staff; changes in the quality of our internal and external loan review systems; and the impact of certain external factors such as competition, legal and regulatory changes. For construction and other real estate related loans, additional major risk factors include: changes in the valuation of real property; increases in commercial, industrial and retail vacancy rates; market absorption levels; excess market supply; and rising interest rates. To address these credit risks, all loan requests require preparation of a credit commitment report that details the purpose of the loan, terms, repayment source, collateral, and credit rating of the borrower and a general description of the borrower’s background and/or business. The loan request is then subjected to various levels of review to assure that larger loans are reviewed by more experienced lenders and/or the Bank’s loan committee. The Bank’s loan policy establishes criteria for various types of loans, such as loan to collateral value ratios or loan to debt ratios. Further, the Bank utilizes outside loan reviewers to review and assess the loans made on an ongoing basis.
     Celtic originates business loans that are collateralized primarily by business property. The principal factors considered in making lending decisions are the amount of the loan in comparison to the value of the collateral, the borrower’s financial condition and the borrower’s capacity to repay the loan. Celtic attempts to minimize lending risk by limiting the total amount loaned to any one borrower. Additionally, Celtic monitors and restricts its credit exposure in specific industries and geographic areas.
     Current appraisals or evaluations, insurance and perfected liens are generally required for any collateral taken on loans.
     Loan Interest Rate Sensitivity. The following table provides the maturity distribution and repricing intervals of Bancorp’s outstanding loans as of December 31, 2005. In addition, the table provides the distribution of such loans between those with variable or (floating) interest rates and those with predetermined or (fixed) interest rates. Floating rates generally fluctuate with changes in the national prime rate or our Reference Rate. As of December 31, 2005, approximately 90% of our loan portfolio was comprised of floating interest rate loans.

	Loans Repricing or Maturing
	As of December 31, 2005
		One	After
	Within	to Five	Five
	One Year	Years	Years	Total
	(dollars in thousands)
Real Estate Loans:
Construction & Land Development Loans	$20,060	$11,973		$32,033
Real Estate 1st Trust Deed	3,009	5,506	32,829	41,344
Other Real Estate Mortgage	575	244	1,322	2,141

Total Real Estate	23,644	17,723	34,151	75,518
Business Secured Loans	30,460	15,138	6,623	52,221
Business Unsecured Loans	1,103	287		1,390
Consumer & Other	248	1,245	5,917	7,410

Total Gross Loans	$55,455	$34,393	$46,691	$136,539

Loans with variable (floating) interest rates	$54,300	$31,180	$43,532	$129,012

Loans with predetermined (fixed) interest rates	$1,155	$3,213	$3,159	$7,527

(1)	Loan amounts are shown before deferred loan fees and before the allowance for loan losses.

     Loan Commitments. In the normal course of business, Bancorp maintains outstanding loan commitments to extend credit. Bancorp uses the same credit policies in making loan commitments as it does in extending loans to customers. Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the customer. The types of collateral held varies, but may include accounts receivable, inventory, property, equipment and residential and income producing commercial properties. Bancorp had unfunded loan commitments, including standby letters of credit, totaling $39.2 million and $22.4 million at December 31, 2005 and 2004, respectively, primarily consisting of commercial, construction and equity lines of credit. Based upon Bancorp’s experience, the outstanding loan commitments and standby letters of credit are expected to grow throughout the year as loan demand continues to increase, subject to, economic conditions. Loan commitments are not included in the consolidated financial statements.
     Non-Performing Assets. It is our policy to place loans on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans will be placed on non-accrual earlier if there is a reasonable doubt as to the collectibility of principal and interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if Bancorp considers the risk of loss to be minimal.
     Nonperforming assets at December 31, 2005 increased $726 thousand from zero at December 31, 2004, representing 0.53% of gross loans. The increase relates to one commercial real estate construction loan which is on non-accrual status. Interest income of $15 thousand was recognized on this loan in 2005. There were no other non-accrual loans, loans past due 90 days or more, restructured loans, or impaired loans or loans that have or had a higher than normal risk of loss as of December 31, 2005 or 2004.
     As of December 31, 2005, Bancorp has identified $4.4 million in loans on our internal watch list for special attention by our management and Board of Directors, of which $241 thousand is guaranteed by government and other agencies. These loans reflect weakened financial conditions or evidence other factors warranting closer monitoring, but are performing in accordance with their terms.
     Allowance and Provision for Loan Losses
     Bancorp maintains an allowance for loan and lease losses to provide for probable losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan and lease losses. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Bancorp has instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the analysis of risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. Bancorp conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of our internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay and present economic conditions. Until Bancorp has established some historical trend of losses, it relies on industry standards to compare allowance adequacy.
     Each month Bancorp also reviews the allowance and makes additional transfers to the allowance as needed. For the years ended December 31, 2005 and 2004, the provision for loan losses was $786 thousand and $238 thousand respectively.
     At December 31, 2005, the allowance was 1.31% of the loans then outstanding. At December 31, 2004, the allowance for loan losses was 1.23% of loans outstanding. Although Bancorp deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which losses could possibly exceed the amount then reserved for loan losses. Adverse economic conditions, a decline in real estate values, or a significant increase in interest rates could negatively affect the construction loan business and require an increase in the provision for loan losses, which in turn, could adversely affect our future prospects, results of operations, and profitability.
     The following table summarizes our loan loss experience, transactions in the allowance for loan and lease losses and certain pertinent ratios for the periods indicated:

	December 31,
	2005	2004
	(dollars in thousands)
Outstanding loans:
End of the period	$136,110	$81,035
Average for the period	$107,448	$71,861
Allowance for loan losses:
Balance at beginning of period	$998	$760
Loans charged off	—	—
Recoveries	—	—
Provisions charged to operating expense	786	238

Balance at end of period	$1,784	$998

Ratios:
Net charge-offs (recoveries) to average loans	—	—
Allowance to loans at period end	1.31%	1.23%
     The table below sets forth the allocation of the allowance for loan and lease losses by loan type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed. Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single allowance available for all loans. The allocation below should not be interpreted as an indication of the specific amounts of or loan categories in which future charge-offs may occur:

	December 31,
	2005		2004
	(dollars in thousands)
		Percent of		Percent of
		Loans in		Loans in
	Allowance	Category to	Allowance	Category
	for Loan	Total	for Loan	to Total
	Losses	Loans	Losses	Loans
Real Estate:
Construction & Land Development Loans	$216	23%	$141	13%
1st Trust Deed R.E.	446	30%	373	37%
Other Real Estate	11	2%	91	9%

Total Real Estate	672	55%	605	61%
Business Secured Loans	583	38%	322	31%
Business Unsecured Loans	0	0%	14	2%
Consumer and Other:	62	7%	57	6%
Unallocated Allowance (including Additional Factors: i.e. – Economic/Concentrations)	467	0%	0	0%

Total	$1,784	100%	$998	100%

     Non-Interest Income
     Non-interest income for the Bank consists of customer service fees, gains and commissions from sale of loans, rental income and other loan fees and charges. The table below set forth the components of non-interest income as of the periods indicated:

	For the Years Ended December 31,
	2005		2004		2003
		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total
			(dollars in thousands)
Customer service fees & charges	$136	14.77%	$62	21.91%	$53	11.60%
Gain on sale of SBA loans	123	13.36%	0	0.00%	0	0.00%
Net rental income	291	31.60%	130	45.94%	0	0.00%
Other loan fees & charges	371	40.28%	91	32.16%	404	88.40%

Total	$921	100.00%	$283	100.00%	$457	100.00%

     Non-interest income increased $638 thousand to $921 thousand for the year ended December 31, 2005, as compared to the year ended December 31, 2004. The increase was primarily the result of a $280 thousand increase in other loan fees and charges on fees received for loan referrals, $161 thousand increase in net rental income associated with receiving a full 12 months rental income from third party tenants of the San Marcos Building, LLC and a $123,423 gain on the sale of SBA loans.
     Non-Interest Expense
     Non-interest expenses consist of salaries and related benefits, occupancy and equipment expense, professional and other operating expenses. The table below set forth the components of non-interest expenses as of the periods indicated:

	For the Years Ended December 31,
	2005		2004		2003
		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total
	(dollars in thousands)
Salaries and benefits	$3,138	50.57%	$1,837	57.30%	$1,311	56.90%
Occupancy expense	415	10.02%	261	4.05%	190	8.25%
Furniture & Equipment	304	4.90%	173	5.40%	97	4.21%
Data Processing	338	5.45%	182	5.68%	126	5.47%
Advertising	150	2.42%	89	2.78%	147	6.38%
Professional fees	961	15.49%	285	8.89%	121	5.25%
Office supplies	77	1.24%	55	1.72%	28	1.22%
Other expenses	614	9.91%	455	14.19%	284	12.33%

Total	$5,997	100.00%	$3,336	100.00%	$2,304	100.00%

     Our non-interest expenses increased by $2.7 million or 63% for the year ended December 31, 2005, as compared to 2004. The largest increases in non-interest expenses for 2005 were primarily the result of increases in salaries and benefits and professional fees. Professional fees increased from $285 thousand to $961 thousand of which $636 thousand was attributable to the holding company reorganization, Celtic acquisition expenses, consulting expenses and increased legal and accounting expenses related to new reporting requirements. Salaries and benefits increased from $1.8 million to $3.1 million due to staff increases in line with loan growth, setting up the SBA loan department and increased administrative staff, as well as the acquisition of Celtic. Furniture and equipment increased from $173 thousand to $304 thousand and data processing increased from $182 thousand to $338 thousand associated with the noted staff increases and loan growth. Occupancy expense increased from $261 thousand to $415 thousand reflecting the expenses associated with owning the building for the twelve months of 2005, as compared to the purchase date of July 2004 through the end of the year. In addition, with the Celtic acquisition, current occupancy expenses of $70 thousand were not included in 2004 expenses.
     Income Taxes
     Bancorp’s effective tax rates for the years ended December 31, 2005 and 2004 were 42.1% and (14.5)% respectively. The provision for income taxes was $402 thousand in 2005, as compared to the benefit of $86 thousand in 2004. The increase reflects the complete utilization of net operating loss carryforwards and the elimination of the valuation allowance against the deferred tax asset.

     Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and due from correspondent banks, Federal funds sold, and balances maintained by Celtic in a non-affiliated bank. The Bank maintains balances at correspondent banks adequate to cover daily clearings and other charges. Funds in excess of these needs are invested in overnight federal funds at correspondent banks. Cash and cash equivalents were $14.9 million at December 31, 2005 and $6.6 million at December 31, 2004. The increase from 2004 to 2005 was to provide liquidity as our total deposits increased.
     Deposits
     Deposits represent our primary source of funds to support our various lending and investment activities. The majority of our deposits are from individuals and businesses within our service area. The Bank has utilized brokered deposits from time to time, but they have not exceeded 25% of total deposits. The Bank has no known foreign deposits. Celtic does not accept deposits.
     The following table sets forth the maturity of time certificates of deposit of $100,000 or more at December 31, 2005 (dollars in thousands):

Three months or less	$13,283
Over three to six months	4,168
Over six months to twelve months	14,986
Over twelve months to 3 years	0
Over 3 years	0

Total	$32,437

     Borrowings
     Federal Home Loan Bank Advances at December 31, 2005 totaled $12 million, the highest outstanding during the year, with a rate of 4.39%. Average borrowing for the year ended December 31, 2005 was $10.0 million, with a weighted average rate of 3.36%. Federal Home Bank Loan Advances at December 31, 2004 totaled $9 million, the highest during the period, with a rate of 2.35%. Average FHLB borrowings for the year ended December 31, 2004 were $4.7 million with a weighted average rate of 1.59%. All advances are open-end overnight borrowings to supplement liquidity and are repaid during the periods when liquidity needs are met with deposits. The Company utilizes short-term borrowings to temporarily fund loan growth when customer deposit growth has not kept pace with increases in outstanding loan balances, or when additional liquidity is required to support higher customer cash utilization.
     Celtic has a $25,000,000 revolving line-of-credit with a bank. The line-of-credit matures in August 2008. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Celtic’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring Celtic to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Principal is payable on demand, and interest is payable monthly at prime minus 0.25%. The outstanding balance under this revolving line of credit was $16.1 million at December 31, 2005, which was the highest outstanding balance of the period. The average balance during the 2005 period was $4.8 million. The underlying loans serve as collateral for the borrowings.
     Capital Resources
     Under bank regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier 1 capital divided by average assets.
     The following table provides information regarding the Company’s and the Bank’s regulatory capital ratios at December 31, 2005 and December 31, 2004. The increase in the Company’s ratios reflects the impact of the capital stock offering. The decrease in the Bank’s ratios reflects increased asset growth. At December 31, 2005 and December 31, 2004, the Company and the Bank met or exceeded regulatory capital requirements to be considered “well capitalized,” as defined in the regulations issued by the FRB and the FDIC, and it is the Company’s and the Bank’s intention to remain “well capitalized” in the future.

			Well	Minimum
	At	At	Capitalized	Capital
	12/31/05	12/31/04	Requirement	Requirement
Discovery Bancorp:
Total Risk-Based capital ratio	14.73%	N/A	10.00%	8.00%
Tier 1 Risk-Based capital ratio	13.57%	N/A	6.00%	4.00%
Tier 1 Leverage Ratio	13.45%	N/A	5.00%	4.00%

Discovery Bank:
Total Risk-Based capital ratio	11.33%	12.41%	10.00%	8.00%
Tier 1 Risk-Based capital ratio	10.17%	11.30%	6.00%	4.00%
Tier 1 Leverage Ratio	9.92%	10.57%	5.00%	4.00%
     Bancorp was not subject to regulatory capital requirements at December 31, 2004.
     Liquidity and Liquidity Management
     Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations in accordance with their terms and to meet customer requests for loans. The acquisition of deposits has been our primary source of funds used to invest in earning assets. The Bank expects that deposits will continue to be the primary source of funds in future periods. The Bank emphasizes seeking demand deposits from business customers in our market area. When necessary, the Bank also pursues the higher cost time deposits, including “brokered deposits” (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. Other sources of funds have been the cash provided from operations, the proceeds of common stock sales and from borrowings.
     At December 31, 2005 and 2004, the Bank had “brokered deposits” of $25.0 million and $9.1 million, respectively. We also used deposits from other financial institutions to fund our loan growth. At December 31, 2005 and 2004, the Bank had deposits from other financial institutions of $15.1 million and $7.4 million, respectively.
     To meet liquidity needs, the Bank maintains a portion of our funds in cash deposits in other banks, Federal Funds sold, and investment securities. As of December 31, 2005 and 2004, our liquidity ratio was 14.66% and 13.20%, respectively (defined as liquid assets as a percentage of deposits). Liquid assets were composed of Federal Funds sold, available-for-sale investment securities less securities that are pledged to secure treasury, tax and loan deposits and other purposes as required by law, interest-bearing deposits in other financial institutions and cash and due from banks. The Bank’s liquidity ratio at December 31, 2005 and 2004 were slightly below our policy target of 15%. The Bank monitors our liquidity ratios daily and since December, 2005 our liquidity ratios have met our policy guidelines on average and at month end. The Bank attempts to maximize its loan to deposit ratios and minimize its liquidity ratio, consistent with its liquidity needs and policy, to maximize net interest margins.

     The Bank maintains a $2.5 million line of credit with a correspondent bank for the purchase of overnight Federal funds. The Bank also has a credit line with the Federal Home Loan Bank of San Francisco which would allow us to borrow up to 15% of our assets. As of December 31, 2005, loans and securities pledged as collateral for this facility would have allowed us to borrow up to approximately $12.9 million. As of December 31, 2005, we have borrowed $12.0 million against this facility. These facilities have been used regularly to provide funding for loans at less cost than brokered deposits. (See “—Borrowings” above.)
     Celtic has a $25,000,000 revolving line-of-credit with a non-affiliated bank. The outstanding balance was $16.1 million at December 31, 2005. The agreement provides for the non-affiliated bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Celtic’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring Celtic to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Principal is payable on demand, and interest is payable monthly at prime minus 25 basis points.
     The primary sources of liquidity for Bancorp, on a stand alone basis, include the receipt of dividends from the subsidiaries, borrowings, and our ability to raise capital. The ability of Bancorp to obtain funds for the payment of dividends is dependent upon the subsidiaries’ earnings. The availability of dividends from the subsidiaries is also limited by various state and federal statues and regulations. Additionally, the Celtic borrowing agreement requires Celtic to maintain certain financial covenants which may restrict the availability of dividends from Celtic. Bancorp completed a public offering in 2005 and raised $11.2 million. A part of the proceeds was used to repay $550 thousand of Bancorp’s borrowings and fund the $5.2 million cash portion of the Celtic acquisition. Bancorp has also made capital contributions of $2.5 million to the Bank. Bancorp intends to use the remainder of the proceeds to provide resources to enhance Bancorp’s capital, and provide separate working capital for Bancorp.
Off-Balance Sheet Arrangements
     Information concerning our off-balance sheet arrangements can be found in Note 6 to our financial statements included in this prospectus.
Quantitative And Qualitative Disclosures About Market Risk
     Our market risk arises primarily from credit risk and interest rate risk inherent in our lending and deposit taking activities and the risk of inflation. Risk management is an important part of our operations and a key element of our overall financial results. The FDIC, in recent years, has emphasized appropriate risk management, prompting banks to have adequate systems to identify, monitor and manage risks. The Bank’s Board of Directors and committees meet on a regular basis to oversee the Bank’s operations. We monitor our business activities and apply various strategies to manage the risks to which we are exposed. We have adopted various policies and have empowered the committees of its Board of Directors with oversight responsibility concerning different aspects of operations. The Bank’s Audit Committee is responsible for overseeing internal auditing functions and for interfacing with the independent outside auditors. The Loan Committee establishes the Loan Policy, reviews loans made by management and approves loans in excess of management’s lending authority. The Loan Committee also reviews “watch list” loans and the adequacy of the Bank’s allowance for loan losses. The Asset/Liability Risk Committee establishes the Investment Policy and the Asset/Liability Policy, reviews investments made by management, and monitors the investment portfolio, interest rate risk and liquidity planning.
     Celtic’s Loan Committee also establishes its Loan Policy, reviews loans made by management and approves loans in excess of management’s lending authority. Celtic’s Loan Committee also reviews “watch list” loans and the adequacy of its allowance for loan losses.

     Credit Risk. Credit risk generally arises as a result of our lending activities and may be present with our investment activities. To manage the credit risk inherent in our lending activities, we rely on adherence to underwriting standards and loan policies as well as our allowance for loan losses. We employ frequent monitoring procedures and take prompt corrective action when necessary.
     Interest Rate Risk. Interest rate risk is the exposure of an institution’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in financial products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).
     The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. The Bank recognizes and accepts that interest rate risks are a routine part of its operations and will from time to time impact profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. The Company’s Risk Management Committee meets at least quarterly to oversee the interest rate risk management process.
     The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of interest-earning assets and interest-bearing liabilities do not match in a changing interest rate environment (an interest rate sensitivity “gap”), net yields may be affected. Thus, if rate sensitive assets exceed rate sensitive liabilities for a given period, the interest rate would be “positively gaped” and we would benefit from an increase in interest rates. Conversely, if rate sensitive liabilities exceed rate sensitive assets for a given period, the interest rate would be “negatively gaped” and we would not benefit from an increase in interest rates. Even with perfectly matched repricing of interest-earning assets and interest-bearing liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In our overall attempt to match interest-earning assets and interest-bearing liabilities, we take into account rates and maturities to be offered in connection with our certificates of deposit and our variable rate loans.
     The following table sets forth the distribution of repricing opportunities of our interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, which is interest rate sensitive assets less interest rate sensitive liabilities cumulative period to period, and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2005. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

	Less			Cumulative
	Than 3	Less Than 1	Less Than	Beyond 5	Non Rate
	Months	Year	5 Years	Years	Sensitive	Total
			(dollars in thousands)
Deposits with financial institutions	$189	$2,114	$2,606	$2,606	$—	$2,606
Federal funds sold	8,145	8,145	8,145	8,145	—	8,145
Investment Securities		257	2,869	3,402	—	3,402
Loans gross	116,670	118,199	125,964	137,582	—	137,582

Total rate sensitive assets	125,004	128,715	139,584	151,735	—	151,735
All other assets					12,971	12,971

Total Assets	$125,004	$128,715	$139,584	$151,735	$12,971	$164,706

Interest Bearing Demand	$28,560	$28,560	$28,560	$28,560	$—	$28,560
Savings	1,987	1,987	1,987	1,987	—	1,987
Time deposits under 100M	12,588	28,032	28,032	28,032	—	28,032
Time deposits over 100M	13,183	32,438	32,438	32,438	—	32,438
Borrowings under line of credit	16,086	16,086	16,086	16,086	—	16,086
Overnight borrowings — FHLB	12,000	12,000	12,000	12,000	—	12,000

Total rate sensitive liabilities	84,404	119,103	119,103	119,103	—	119,103
All other liabilities					22,760	22,760
Shareholders’ equity					22,843	22,843

Total Liability and Equity	$84,404	$119,103	$119,103	$119,103	$45,603	$164,706

Cumulative rate sensitive gap	$40,600	$9,612	$20,481	$32,632	$—

Cumulative rate sensitive gap as a % of total assets	24.65%	5.84%	12.43%	19.81%	—

     NOTE: All amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and NOW accounts which have no stated maturity and have had very little price fluctuation since commencement of operations. Money market accounts are repriced at the discretion of management and generally are more rate sensitive. The Bank’s policy is to limit maturities on certificate of deposits to one year, in most cases, so virtually all reprice within that time frame. The Bank has exhibited the ability to renew or replace these certificates as they mature; however, the Bank bears the risk that their renewal will be at higher rates of interest.
     On December 31, 2005, we had $125.0 million in assets and $84.4 million in liabilities repricing within three months and $128.7 million in assets and $119.1 million in liabilities repricing within one year. This means that we had a positive gap of 24.65% within three months and we had a slight positive one year cumulative gap of 5.84%. Over the one year time frame interest income may be affected to a greater extent than interest expense if rates were to increase at the same time and level for both assets and liabilities as the model forecasts. It is more typical for loans to be repriced immediately as the prime rate changes and deposits to lag at a percentage of that rate change. If rates were to fall during this one year period, interest income would decline by a greater amount than interest expense and net income would decrease. Conversely, if rates were to rise the opposite would apply. Over the one year time frame our slight positive gap position indicates that we could benefit slightly from increases in interest rates, but the opposite which is also true for other time frames.
     The Bank’s policy quantifies acceptable gap ratios. These targets are monitored quarterly and reviewed annually by the Board of Directors to determine acceptable gap risks. We monitor and evaluate our gap position, but do not anticipate substantial changes in those gap ratios. Celtic loans and borrowings are prime based and will be repriced simultaneously when there is a change in the prime rate. Therefore its interest rate risk is minimal.
     We do not engage in any hedging activities and do not have any derivative securities in our portfolio.
     The Bank utilizes the results of a dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. The simulation model, a third-party service, estimates the impact of changing interest rates on the interest income from all interest-earning assets and the interest expense paid on all interest-bearing liabilities reflected on our balance sheet. A parallel and pro rata shift in rates over a 12-month period is assumed. This model is reviewed annually and audited on a regular basis to determine accuracy of data and forecasts. The following reflects our net interest income sensitivity analysis as of December 31, 2005, based on the simulation. This table shows the impact of hypothetical interest rate changes on net interest income and net interest margins (dollars in thousands).

	Adjusted
	Net Interest	Change From
Interest Rate Scenario	Income	Base
Up 300 basis points	$7,884	28.24%
Up 200 basis points	7,344	19.45%
Up 100 basis points	6,768	10.08%
Base	6,148	0.00%
Down 100 basis points	5,821	(5.32)%
Down 200 basis points	5,502	(10.51)%
Down 300 basis points	5,220	(15.09)%
Inflation
     The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities which may move in concert with inflation both as to interest rates and value. However, financial institutions are also affected by inflation’s impact on non-interest expenses, such as salaries and occupancy expenses.
     Since June 2004, the FRB has increased rates sixteen times to 5.00%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, because of our ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of the money supply by the FRB to control the rate of inflation has an impact on our earnings. The changes in interest rates may also have a corresponding impact on the ability of borrowers to repay loans with us.

Pro Forma Financial Information
     The following Pro Forma Statement of Income for the year ended December 31, 2005, gives effect to the Celtic acquisition as if it had occurred at the beginning of the year:
DISCOVERY BANCORP AND SUBSIDIARIES

	Pro Forma Statement of Income For the Year Ended
	December 31, 2005
	Discovery	Celtic Capital	Pro Forma
	Bancorp(1)	Corporation(2)	Adjustments		Consolidated
Interest Income	$9,950,212	$2,695,757			$12,645,969
Interest Expense	3,132,395	1,091,952	$(474,646	)(3)	3,749,701

Net Interest Income	6,817,817	1,603,805	474,646		8,896,268
Provision for Loan Losses	786,361	0	0		786,361

Net Interest Income after Provision for Loan Losses	6,031,456	1,603,805	474,646		8,109,907
Other Income	920,938	0	0		920,938
Other Expense	5,997,851	1,604,179	(60,000	)(4)	7,542,030

Income (Loss) before Income Taxes	954,543	(374)	534,646		1,488,815
Income Tax Provision	401,863		225,086		626,949

Net Income (Loss)	$552,680	$(374)	$309,560		$861,866

PER SHARE DATA
Basic	$0.42				$0.65
Diluted	$0.40				$0.63
Book value	$12.20				$12.70

Weighted Average Shares Outstanding.	1,324,298				1,324,298

Diluted Shares Outstanding	1,367,527				1,367,527

(1)	These figures are Discovery Bancorp’s results of operations for the year ended December 31, 2005, and include the results of operations for Celtic Capital Corporation from September 1, 2005 through December 31, 2005.

(2)	These figures are Celtic Capital Corporation’s results of operations for the period January 1, 2005 through August 31, 2005.

(3)	Upon the acquisition of Celtic Capital Corporation on September 1, 2005, Discovery Bancorp infused capital into Celtic Capital Corporation, thereby reducing Celtic Capital Corporation’s needs for external borrowings, and Celtic Capital Corporation’s remaining external borrowings were renegotiated to a lower interest rate. This figure shows the interest savings Celtic Capital Corporation would have experienced assuming these changes occurred on January 1, 2005.

(4)	This figure represents one time employee recognition payments distributed in August 2005 and included in the August 2005 operating expenses of Celtic Capital Corporation.

MANAGEMENT
Our Directors
     The following table lists the names and certain information as of May 22, 2006, regarding the directors of Bancorp. Each director will hold office until the next annual meeting of shareholders or until his successor is elected and qualified.

Name	Age	Position
Robert Cairns	59	Director and Secretary
Gabriel P. Castano	55	Director
Walter F. Cobb	73	Director
Bron Hafner	70	Director
James P. Kelley, II	54	Director, President and Chief Executive Officer
Michael A. Lenzner	54	Director
Anthony J. Pitale	63	Director
John R. Plavan	62	Chairman of the Board
Stuart Rubin	52	Director
Mark W. Santar	57	Director
Biographical Information of Directors
     Robert Cairns, a director and the Corporate Secretary of Bancorp since October 2004, a director and the Corporate Secretary of the Bank since its inception in 2001, is a Certified Public Accountant and has been a partner in the accounting firm of Cairns, Eng & Applegate, LLP, Carlsbad, California since its formation in 1979. Mr. Cairns has been practicing in North San Diego County for over 25 years since receiving his CPA license in 1975. Additionally, Mr. Cairns is a Certified Valuation Analyst. Mr. Cairns participates in local community activities, including career days at local high schools, and was a member of the San Marcos Kiwanis Club. He also participates in functions held by the San Marcos Boys and Girls Club, as well as the Women’s Resource Center of Oceanside. Mr. Cairns has been an instructor in accounting at San Diego State University, Palomar Community College and Southwestern Community College. He has also lectured on the topics of S-Corporation matters and credit applications to the Women of Accountancy of San Diego, Union Bank of California and Escondido National Bank.
     Gabriel P. Castano, a director of Bancorp since October 2004 and a director of the Bank since its inception in 2001, is the owner of North County Supply, Inc., a building materials company headquartered in San Marcos, California, which he founded in 1987. Prior to founding North County Supply, Inc., Mr. Castano was a consultant to Larry’s Building Materials, Costa Mesa, California during 1986. From 1976 to 1986, Mr. Castano was associated with Sepulveda Building Materials where he began as a Customer Service Trainee and eventually advanced to the position of Corporate Credit Manager. Mr. Castano also held insurance and real estate licenses, and was a member of the Credit Managers Association of Southern California. Among his community activities, Mr. Castano is a member of the San Marcos Chamber of Commerce and the San Marcos Economic Development Corporation, an organization dedicated to promoting and providing guidance on economic expansion in the San Marcos Area and supports the fund raising activities for the San Marcos Boys and Girls Club.
     Walter F. Cobb, a director of Bancorp since October 2004 and a director of the Bank since its inception in 2001, is a certified public accountant and has practiced public accounting for over 40 years. From 1987 until 2000 he maintained his practice in San Diego. In 2000 he relocated his practice to Hemet and subsequently sold that practice. Effective June 2004, Mr. Cobb became a partner with Cobb, Stees and Company, LLP, located in Rancho Bernardo. He is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants, the Society of California Accountants

and the National Society of Public Accountants. He is the past president of the Society of California Accountants and the Estate Planning Council of Riverside. He is the former chairman of the State Board of Accountancy Continuing Education Committee. Mr. Cobb has taught accounting at Riverside City College, Imperial Junior College, Mr. San Jacinto Junior College and El Centro High School. Mr. Cobb has prior experience as a bank director, having served as Treasurer, Chairman of the Audit Committee, Loan Committee Member, and Member of the Board of Directors of Valley Merchants Bank from 1990-2000. He has been a member of the Rancho Bernardo Chamber of Commerce, the Hemet Chamber of Commerce, the Hemet Music Boosters, the Poway Chamber of Commerce, the Otay Mesa Chamber of Commerce and the Santa Ana Music Boosters Foundation.
     Bron Hafner has served as a director of Bancorp since September 2005 and as a director of Celtic since September 2005. Mr. Hafner founded Celtic Capital Corporation (“Celtic Capital”), Celtic’s predecessor company, in 1982. Mr. Hafner served as President of Celtic Capital between 1998 and December 1994, and as Chief Executive Officer of Celtic Capital between January 2005 and August 2005. Having begun his career with Union Bank in 1961, Mr. Hafner moved into asset based lending in 1963 with Civic Western Corporation and its successor, Aetna Business Credit; and then co-founded and served as President of Financial Guild of America until 1982. He is a member of the Commercial Finance Association (National) and has served as Director (1983-1999); Member of the Executive Committee (1986-1990 and 1991-1996); Chairman of Small/Independent Finance Company Committee (1985-1988) and a Member of the Western Committee on Education (1983-1987). He is also an active member of the Commercial Finance Conference of California, Inc. and has served as Director (1983-1997); Vice President (1985-1987); President (1987-1989) and Chairman (1990-1991).
     Bron Hafner is the father of Mark A. Hafner, the current President and Chief Executive Officer of Celtic.
     James P. Kelley, II has served as a director and Bancorp’s President and Chief Executive Officer since October 2004 and the Bank’s President and Chief Executive Officer since the Bank’s inception in 2001. Prior to joining the Bank, Mr. Kelley was Senior Vice President, Senior Lending Officer for Rancho Bernardo Community Bank from its formation in 1997 until 2000. There, he was responsible for formulating all loan policies, establishing credit review programs, and developing and maintaining a commercial loan portfolio and SBA loans for sale. Prior to joining Rancho Bernardo Community Bank, Mr. Kelley was a commercial lender at Grossmont Bank and the Bank of California. Mr. Kelley began his banking career with San Diego Trust and Savings Bank in 1979. In 1983, he joined California First Bank where he opened a branch office and, later, managed the bank’s third largest branch. In addition to his banking career, Mr. Kelley was Controller for C Enterprises, a computer and fiber optic cable company, and Finance and Sales Manager and Partner for The Network Company, a computer network integrator based in San Marcos. Mr. Kelley is also involved in various community and charitable organizations, including the Palomar-Pomerado Health Foundation, the Knights of Columbus, the Palomar Community College Foundation and the San Marcos Rotary Club.
     Michael A. Lenzner, a director of Bancorp since October 2004 and a director of the Bank since its inception in 2001, has been a licensed compounding pharmacist since 1979 and owns Life Wellness Pharmacy, Inc. of Carlsbad, California which compounds and sells Bio-Identical Hormones and testing. Mr. Lenzner also owns Life Solutions, Inc. which manufactures and distributes liquid vitamin supplements. In addition to his professional career, Mr. Lenzner is involved in his local church and youth sporting leagues. Mr. Lenzner’s professional affiliations include the American Pharmaceutical Association, the Prescription Compounding Centers of America and the International Association of Compounding Pharmacists.
     Anthony J. Pitale, a director of Bancorp since October 2004, a director of the Bank since November 2004, is the principal of Anthony J. Pitale & Associates, a consulting firm based in Orange County, California. Prior to forming the consulting firm in 2002, Mr. Pitale served as Chief Executive Officer of Life Medical Pharmacy from August 1998 until June 2002 when the company was sold. Mr. Pitale earned a B.S. in Business Administration from Temple University in 1964.

     John R. Plavan has served as Bancorp’s Chairman of the Board since October 2004, as the Bank’s Chairman of the Board since its inception in 2001. Prior to his retirement in 2004 Mr. Plavan was the President and Chief Executive Officer of Plavan Petroleum, Inc., a petroleum products marketing company established in 1986 and located in Escondido, California. In addition to his 90% interest in Plavan Petroleum, Mr. Plavan is the owner and Past President of Plavan Investments, LLC, an equipment leasing company, as well as Vice President of Plavan Commercial Fueling, Inc., a petroleum products marketer, Plavan Properties, LLC, a real estate investment company, and PCF Equipment, LLC, a real estate development firm. Prior to establishing his company, Mr. Plavan was Vice President of W. H. Thompson Distributing Company of Barstow, a beer distributor. Mr. Plavan served as a director of the California Independent Oil Marketers Association, as well as a director of the Escondido and Yucca Valley Chambers of Commerce. His community activities include the Escondido Boys and Girls Club, the Palomar and Magdalena Ecke YMCAs and the San Diego Brain Injury Foundation.
     Stuart Rubin, a director of Bancorp since October 2004 and a director of the Bank since its inception in 2001, has over 25 years experience in the insurance industry and is founder and owner of Rubin Insurance Agency, Inc., a full service insurance agency which represents companies such as Fireman’s Fund, Chubb, Golden Eagle, Travelers and the Hartford. Mr. Rubin is a licensed insurance agent and broker for property, casualty, life and health insurance. He is a member of the Professional Insurance Agents Association and an LUTC graduate. In addition, Mr. Rubin is a managing member of MSM Development LLC, and a founding member of One Governor Park LP, a San Diego based real estate development company. Mr. Rubin participates in fund raising for the Boys and Girls Club, Children’s Hospital Auxiliary, and the March of Dimes. He has also served on the Board of the Rancho Santa Fe Community Center.
     Mark W. Santar, a director of Bancorp since October 2004 and a director of the Bank since its inception in 2001, is President and 50% shareholder of Mar-Con Products, Inc., a pre-cast manufacturer of man holes and ready-mix concrete supplier, and 60% shareholder of R&C Structures, a subcontractor for sewer and storm drains. Both firms are located in San Marcos, California. Mr. Santar is involved in numerous community activities. He has been the Co-Chairman of the 4th of July Fund Raiser Committee for the San Marcos Fireworks Display during the past nine years. He helped to establish the Head Start Program in San Marcos and has made contributions to the community through providing workmanship and building materials for site beautification and building improvement projects. Mr. Santar has been a member of the San Marcos Chamber of Commerce for 24 years. He has supported fund-raising activities of the San Marcos Boys and Girls Club for the past 15 years and the North Coast Family YMCA for the past 25 years. He received the Meritorious Award from the Sheriff’s Department for contributions made to the San Marcos substation. His contributions to the Sheriff’s Department included three bicycle mobile units and the construction of two concrete helicopter pads.
Our Executive Officers and Significant Employees
     The following table sets forth the names and certain information as of May 22, 2006 concerning: (i) the executive officers of Bancorp, except for Mr. Kelley, who is a director and included in the above table; and (ii) Mark A. Hafner, President and Chief Executive Officer of Celtic, who is a significant employee of the Company. Officers are appointed by the Board of Directors and serve at the board’s discretion.

			Position with
			Wholly-Owned
			Subsidiary of
Name and Title	Age	Position with Bancorp	Bancorp
Joseph C. Carona	65	Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer of the Bank

Stanley M. Cruse	56	Executive Vice President	Executive Vice President and Chief Credit Officer of the Bank

			Position with
			Wholly-Owned
			Subsidiary of
Name and Title	Age	Position with Bancorp	Bancorp
Martin McNabb	58	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Bank

Mark A. Hafner	43	None	President and Chief Executive Officer of Celtic
     As used throughout this prospectus, the terms “officer” and “executive officer” mean the President and Chief Executive Officer, the Executive Vice President and Chief Credit Officer, the Executive Vice President and Chief Administrative Officer, and the Executive Vice President and Chief Financial Officer. Bancorp’s Chairman of the Board, Secretary and other Vice Presidents are not considered to be executive officers of Bancorp.
     As used throughout this prospectus, the term “significant employee” refers to Mark A. Hafner, President and Chief Executive Officer of Celtic.
Biographical Information of Executive Officers and Significant Employees
     Joseph C. Carona has served as Bancorp’s Executive Vice President and Chief Administrative Officer since October 2004, as the Bank’s Executive Vice President and Chief Administrative Officer since the Bank’s inception in 2001. Mr. Carona initiated his banking career in 1970 at Citibank, New York, completing the bank’s management credit training program, and progressing to a Vice President in the bank’s commercial banking division. In 1974 he joined European American Bank, New York, as Vice President and Manager of the mid-west unit of the bank’s corporate banking division. In 1977 he progressed to Chief Credit Officer for the bank’s corporate banking division, also responsible for the bank’s management credit training program. In 1978 he was appointed Manager of the bank’s west coast regional offices, and President of the bank’s Edge Act subsidiary in Los Angeles. In 1980 he joined California Commerce Bank, Los Angeles, as Executive Vice President, Chief Operating Officer and Chief Credit Officer, responsible for business development activities as well as for quality of the entire loan portfolio. In 1982 he was elected President and a Director of Columbia National Bank, Santa Monica, responsible for organizing, developing, and managing a full service, publicly held, financial institution from inception. In 1989 Mr. Carona was elected President and a Director of Sterling Bank, Los Angeles. Sterling Bank was sold to The Pacific Bank, San Francisco, in 1998, where Carona was retained as Senior Vice President and Manager of Domestic Lending in Los Angeles. In March, 2000, The Pacific Bank was sold to City National Bank, Beverly Hills, where Mr. Carona was retained as Senior Vice President and Senior Team Leader in Los Angeles. Mr. Carona is a graduate of St. Francis College, New York (B.A. in Economics, 1967), and holds a Masters Degree in Finance (M.B.A. in Finance, 1970) from Adelphi University, New York. Mr. Carona is also a director and past Chairman of the Board of Hathaway Children and Family Services, a non-profit organization for abused children in Los Angeles.
     Stanley M. Cruse has served as Bancorp’s Executive Vice President since October 2004 and as the Bank’s Executive Vice President and Chief Credit Officer since February 1, 2004. Mr. Cruse joined the Bank on February 1, 2004. Mr. Cruse has over 32 years of commercial banking experience. Prior to joining the Bank, Mr. Cruse served as Senior Vice President and Regional Manager for Business Bank of California in their Ontario Office. He opened that office in August 1999 and grew the office to over $32 million in total assets. Prior to joining Business Bank of California, Mr. Cruse was Vice President and Senior Commercial Loan Officer (including 7 months as acting Chief Credit Officer) with Golden Pacific Bank, also in Ontario. Mr. Cruse has served as President of the Ontario Chamber of Commerce (1999-2000) and as a board member for over 8 years, as well as President (1996) of the Ontario Host Lions Club, serving on their board for over 8 years. Mr. Cruse has also been Chapter President (2003) with RMA, receiving the Platinum Award for Excellence as the highest ranking Medium Size Chapter in the United States.
     Mark A. Hafner, has served as Celtic’s President and Chief Executive Officer since commencing operations in September 2005. Prior to joining Celtic, Mr. Hafner served as president and chief executive officer of Celtic Capital Corporation (“Celtic Capital”) prior to its acquisition by Celtic in 2005. Mr. Hafner joined Celtic Capital in 1985 serving as office manager and chief financial officer prior to taking his current positions as Director, President and Chief Executive Officer in 1995. With a BA in Economics from the University of California, Santa Barbara, Mr. Hafner began his career as an auditor with Security Pacific Business Credit. Mr. Hafner is an active member of the Commercial Finance Association (National) and has served as Chairperson of the Convention Program Committee (2001); Chairperson of the Membership Committee (2002); Chairperson of the Entrepreneurial Finance and Factoring Committee (2003-2004); a member of the Nominating Committee (2002 and 2004) as well as being a Director (since 2000) and a member of the Executive Committee (2002-2004). Currently, Mr. Hafner serves as Vice President of the organization. He is also an active member of the Commercial Finance Conference of California, Inc. and has served as Secretary/Treasurer (1997-2000); President (2001-2002); and Chairman (2002-2003).
     Mark A. Hafner is the son of Bron Hafner, a director of Bancorp.
     Martin McNabb, C.P.A., C.M.A., M.B.A., joined Bancorp and the Bank on July 21, 2005, as Controller. In October 2005, Mr. McNabb became the Executive Vice President and Chief Financial Officer of Bancorp and the Bank. Mr. McNabb served as the executive vice president and chief financial officer for Homepride Finance Corp., the finance subsidiary of Champion Enterprises Inc., the nation’s largest builder of manufactured homes, from 2002 to September 2003. Earlier in 2002, Mr. McNabb consulted for Treasury Bank, a subsidiary of Countrywide Mortgage, performing assignments for the chief operating officer. From 1986 to 2000 Mr. McNabb served as the executive vice president-finance and chief financial officer for GreenPoint Credit Corp., a $13 billion subsidiary of GreenPoint Financial Corp. Previously, Mr. McNabb served in various financial positions for Security Pacific Corporation and Security Pacific National Bank. Mr. McNabb has a B.S. and an M.B.A. in Accounting from California State University, Los Angeles.
EXECUTIVE COMPENSATION
Summary Compensation
     The following table sets forth a summary of annual and long-term compensation for services in all capacities to (i) Bancorp’s President and Chief Executive Officer, (ii) Bancorp’s other executive officers who earned $100,000 or more during 2005 (1) and (iii) all other significant employees of the Company:

					Long-Term
		Annual Compensation			Compensation Awards
				Other Annual	Securities	All Other
Name and Title	Year	Salary	Bonus	Compensation (2)	Underlying Options	Compensation
James P. Kelley, II,	2005	$154,000	$37,000	$16,778	2,500	$0
President and	2004	$137,500	$12,750	$15,559	1,200	$0
Chief Executive Officer	2003	$125,000	$17,500	$12,889	8,500	$0

Joseph C. Carona,	2005	$125,500	$37,000	$17,724	5,000	$0
Executive Vice President and	2004	$110,000	$9,500	$20,699	1,000	$0
Chief Administrative Officer	2003	$100,000	$11,500	$18,347	1,750	$0

Stanley M. Cruse,	2005	$104,000	$23,000	$17,406	1,000	$0
Executive Vice President	2004	$98,000	$7,500	$14,659	5,500	$0
	2003	$0	$0	$0	0	$0

(1)	Martin McNabb joined Bancorp on July 1, 2005 as Controller and was appointed to the position of Executive Vice President and Chief Financial Officer on September 30, 2005 to replace the prior Chief Financial Officer who resigned on September 30, 2005. Bancorp’s acquisition of Celtic closed on August 31, 2005, at which time Mark A. Hafner became a significant employee of Bancorp as President and Chief Executive Officer of Celtic. Compensation information for Mr. McNabb, the prior Chief Financial Officer and Mr. Hafner has been omitted from this table since none of these individuals received in excess of $100,000 in salary and bonus during 2005 from the Company.

(2)	These figures include automobile allowance ($5,437 and $7,200 in 2003, $5,437, $7,800 and $6,600 in 2004, and $6,763, $2,510 and $7,200 in 2005, for Mr. Kelley, Mr. Carona and Mr. Cruse (2004 and 2005 only), respectively), matching 401(k) Plan contributions ($3,120 and $3,000 in 2003, $4,472, $3,000 and $1,650 in 2004, and $4,793, $4,874 and $1,875 in 2005 for Mr. Kelley, Mr. Carona and Mr. Cruse (2004 and 2005 only), respectively) and medical insurance benefits ($4,332 and $8,147 in 2003, $5,650, $9,899, and $6,409 in 2004 and $5,222, $10,340 and $8,331 in 2005 for Mr. Kelley, Mr. Carona and Mr. Cruse (2004 and 2005 only), respectively).

Stock Options
     Bancorp’s 2004 Stock Option Plan (the “2004 Plan”) provides for the issuance of up to 500,000 shares of our Common Stock. The options granted under the 2004 Plan vest and become exercisable in incremental percentages over five years from the grant date and expire ten years after grant. During 2005, 6,910 options were exercised and Bancorp had options outstanding to purchase a total of 240,807 shares of Common Stock, at exercise prices ranging from $10.00 per share to $18.50 per share, leaving 252,283 shares available for future grants under the 2004 Plan. As of May 22, 2006, 6,910 options have been exercised and options for 238,457 shares were outstanding, leaving 254,633 shares available for future grants.
     The following table sets forth certain information regarding stock options granted under the 2004 Plan to Messrs. Kelley, Carona, Cruse, Hafner and McNabb during 2005:

	Stock Options Granted During 2005
	(Individual Grants)
	Number of	Percent of Total
	Securities	Options
	Underlying	Granted to
	Options	Employees in Fiscal	Exercise or Base
Name	Granted	year	Price ($/Share)	Expiration Date
James P. Kelley, II	2,500	4.94%	$15.50	12/21/15
Joseph C. Carona	2,500	4.94%	$16.35	01/27/15
Joseph C. Carona	2,500	4.94%	$15.50	12/21/15
Stanley M. Cruse	1,000	1.98%	$15.50	12/21/15
Mark A. Hafner	2,000	3.95%	$15.50	12/21/15
Martin McNabb	5,000	9.88%	$15.50	08/17/15
     The following table sets forth certain information regarding aggregated option exercises during 2005 and the value of options at December 31, 2005 held by Messrs. Kelley, Carona, Cruse, Hafner and McNabb. During 2005, Messrs. Kelley, Carona, Cruse, Hafner and McNabb did not exercise any options.

			Value of Unexercised In-the-Money
	Number of Unexercised Options at		Options at
	December 31, 2005		December 31, 2005 (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
James P. Kelley, II	28,648	15,364	$139,052	$42,086
Joseph C. Carona	7,460	8,243	$34,390	$9,863
Stanley M. Cruse	1,100	5,400	$1,000	$1,000
Mark A. Hafner	0	2,000	$0	$0
Martin McNabb	0	5,000	$0	$0

(1) Assuming a market value of $15.25 per share on December 31, 2005

Employee 401(k) Plan
          In February 2002, the Company adopted a 401(k) Profit Sharing and Retirement Plan (the “401(k) Plan”). All of Bancorp’s employees who are at least eighteen years of age and complete 1,000 hours of service during a one-year period are eligible to participate. Pursuant to the 401(k) Plan, participating employees may voluntarily contribute a portion of their compensation to a trust. All eligible employees, including eligible officers, receive a 50% match (up to a maximum of 3% of their salary) from the Company which is contributed to their respective 401(k) Plan. Benefits from the 401(k) Plan become available to the employee upon retirement, or in the event of disability. If employment is terminated prior to normal retirement, the employee receives contributions previously made.
          As of December 31, 2005, 16 employees were participating in the 401(k) Plan. The 401(k) Plan has been qualified by the Internal Revenue Service (“IRS”) pursuant to the Employee Retirement Income Security Act of 1974. During 2005, Bancorp made matching contributions in the aggregate amount of $74,641.
Directors’ Compensation
          Bancorp does not pay any director fees to its directors. During 2005, the Bank’s non-employee directors each received $12,000 for their services as directors, with the Chairman receiving an additional $3,000. The Bank does not pay a per board meeting fee or a per committee meeting fee. During 2005, Celtic’s non-employee directors each received $2,000 for their services as directors. Celtic does not pay a per board meeting fee or a per committee meeting fee. Directors may be reimbursed for their reasonable travel, lodging, food and other expenses incurred in connection with their service as a director.
          In December 2005, each of Bancorp’s directors, except Mr. Bron Hafner was granted stock options at an exercise price of $15.50 per share, except for stock options granted to Mr. Pitale which were granted at $16.00 per share. The aggregate total of stock options granted to the directors in December 2005 was 13,000 shares. All stock options will expire in December 2015, unless sooner terminated under the terms of the 2004 Plan.
Employment Agreements
          The Bank entered into an employment agreement with Mr. Kelley effective January 1, 2005 which provides for a term of three years at an initial annual base salary of $153,996 per year (subject to such base salary increases, if any, as the Board of Directors, in its sole discretion, shall determine), discretionary bonuses, an automobile allowance or use of a bank owned automobile, expense reimbursement, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to six months’ salary for termination without cause.
          The Bank entered into an employment agreement with Mr. Carona effective January 1, 2005 which provides for a term of three years at an initial annual base salary of $117,204 per year (subject to such base salary increases, if any, as the Board of Directors, in its sole discretion, shall determine), discretionary bonuses, an automobile allowance or use of a bank owned automobile, expense reimbursements, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to six months’ salary for termination without cause.
          The Bank has employed Mr. Cruse as its Executive Vice President and Chief Credit Officer. Mr. Cruse’s employment commenced on February 1, 2004. The Bank entered into an employment agreement with Mr. Cruse which provides for a term of 3 years at an initial annual base salary of $104,000 per year (subject to such base salary increases, if any, as the Board of Directors, in its sole discretion, shall determine), discretionary bonuses, an automobile allowance, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to ninety (90) days’ then current base salary, then thirty (30) days’ then current base salary added for each additional 1 year of service not to exceed one hundred eighty (180) days for termination without cause.

          The Bank entered into an employment agreement with Mr. McNabb effective July 21, 2005, which provides for a term of three years at an initial annual base salary of $130,000 per year (subject to such base salary increases, if any, as the Board of Directors, in its sole discretion, shall determine), discretionary bonuses, an automobile allowance, expense reimbursement, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to ninety (90) days’ then current base salary, then thirty (30) days’ then current base salary added for each additional 1 year of service not to exceed one hundred eighty (180) days for termination without cause.
          Celtic entered into an employment agreement with Mark Hafner on January 27, 2005 which provides for a term of three years, at an initial annual base salary of $200,000 and a formula bonus equal to five percent (5%) of the Celtic’s pre-tax net income provided that Celtic has attained an after-tax return on average equity of not less than fifteen percent (15%). The agreement also provides for a stock grant to Mr. Hafner of 2,000 shares of our Common Stock, an automobile allowance of $833 per month, reimbursement of business related expenses, standard and customary medical, dental and life insurance benefits and participation in other employee benefit programs generally available to senior officers or employees of the Company. The agreement provides for severance compensation equal to six months’ then current salary in the event Mr. Hafner’s employment is terminated without cause or in the event of a merger or a material change of control. The agreement also contains certain non-competition and non-solicitation provisions.
          The Company has also entered into employment/compensation agreements with certain of its other employees which provide for a base salary and commissions based upon achievement of set financial targets. These agreements, however, provide for employment on an “at-will” basis.
Limitation of Liability; Indemnification of Directors and Officers
          Our Articles of Incorporation provides that we shall eliminate the liability of our directors for monetary damages to the fullest extent permissible under California law. Article Six of our Articles of Incorporation and Article VI of our Bylaws provides that we shall indemnify each of our directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an “agent” of Bancorp to the fullest extent permissible under California law. Our Articles of Incorporation and Bylaws also provide that we are authorized to provide indemnification for our agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by: (i) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings; (ii) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (iii) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.
          In October 2004, we entered into Indemnification Agreements with each of our directors pursuant to which we agreed to indemnify each director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was our “agent” to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements. The indemnification provisions also apply to liability under the Federal Securities Laws.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
          At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our Articles of Incorporation and Bylaw provisions and Indemnification Agreements with our directors are necessary to attract and retain qualified persons as directors and officers.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          There were no existing or proposed material transactions during the last two years between the Company and any of its directors, executive officers or beneficial owners of 5% or more of our Common Stock, or the immediate family or associates of any of the foregoing persons, except as indicated below.
          Bancorp and Celtic entered into a consulting agreement with Bron Hafner pursuant to which Mr. Hafner began serving as a consultant to Celtic effective as of September 1, 2005. The consulting agreement has a term of three years, provides for a monthly consulting fee of $5,000 per month and the reimbursement of certain business expenses. The agreement provides for severance compensation equal to six months’ consulting fee in the event the agreement is terminated without cause or in the event of a merger or a material change in control. The agreement provides that for a period of three years from September 1, 2005, Mr. Hafner will not solicit customers or employees of the finance company subsidiary to be customers or employees of another firm, nor will he, directly or indirectly, own or control a commercial finance business in California or Arizona; provided however that he may make certain investments in commercial finance transactions and may make extensions of credit for his own account provided that such loans have first been offered to the finance company subsidiary and it has declined to extend the credit.
          Some of the Company’s directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank’s business, and the Bank expects to have banking transactions with such persons in the future. In the opinion of Bancorp’s management, all loans and commitments to lend made in 2005 included in such transactions were made in compliance with applicable laws, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable contemporaneous transactions with other persons of similar creditworthiness, and did not involve more than a normal risk of collectability or present other unfavorable features. As of December 31, 2005, the aggregate indebtedness to the Bank of all of the Company’s directors, officers and principal shareholders, and their associates, stood at approximately $2,829,760, constituting approximately 20.7% of the Bank’s shareholders’ equity at that date.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The following table sets forth certain information as of May 22, 2006, concerning the beneficial ownership of shares of our Common Stock: (i) by each of Bancorp’s directors; (ii) by each of Bancorp’s executive officers, (iii) by the Company’s other significant employee; (iii) by all directors, executive officers and significant employees of Bancorp as a group; and (iv) by any person who is known by Bancorp to be the beneficial owner of more than 5% of our Common Stock. As of May 22, 2006, there were 1,871,883 shares of Common Stock issued and outstanding. Except for the holding company reorganization, management is not aware of any change in control of Bancorp which has occurred since January 1, 2005, or of any arrangement which may, at a subsequent date, result in a change in control of Bancorp.

          Except as indicated below, the address of each of the persons listed below is c/o Discovery Bancorp, 338 Via Vera Cruz, San Marcos, California 92078.

	Number of Shares of	Number of Shares
	Common Stock	Subject to Vested	Percent of Class
	Beneficially	Stock Options	Beneficially
Name and Title of Beneficial Owner	Owned(1)	and Warrants(2)	Owned(2)
Directors, Executive Officers and Significant Employees:

Joseph C. Carona, Executive Vice President and Chief Administrative Officer	2,900	8,260	0.59%
Robert Cairns, Corporate Secretary and Director	37,000	16,397	2.83%
Gabriel P. Castano, Director	33,800	9,141	2.28%
Walter F. Cobb, Director	14,940	6,472	1.14%
Stanley M. Cruse, Executive Vice President	950	2,100	0.16%
Bron Hafner, Director	32,260	0	1.72%
Mark A. Hafner, President and Chief Executive Officer of Celtic	22,645	0	1.21%
James P. Kelley, II, Director, President and Chief Executive Officer	26,200	30,223	2.97%
Michael A. Lenzner, Director	45,072	11,890	3.02%
Martin McNabb, Executive Vice President and Chief Financial Officer	0	0	0%
Anthony J. Pitale, Director	15,078	2,063	0.91%
John R. Plavan, Chairman of the Board	28,200	8,953	1.98%
Stuart Rubin, Director	42,500	9,935	2.79%
Mark W. Santar, Director	30,011	9,317	2.09%
All Directors, Executive Officers and Significant Employees as a Group (14 in number)	331,556	114,751	22.47%

More Than 5% Shareholders:

Hoefer & Arnett Capital Management, Inc., Green	147,700	0	7.89%

(1)	Includes shares held by or with such person’s spouse (except where legally separated) and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shares power with a spouse); shares held as custodian for minor children; or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power. Does not include shares which may be acquired upon exercise of stock options, which are identified separately in this table.

(2)	Shares subject to options held by directors and executive officers that were exercisable within 60 days after May 22, 2006 (“vested”) and warrants to purchase Bancorp’s Common Stock are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person but not for the purpose of computing the percent of class owned by any other person. For All Directors, Executive Officers and Significant Employees as a Group, all vested stock options and warrants held by such persons are treated as issued and outstanding when computing the percent of class.

Street Capital Management LLC, Hans Schroeder,
Kevin Daly, Philip Economopoulos, Bob Arnett and
Green Street Regional Financial Fund L.P.(1)
DESCRIPTION OF SECURITIES
Preferred Stock
          Our Articles of Incorporation currently authorize us to issue up to 10,000,000 shares of serial preferred stock. The Board of Directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. Our preferred stock may rank prior to our Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into our Common Stock. The holders of any class or series of our preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.
Common Stock
          General. Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of Common Stock, no par value, of which 1,871,883 shares were issued and outstanding as of the date of this prospectus. In addition, 254,633 shares remain reserved for issuance pursuant to our 2004 Stock Option Plan and 60,250 shares remain reserved for issuance pursuant to our outstanding warrants. As of the date of this prospectus, we had approximately 224 shareholders of record; however, we believe that there are an additional 335 shareholders who own their shares in street name through brokerage firms.
          Each share of our Common Stock has the same rights, privileges, and preferences as every other share of Common Stock, and there are no pre-emptive, conversion or redemption rights or sinking fund provisions applicable thereto. The shares outstanding are fully paid and nonassessable.
          Voting Rights. Each holder of the Common Stock is entitled to one vote per share on any issue requiring a vote at any meeting, except that in connection with the election of directors, the shares may be voted cumulatively. Cumulative voting entitles a shareholder the right to vote the number of shares he or she owns, multiplied by the number of directors to be elected. This total number of votes may be cast for one candidate or may be distributed on the same principle among as many candidates as the shareholder may desire.

(1)	The amount shown and the following information is derived from the Schedule 13G filed on February 14, 2006 (the “Schedule 13G”) by the parties named under the heading “More Than 5% Shareholders” (collectively, the “Filers”). The Common Stock is held in the account of Green Street Regional Financial Fund L.P. (“Green Street”), an investment advisory client of Hoefer & Arnett Capital Management, Inc. (“Hoefer & Arnett”) as of December 31, 2005. Hoefer & Arnett is a registered investment adviser and holds the Common Stock in a fiduciary capacity. Green Street, as a client of Hoefer & Arnett, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock. No client is known to have such right or power with respect to more than five percent of the outstanding Common Stock, except for Green Street. Green Street Capital Management LLC (“Green Street Capital”) is the general partner of Green Street and subsequent to December 31, 2005, became its investment adviser. Mr. Schroeder is a control person of Green Street Capital. Mr. Economopoulos, Mr. Arnett and Mr. Daly are the controlling owners of Hoefer & Arnett. Green Street Capital, Hoefer & Arnett, Mr. Economopoulos, Mr. Arnett, Mr. Daly and Mr. Schroeder constitute a group as defined in Rule 13d-5(b)(1). Green Street disclaims beneficial ownership of these securities. The principal business office of the Filers is located at 555 Market Street, 18th Floor, San Francisco, California 94105.

          Our Articles of Incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the outstanding shares, unless the vote of the holders of a greater amount of stock is required by the Articles of Incorporation or is required by law.
          Liquidation Rights. In the event of our voluntary or involuntary liquidation, dissolution or winding up, after distribution in full of the preferential amounts to be distributed to the holders of all classes and series of our preferred stock entitled thereto, the holders of our Common Stock shall be entitled to receive all of our remaining assets.
          No Preemptive Rights. Holders of our Common Stock have no preemptive or other rights to subscribe for additional shares.
          Dividend Rights. Each share of our Common Stock participates equally in dividends on the Common Stock, which are payable when, as, and if declared by our Board of Directors out of funds legally available for that purpose. (See “MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS — Dividends” herein.)
          Transfer Agent. U.S. Stock Transfer Corporation, Glendale, California, serves as the registrar and transfer agent for our Common Stock.
Warrants
          As of the date of this prospectus, there were outstanding a total of 60,250 warrants to purchase shares of our Common Stock.
          Exercise Period and Price; Expiration Date. Each warrant entitles the registered holder to purchase from us, for cash, one share of Common Stock. The warrants are exercisable through December 31, 2006. Warrants not exercised prior to December 31, 2006, shall become null and void, unless we extend that date, subject to regulatory approval. The warrants are exercisable at a price of $15.00 per share.
          Antidilutive Adjustments. The exercise price of the warrants and the number of shares of Common Stock purchasable upon exercise of each warrant are subject to antidilutive adjustments in certain events, including a stock split on our Common Stock, issuance of a stock dividend to holders of our Common Stock, or a reclassification of our Common Stock. No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, we may, at our option, reduce the exercise price at any time, subject to regulatory approval. No fractional shares will be issued upon exercise of the warrants, but we will pay the market value of any fractional shares otherwise issuable.
          Rights Upon Consolidation, Merger, etc. In case we are involved in any consolidation, merger or sale or conveyance of our property, we may, but we are not required to, enter into an agreement with the acquiring bank or corporation for the warrants to be assumed, with the holder of each outstanding warrant given the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which the warrants were exercisable immediately prior thereto. If we do not enter into that type of agreement with the acquiring bank or corporation, then the warrants will be made exercisable for at least a 30-day period prior to such event and then terminate.
          Reservation of Warrant Shares. We have authorized and reserved for issuance the shares of Common Stock initially issuable upon exercise of the warrants. When delivered, the shares of Common Stock shall be fully paid and nonassessable.
          Exercise of Warrants. To exercise a warrant, the holder must send to us the warrant certificate signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, check or any combination thereof for the total exercise price. We will then return to the holder a certificate evidencing the number of shares of Common Stock issued upon exercise of the warrant. If fewer than all the shares covered by the warrant certificate surrendered are being purchased, we will issue a new warrant certificate representing the unexercised warrants. (See “WARRANT EXERCISE AND PLAN OF DISTRIBUTION” herein.)
          No Rights as Shareholders. Warrant holders are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of our directors or any other matter, or to vote at any such meeting, or to any other rights whatsoever as our shareholders.
          Warrant Agent. U.S. Stock Transfer Corporation, Glendale, California, serves as the warrant agent for the warrants.
CERTAIN FEDERAL TAX CONSIDERATIONS OF WARRANTS
          The following summary is based upon present federal income tax law, including provisions of the Internal Revenue Code, existing regulations thereunder, judicial decisions, and the Internal Revenue Service’s current administrative rules, practices and interpretations of law, all of which are subject to change or modification. The discussion is limited to the federal income tax matters discussed below, which are not necessarily all of the federal income tax considerations relevant to each investor’s personal tax situation. You should consult your own tax advisor with respect to other federal and state tax considerations which may be applicable to your own personal tax situation.
          We will not recognize any gain or loss upon the exercise of the warrants. Further, we will also not recognize any gain or loss upon the expiration of unexercised warrants.
          You will be required to allocate the purchase price paid for units in the Bank’s 2003 Unit Offering between the Common Stock and the warrants in accordance with their relative fair market values in order to determine the cost basis of each for purposes of computing gain or loss upon the subsequent sale or exchange of the Common Stock or warrants. The cost basis of the Common Stock and warrant comprising a unit will be determined based upon their proportionate fair market values on the date of purchase relative to the total purchase price of the unit. In determining the offering price of the units, we allocated $13.50 to each share of Common Stock and nothing to the warrant. We cannot assure you, however, that the IRS will accept our allocation for purposes of determining the cost basis for computing gain or loss upon the subsequent sale or exchange of the Common Stock or warrant. If no portion of the purchase price of the unit is allocated to the warrant, you will not realize any loss for income tax purposes upon its expiration.
          If you exercise a warrant, then your cost basis in the Common Stock acquired will be the original cost basis allocable to the warrant, if any, plus the amount that you paid upon your exercise. You will not recognize any gain or loss upon the exercise of the warrant. However, you will recognize gain or loss upon the subsequent sale or exchange of the Common Stock acquired by the exercise of the warrant, measured by the difference between the sales price and your cost basis in the Common Stock being sold. Cash received in lieu of fractional shares upon exercise will be taxable to the extent it exceeds your cost basis. If you sell the warrant prior to exercise, you will recognize gain or loss on the sale measured by the difference between the sales price and your allocable cost basis in the warrant.
          If you hold the Common Stock or warrant as a capital asset, then your gain or loss upon the sale of the Common Stock or warrant will be long- or short-term capital gain or loss, depending upon whether you held the Common Stock or the warrant for more than twelve months. If you exercise the warrant, your holding period for the Common Stock acquired pursuant to the exercise will not include the period during which you held the warrant unless some portion of the purchase price of the units is allocated to the warrants. If the latter is the case, each share of Common Stock you acquire upon exercise of warrants will have a split holding period; the holding period of the portion of each share you receive attributable to ownership of the warrant will be treated as including the period for which you held the warrant. The portion of each share you receive attributable to the cash payment made upon exercise of the warrant will be treated as held by you from the date of exercise of the warrant.
          If the warrant is not exercised and allowed to expire, the warrant will be deemed to have been sold or exchanged on the expiration date of the warrant. If the warrant is held as a capital asset, your loss, if any, will be considered long- or short-term capital loss, depending upon the length of time you held the warrant.
          Capital losses, whether long- or short-term, may be used to offset up to 100% of capital gains in any single tax year. In the case of an individual taxpayer, up to $3,000 of any capital losses in excess of capital gains may be deductible from ordinary income in any one tax year. Any unused excess capital losses may be carried forward indefinitely by an individual taxpayer.
          Long-term capital gains and losses are derived from the sales and exchanges of capital assets held for more than twelve months. Under current law, for taxable years beginning before January 1, 2011, generally the maximum rate of tax on net capital gain of a non-corporate taxpayer is 15%. In addition, any net capital gain which otherwise would have been taxed at a 10% or 15% rate generally is taxed at a 5% rate. For taxable years beginning after December 31, 2010, generally the rates on net capital gain are 20% and 10%, respectively. Any gain from the sale or exchange of property held more than five years that would otherwise be taxed at the 10% rate is taxed at an 8% rate. Any gain from the sale or exchange of property held more than five years and the holding period for which began after December 31, 2000, which would otherwise be taxed at a 20% rate is taxed at an 18% rate. If the capital asset was held for less than twelve months, any resulting gain will be taxed at ordinary income rates.
          The specific state tax consequences to you in exercising the warrants may vary, depending upon the laws of the various states and your individual circumstances. You are urged to consult your individual tax advisor regarding both the federal and state tax consequences of exercising the warrants.
LEGAL MATTERS
          The validity of the securities offered hereby have been reviewed by the firm of Horgan, Rosen, Beckham & Coren, L.L.P., 23975 Park Sorrento, Suite 200, Calabasas, California 91302. Such review should not be construed as constituting an opinion as to the merits of this offering, the accuracy or adequacy of the disclosures contained herein, or the suitability of this investment for any investors or class of investors. Members of that firm own approximately 2,350 shares of our Common Stock and 150 warrants.
EXPERTS
          The Company’s consolidated financial statements as of December 31, 2005 included in this prospectus have been audited by Hutchinson & Bloodgood LLP, independent registered public accountants, as stated in their report included in this prospectus and are included in reliance on the reports of that firm given upon their authority as experts in accounting and auditing. The Bank’s financial statements as of December 31, 2004 and for the year then ended included in this prospectus have been audited by Moss Adams, LLP, independent registered public accountants, as stated in their report included in this prospectus and are included in reliance on the reports of that firm given upon their authority as experts in accounting and auditing. Celtic’s financial statements as of December 31, 2004 and 2003 and for each of the years then ended included in this prospectus have been audited by Good Swartz Brown & Berns, LLP, independent certified public accountants, as stated in their report included in this prospectus and are included in reliance on the report of that firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission, or SEC, for the Common Stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and our Common Stock, we refer you to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by such reference.
          The public may read and copy any materials Bancorp files with the SEC at the SEC’s Public Reference Room, located at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of Bancorp’s filings on the SEC site. These documents may also be obtained in print upon request by our shareholders to: Martin McNabb, Executive Vice President and Chief Financial Officer, 338 Via Vera Cruz, San Marcos, California 92078, telephone number (760) 736-8900.
          We have adopted a written code of ethics that applies to all directors, officers and employees of Bancorp, including our principal executive officer and senior financial officers, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission promulgated thereunder. The code of ethics is also available upon request, at no charge. Requests for copies should be directed to: Martin McNabb, Executive Vice President and Chief Financial Officer, 338 Via Vera Cruz, San Marcos, California 92078, telephone number (760) 736-8900.
          We furnish our shareholders with annual reports containing financial statements audited and reported on by our independent auditors and quarterly reports containing unaudited interim financial information for each of the first three fiscal quarters of each fiscal year.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)
MARCH 31, 2006 AND DECEMBER 31, 2005

	(dollars in thousands)
	March 31,	December 31,
	2006	2005
	(unaudited)
ASSETS
Cash & due from banks	$7,763	$6,709
Fed Funds sold	9,820	8,145

Cash and cash equivalents	17,583	14,854
Interest-bearing deposits at banks	5,193	2,606
Investment securities available-for-sale	3,335	3,402
Common stock, substantially restricted	738	648
Loans, net of allowance for loan losses of $1,890,634 in 2006 and $1,784,498 in 2005	143,074	134,326
Goodwill	1,731	1,731
Accrued interest receivable and other assets	1,232	1,127
Premises and equipment, net	5,928	6,012

TOTAL ASSETS	$178,814	$164,706

LIABILITIES

Deposits
Non-interest-bearing demand	$29,879	$21,569
Interest-bearing demand	24,001	28,560
Savings	1,610	$1,987
Time, under $100,000	41,488	28,032
Time, $100,000 and over	34,834	32,437

Total deposits	131,812	112,585
Borrowings under line of credit	17,957	16,086
Overnight borrowings — FHLB	4,284	12,000
Accrued interest payable and other liabilities	1,413	1,192

TOTAL LIABILITIES	155,466	141,863

STOCKHOLDERS’ EQUITY
Common stock, no par value; authorized 10,000,000 shares, issued and outstanding 1,871,883 and 1,871,883 shares at March 31, 2006 and December 31, 2005, respectively	22,815	22,776
Retained earnings	580	106
Accumulated other comprehensive loss	(47)	(39)

	23,348	22,843

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$178,814	$164,706

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	(dollars in thousands)
	March 31,	March 31,
	2006	2005
INTEREST INCOME
Interest and fees on loans	$3,633	$1,563
Interest on federal funds sold	103	40
Interest on securities	41	26
Other	39	18

TOTAL INTEREST INCOME	3,816	1,647

INTEREST EXPENSE
Deposits	873	451
Borrowings under line of credit	293	0
Overnight borrowing — FHLB	119	55

TOTAL INTEREST EXPENSE	1,285	506

NET INTEREST INCOME	2,531	1,141

PROVISION FOR LOAN LOSSES	106	159

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,425	982

NON-INTEREST INCOME
Customer service fees & charges	37	27
Gain on sale of SBA loans	151	—
Rental income, net	76	65
Other loan fees & charges	63	26

TOTAL NON-INTEREST INCOME	327	119

NON-INTEREST EXPENSE
Salaries and employee benefits	1,168	511
Net occupancy	127	77
Furniture and equipment	69	67
Data processing	101	48
Advertising	44	21
Professional	180	167
Office supplies	21	17
Other operating	211	155

TOTAL NON-INTEREST EXPENSE	1,921	1,063

INCOME BEFORE INCOME TAXES	831	38
PROVISION FOR INCOME TAXES	357	37

NET INCOME	$474	$1

Basic earnings per share	$0.25	$0.00
Diluted earnings per share	$0.25	$0.00
The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY(Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	(dollars in thousands)
			Retained	Accumulated
	Common Stock		Earnings	Other	Total
	Shares		(Accumulated	Comprehensive	Stockholder
	Outstanding	Amount	Deficit)	Loss	Equity
Balance, January 1, 2005	1,037,498	$10,757	($447)	($10)	$10,299

Comprehensive income:
Net Income			1		1

Change in unrealized loss on investment securities, net of tax effect				(36)	(36)

Total comprehensive income					(35)

Balance, March 31, 2005	1,037,498	$10,757	($446)	($46)	$10,264

Balance, January 1, 2006	1,871,883	$22,776	$106	($39)	$22,843

Comprehensive income:
Net income			474		474

Change in unrealized loss on investment securities, net of tax effect				(8)	(8)

Total comprehensive income					466

Compensation expense on stock options		39			39

Balance, March 31, 2006	1,871,883	$22,815	$580	($47)	$23,348

The accompanying notes are an integral part of these financial statements

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	(dollars in thousands)
	March 31,	March 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$474	$1
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	106	159
Depreciation and amortization	122	93
Amortization of deferred loan fees	(48)	(56)
Capitalization of deferred origination costs	(101)	(88)
Compensation expense on stock options	39	—
Change in:
Deferred tax assets	(45)	29
Accrued interest receivable and other assets	(60)	(304)
Accrued interest payable and other liabilities	221	374

Net cash provided by operating activities	708	208

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of premises and equipment	(38)	(225)
Net change in interest bearing deposits at banks	(2,587)	(192)
Purchase of common stock substantially restricted	(91)	—
Sales, maturities and paydowns of securities available-for-sale	—	50
Purchases of securities available-for-sale	59	(505)
Net change in loans	(8,705)	(13,376)

Net cash used for investing activities	(11,362)	(14,248)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in loans from directors	—	177
Net change in borrowings under lines of credit	(5,844)	(500)
Net change in deposits	19,227	20,197

Net cash provided by financing activities	13,383	19,874

Increase in cash and cash equivalents	2,729	5,834

CASH AND CASH EQUIVALENTS BALANCE
Beginning of period	14,854	6,591

End of period	$17,583	$12,425

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Income taxes	$309	$—

Interest	$1,205	$435

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — OPERATIONS, BASIS OF PRESENTATION AND STOCK BASED COMPENSATION
Nature of Operations — Discovery Bancorp (“Bancorp”) is the holding company for Discovery Bank (the “Bank”), headquartered in San Marcos, California, and Celtic Capital Corporation (“Celtic”), headquartered in Santa Monica, California. On June 22, 2005, Bancorp acquired ownership of the Bank through a corporate reorganization and became a bank holding company registered under the Bank Holding Company Act of 1956, as amended.
     During the third quarter of 2004, the Bank formed a wholly owned subsidiary, San Marcos Building, LLC, for the purpose of purchasing a 28,000-square-foot, two story commercial building to house the Bank’s corporate offices and head branch location. The Bank occupies approximately 13,500 square feet with the remaining spaces leased on a short term basis. Net rental income activity for the three months ended March 31, 2006 and 2005 totaled $76 thousand and $65 thousand, respectively, and is reflected as other income within the consolidated financial statements.
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender. $19.3 million of commercial loans and other assets, including $1.7 million of goodwill established as part of the purchase, were acquired. Funding for the purchase was provided by a borrowing line established with an unaffiliated bank and $5.2 million in cash and 53,613 shares of Bancorp common stock. Celtic Merger Corp. has been renamed Celtic Capital Corporation and operates as a commercial finance lender. As a commercial finance lender, Celtic makes “asset-based” loans to companies that do not qualify for bank credit and secures its loans with business assets, such as accounts receivable, equipment and inventory. The financial statements include the accounts of Celtic since the date of acquisition.
     Further, at September 30, 2005, Bancorp had largely completed a $12.8 million stock offering, of which 53,613 shares or $831 thousand were issued as part of the Celtic asset acquisition, and received net proceeds of approximately $ 11.1 million. As of November 8, 2005, the Company closed its public offering registered on Form SB-2 and has issued a total of 773,812 shares of its common stock.
Basis of Presentation — The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.
     On June 22, 2005, all of the outstanding shares of the Bank were converted into shares of Discovery Bancorp. The consolidated financial statements for the period ending March 31, 2006 include Bancorp, the Bank and its premises subsidiary, and Celtic. All significant inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements as of March 31, 2005 include Bancorp, the Bank and its premises subsidiary, but do not include Celtic’s financial activity. These consolidated financial statements should be reviewed in conjunction with the consolidated financial statements and notes thereto included in Bancorp’s December 31, 2005 Annual Report to Stockholders. In the opinion of management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation of the financial statements, have been included.
Presentation of 2005 Consolidated Financial Statements — The 2005 consolidated financial statements, as originally issued, included the financial position and results of operations of Discovery Bank and subsidiary. For purposes of comparison with the 2006 consolidated financial statements, the accompanying 2005 consolidated financial statements include the financial position and results of operation of Discovery Bancorp as of and for the period ended March 31, 2005.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.
Stockholders’ Equity and Stock Based Compensation — Bancorp has a stock option plan (hereinafter the “Plan”) which provides for non-qualified stock options for non-officer directors and incentive stock options for employees for a maximum of 500,000 shares of authorized common stock. Pursuant to the Plan, Bancorp has awarded options at the initial offering price of $10 per share to directors and employees. The options granted vest and become exercisable in incremental percentages over five years from the grant date and expire ten years after grant. As of March 31, 2006, 6,910 options had been exercised. Bancorp had options outstanding to purchase a total of 243,257 shares of common stock, at exercise prices ranging from $10.00 per share to $18.50 per share, leaving 249,833 shares available for future grants.
     Prior to January 1, 2006, Bancorp accounted for its stock options under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for stock Issued to Employees (APB No. 25), and related interpretations. Accordingly, no stock based employee compensation cost was reflected in net earnings prior to January 1, 2006 as all options to purchase common stock of Bancorp had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant.
     Effective January 1, 2006, Bancorp began recording compensation expense associated with stock-based awards in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R) as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS No. 123R supercedes APB No. 25, and amends SFAS No. 95 Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). However, SFAS No. 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. The stock-based compensation expense amount recorded was $39 thousand (pre-tax amount) in the first quarter of 2006.
     The fair value of each stock option was estimated as of the grant date using the Black-Scholes option-pricing model, which requires the following input variables as of the grant date: exercise price, stock price, expected dividend rate, expected volatility (based on the historical volatility of Bancorp’s stock price), risk-free rate, expected terms and expected forfeiture rate.
     The following table illustrates the effect on net earnings and earnings per share if Bancorp had applied the fair value recognition provisions of SFAS No. 123 in the previous year:

(dollars in thousands)
Three months
ended March 31
2005
Reported net earnings	$1
Stock-based employee compensation expense, net of related tax effects	$15

Pro Forma Net Loss	$(14)

Reported basic and diluted net earnings per share	$0.00
Pro forma basic and diluted net earnings per share	$(0.01)

NOTE 2 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In May 2005 the FASB issued SFAS 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
     Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.
     This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.
     This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.
     This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.
     This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.
     On November 2, 2005, the FASB issued FASB Staff Position (“FSP”) Nos, FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations, subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. Bancorp does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

     At March 31, 2006 the Company had no changes in accounting principles, for which SFAS 154 is applicable.
NOTE 3 — EARNINGS PER SHARE
     Earnings Per Share (EPS) - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bancorp relate solely to outstanding stock options, and are determined using the treasury stock method.
     The following is a reconciliation of basic EPS to diluted EPS for the period ended March 31, 2006:

	Net	Weighted Average	Per Share
(net income dollars in thousands)	Income	Shares Outstanding	Amount
Basic EPS:
Income available to common shareholders	$474	1,871,883	$0.25
Effect of dilutive securities:
Stock Options	—	60,116	(0.00)

Diluted EPS:
Income available to common shareholders	$474	1,931,999	$0.25

     The following is a reconciliation of basic EPS to diluted EPS for the year ended March 31, 2005:

	Net	Weighted Average	Per Share
(net income dollars in thousands)	Income	Shares Outstanding	Amount
Basic EPS:
Income available to common shareholders	$1	1,037,498	$0.00
Effect of dilutive securities:
Stock Options	—	65,197	(0.00)

Diluted EPS:
Income available to common shareholders	$1	1,102,695	$0.00

NOTE 4 — BORROWINGS
     The Bank has a continuous revolving line of credit with the Federal Home Loan Bank (FHLB) providing for working capital advances up to $14 million. Borrowings are payable on demand and are fully collateralized by certain Bank assets. Interest on outstanding borrowings accrues at the rates negotiated at the time of borrowing which range from 4.46% to 4.96% during 2006. The Bank had $4.3 million outstanding against the line as of March 31, 2006 at a rate of 4.96%. The Bank had $12.0 million outstanding against the line as of December 31, 2005.
     The Bank has an unsecured line of credit with Pacific Coast Bankers Bank (PCBB) providing for federal fund purchases up to $2.5 million. Interest on outstanding borrowings accrues at the PCBB daily fed fund rate. The Bank had no outstanding borrowings against the line as of March 31, 2006 and December 31, 2005.
     Celtic has a $25 million revolving line-of-credit with a bank. The line-of-credit matures in August 2008. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB).

The BBB is based on a percentage of the Celtic’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring Celtic to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Celtic was in compliance with all covenants as of March 31, 2006. Principal is payable on demand, and interest is payable monthly at prime minus 0.25%. The Prime Rate at March 31, 2006 was 7.75%. The outstanding balance under this revolving line of credit was $18 million at March 31, 2006. The underlying loans serve as collateral for the borrowings.
NOTE 5 — PURCHASE OF ASSETS AND LIABILITIES
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary (Celtic Merger Corp.), acquired the assets and certain liabilities of Celtic Capital Corporation for a purchase price of $5.2 million in cash and the issuance of 53,613 shares of Bancorp common stock. The value of the stock was determined to be $15.50 per share at the time of the acquisition. The source of funds for the acquisition was available cash, primarily from the partially completed August, 2005 $12.8 million common stock offering. Celtic Merger Corp. assumed the premises leases of Celtic Capital Corporation’s two offices. Celtic Merger Corp., as part of the asset purchase, also entered into certain employment and consulting agreements with Celtic Capital Corporation’s principals.
     The acquisition was accounted for using the purchase method of accounting and, accordingly, Celtic’s results of operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(dollars in thousands)
Assets acquired:
Cash	$1,529
Loans	15,966
Goodwill	1,731
Other assets	98

Total assets acquired	$19,324

Liabilities assumed:

Borrowing under line of credit	$13,214
Other liabilities	53

Total liabilities assumed	$13,267

     Goodwill of $1.7 million represents the excess of purchase price paid over the estimated fair values of the tangible assets acquired, net of the liabilities assumed. Goodwill is not amortized, but is evaluated for possible impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with goodwill during the period ending March 31, 2006.

NOTE 6 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bancorp’s involvement in particular classes of financial instruments.
     Bancorp’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
     At March 31, 2006 and December 31, 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(dollars in thousands)
	March 31,	December 31,
	2006	2005
Unfunded commitments under lines of credit	$42,549	$38,626
Commercial and standby letters of credit	$619	$566
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
     Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. All standby letters of credit issued by Bancorp expire within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp generally holds collateral supporting those commitments, if deemed necessary.
     Lines of credit and commercial and standby letters of credit are variable rate loans generally tied to the prime rate or other variable indexes.

     The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities which may move in concert with inflation both as to interest rates and value. However, financial institutions are also affected by inflation’s impact on non-interest expenses, such as salaries and occupancy expenses.
     Since June 2004, the FRB has increased rates fourteen times to 4.50%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, because of our ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of the money supply by the FRB to control the rate of inflation has an impact on our earnings. The changes in interest rates may also have a corresponding impact on the ability of borrowers to repay loans with us.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
     Stockholders of Discovery Bancorp
San Marcos, California
We have audited the accompanying consolidated balance sheet of Discovery Bancorp and subsidiaries as of December 31, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Discovery Bancorp and subsidiaries as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited the adjustments described in Note 1 under the caption, “Presentation of 2004 Consolidated Financial Statements”, that were applied to the 2004 financial statements resulting from the consolidation of Discovery Bank and subsidiary into Discovery Bancorp. In our opinion, such adjustments are appropriate and have been properly applied.
Glendale, California
March 2, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Discovery Bank
We have audited the accompanying consolidated balance sheet of Discovery Bank and Subsidiary as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2004 (as originally issued prior to the consolidation of Discovery Bancorp as described in note 1 to the financial statements). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Discovery Bank and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the years in the two year periods then ended, in conformity with accounting principles generally accepted in the United States of America.
Los Angeles, California
February 14, 2005
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

Cash & due from banks	$6,709,337	$1,638,876
Fed Funds sold	8,145,000	4,945,000

Cash and cash equivalents	14,854,337	6,583,876
Interest-bearing deposits at banks	2,606,257	2,691,623
Investment securities available-for-sale	3,401,737	2,705,734
Common stock, substantially restricted	647,500	483,000
Loans, net of allowance for loan losses of $1,784,498 in 2005 and $998,137 in 2004	134,325,780	80,036,566
Goodwill	1,731,000	—
Accrued interest receivable and other assets	1,127,382	771,587
Premises and equipment, net	6,011,572	5,933,602

TOTAL ASSETS	$164,705,565	$99,205,988

LIABILITIES

Deposits
Non-interest-bearing demand	$21,568,634	$14,761,372
Interest-bearing demand	28,560,226	27,487,866
Savings	1,986,925	1,449,503
Time, under $100,000	28,031,848	18,035,413
Time, $100,000 and over	32,437,453	17,937,972

Total deposits	112,585,086	79,672,126
Borrowings under line of credit	16,085,861	—
Overnight borrowings — FHLB	12,000,000	9,000,000
Accrued interest payable and other liabilities	1,191,947	234,370

TOTAL LIABILITIES	141,862,894	88,906,496

COMMITMENTS AND CONTINGENCIES (Notes 9 and 13)

STOCKHOLDERS’ EQUITY
Common stock, no par value; authorized 10,000,000 shares, issued and outstanding 1,871,883 and 1,037,498 shares at December 31, 2005 and December 31, 2004, respectively	22,775,785	10,756,630
Retained earnings (accumulated deficit)	105,576	(447,104)
Accumulated other comprehensive loss	(38,690)	(10,034)

	22,842,671	10,299,492

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$164,705,565	$99,205,988

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
INTEREST INCOME
Interest and fees on loans	$9,435,090	$4,805,935	$3,172,662
Interest on federal funds sold	281,407	49,136	40,094
Interest on securities	148,851	77,782	47,148
Other	84,864	71,715	32,355

TOTAL INTEREST INCOME	9,950,212	5,004,568	3,292,259

INTEREST EXPENSE
Deposits	2,462,106	1,105,032	850,093
Borrowings under line of credit	333,495	—	—
Overnight borrowing — FHLB	327,350	75,302	15,983
Other	9,444	—	—

TOTAL INTEREST EXPENSE	3,132,395	1,180,334	866,076

NET INTEREST INCOME	6,817,817	3,824,234	2,426,183

PROVISION FOR LOAN LOSSES	786,361	237,798	288,589

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,031,456	3,586,436	2,137,594

NON-INTEREST INCOME
Customer service fees & charges	135,602	61,761	52,522
Gain on sale of SBA loans	123,423	—	—
Rental income, net	291,313	130,516	—
Other loan fees & charges	370,600	90,618	404,264

TOTAL NON-INTEREST INCOME	920,938	282,895	456,786

NON-INTEREST EXPENSE
Salaries and employee benefits	3,137,979	1,836,912	1,310,738
Net occupancy	415,532	260,828	190,190
Furniture and equipment	303,551	173,392	97,032
Data processing	338,098	182,226	125,823
Advertising	150,372	89,281	147,077
Professional	961,057	284,869	120,423
Office supplies	76,711	54,554	28,035
Other operating	614,551	454,429	284,386

TOTAL NON-INTEREST EXPENSE	5,997,851	3,336,491	2,303,704

INCOME BEFORE INCOME TAXES	954,543	532,840	290,677

INCOME TAX (BENEFIT) PROVISION	401,863	(85,800)	(149,200)

NET INCOME	$552,680	$618,640	$439,876

Basic earnings per share	$0.42	$0.60	$0.49
Diluted earnings per share	$0.40	$0.56	$0.46
The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

			Retained	Accumulated
			Earnings	Other	Total
	Common Shares		(Accumulated	Comprehensive	Stockholders’
	Outstanding	Amount	Deficit)	Income(Loss)	Equity
Balance, January 1, 2003	795,298	$7,669,642	$(1,505,620)	$13,608	$6,177,630

Proceeds from offering	242,000	3,084,988			3,084,988

Net income			439,876		439,876
Change in unrealized loss on investment securities				(6,252)	(6,252)

Total comprehensive income					433,624

Balance, December 31, 2003	1,037,298	10,754,630	(1,065,744)	7,356	9,696,242

Net income			618,640		618,640
Change in unrealized loss on investment securities				(17,390)	(17,390)

Total comprehensive income					601,250
Proceeds from issuance of capital stock	200	2,000			2,000

Balance, December 31, 2004	1,037,498	10,756,630	(447,104)	(10,034)	10,299,492

Comprehensive income:
Net income			552,680		552,680
Change in unrealized loss on investment securities, net of tax effect				(28,656)	(28,656)

Total comprehensive income					524,024
Stock issued as part of Celtic asset purchase	53,613	831,000			831,000
Stock issued as part of offering, net of capital raising costs of $878,819	773,812	11,115,267			11,115,267
Stock options exercised	6,910	71,138			71,138
Warrants exercised	250	3,750			3,750
Repurchase of organizational shares issued	(200)	(2,000)			(2,000)

Balance, December 31, 2005	1,871,883	$22,775,785	$105,576	$(38,690)	22,842,671

     The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$552,680	$618,640	$439,876
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	786,361	237,798	288,589
Depreciation and amortization	430,714	161,163	86,282
Amortization of deferred loan fees	(293,000)	(234,573)	(51,237)
Loss on disposal of fixed assets	—	1,986	—
Change in deferred tax assets	(3,300)	(86,600)	(205,000)
Change in:
Accrued interest receivable and other assets	(339,181)	(167,447)	(171,885)
Accrued interest payable and other liabilities	876,866	114,664	(262,112)

Net cash provided by operating activities	2,011,140	645,631	124,513

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of premises and equipment	(424,237)	(5,873,849)	(116,019)
Proceeds from sales of premises and equipment		19,986	—
Net change in interest bearing deposits at banks	85,366	(158,329)	(2,533,294)
Redemption of interest bearing deposits at banks	—	—	498,000
Purchase of common stock substantially restricted	(164,500)	(209,200)	(213,800)
Sales, maturities and paydowns of securities available-for-sale	1,026,556	2,343,776
Purchases of securities available-for-sale	(1,723,083)	(2,498,054)	(1,980,877)
Net change in loans	(38,816,468)	(20,104,209)	(22,970,858)
Net cash used for purchase of Celtic Capital Corporation	(3,697,551)	—	—

Net cash used for investing activities	(43,713,917)	(26,479,879)	(27,316,848)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in loans from directors	(100,000)	100,000	—
Proceeds from borrowings under line of credit, net of repayments	5,972,123	4,695,000	4,305,000
Proceeds from warrants exercised	3,750	—	—
Issuance (repurchase) of organizational shares	(2,000)	2,000	—
Proceeds from stock options exercised	71,138
Proceeds from issuance of common stock, net of capital raising costs	11,115,267	—	3,084,988
Net change in deposits	32,912,960	25,510,736	18,765,575

Net cash provided by financing activities	49,973,238	30,307,736	26,155,563

Increase in cash and cash equivalents	8,270,461	4,473,488	(1,036,772)

CASH AND CASH EQUIVALENTS BALANCE
Beginning of period	6,583,876	2,110,388	3,147,160

End of period	$14,854,337	$6,583,876	$2,110,388

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:
Income taxes	$110,000	$28,500	$800

Interest	$2,985,836	$1,159,713	$863,597

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations - Discovery Bancorp (“Bancorp”) is the holding company for Discovery Bank (the “Bank”), headquartered in San Marcos, California, and Celtic Capital Corporation (“Celtic”), headquartered in Santa Monica, California. On June 22, 2005, Bancorp acquired ownership of the Bank through a corporate reorganization and became a bank holding company registered under the Bank Holding Company Act of 1956, as amended.
     During the third quarter of 2004, the Bank formed a wholly owned subsidiary, San Marcos Building, LLC, for the purpose of purchasing a 28,000-square-foot, two story commercial building to house the Bank’s corporate offices and head branch location. The Bank occupies approximately 13,500 square feet with the remaining spaces leased on a short term basis. Net rental income activity for the year totaled $291,313 and is reflected as other income within the consolidated financial statements.
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary, Celtic Merger Corp., acquired certain assets and assumed certain liabilities of Celtic Capital Corporation, a commercial finance lender. $19.3 million of commercial loans and other assets, including $1.7 million of goodwill established as part of the purchase, were acquired. Funding for the purchase was provided by a borrowing line established with an unaffiliated bank and $5.2 million in cash and 53,613 shares of Bancorp common stock. Celtic Merger Corp. has been renamed Celtic Capital Corporation and operates as a commercial finance lender. As a commercial finance lender, Celtic makes “asset-based” loans to companies that do not qualify for bank credit and secures its loans with business assets, such as accounts receivable, equipment and inventory. The financial statements include the accounts of Celtic since the date of acquisition.
     Further, at September 30, 2005, Bancorp had largely completed a $12.8 million stock offering, of which 53,613 shares or $831,000 were issued as part of the Celtic asset acquisition, and received net proceeds of approximately $11.1 million. As of November 8, 2005, the Company closed its public offering registered on Form SB-2 and has issued a total of 773,812 shares of its common stock.
     Bancorp is engaged in one operating segment: providing a wide range of financial services to small-and medium-sized businesses and individuals, including real estate, commercial and consumer loans through its two subsidiaries. Celtic specializes in asset-based and commercial finance lending. The Bank also specializes in asset-based and in SBA-guaranteed lending, which the Bank is designated as a “Preferred Lender” by the Small Business Administration (“SBA”).
     Financial Statement Presentation and Use of Estimates - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the balance sheet date. These estimates also affect the amounts of revenues and expenses reported during the period. Actual results could differ from the estimated amounts.
     On June 22, 2005, all of the outstanding shares of the Bank were converted into shares of Discovery Bancorp. The consolidated financial statements for the year ending December 31, 2005 include Bancorp, the Bank and its premises subsidiary, and Celtic’s activities subsequent to the acquisition on August 31, 2005. All significant inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements as of December 31, 2004 are derived from Bancorp’s stand-alone financial statements and the audited consolidated financial statements of the Bank and its subsidiary. These consolidated financial statements should be reviewed in conjunction with the consolidated financial statements and notes thereto included in the Bank’s December 31, 2004 Annual Report to Stockholders. In the opinion of management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation of the financial statements have been included.
     Presentation of 2004 Consolidated Financial Statements – The 2004 consolidated financial statements, as originally issued, included the financial position and results of operations of Discovery Bank and subsidiary. For purposes of comparison with the 2005 consolidated financial statements, the accompanying 2004 consolidated financial statements include the financial position and results of operation of Discovery Bancorp. See Note 19 for the stand-alone financial statements of Discovery Bancorp as of and for the period ended December 31, 2004.
     Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.
     Concentrations of Credit Risk - Assets and liabilities that subject Bancorp to concentrations of credit risk consist of interest bearing deposits at other banks, investments, loans, and deposits. Most of Bancorp’s customers are located within southern California. The types of securities Bancorp invests in are discussed in Note 2 and Bancorp’s primary lending products are discussed in Note 3. For the years ended December 31, 2005 and 2004, Bancorp did not have any significant concentrations to any one customer or industry. Bancorp obtains what it believes to be sufficient collateral to secure potential losses. The extent and value of the collateral varies based upon the details underlying each loan agreement.
     As of December 31, 2005 and 2004, Bancorp had cash deposits at other financial institutions in excess of FDIC insured limits. However, as Bancorp places these deposits with major financial institutions, management believes the risk of loss to be minimal. Bancorp is required to keep a cash balance at Pacific Coast Bankers Bank equal to $100,000 as of December 31, 2005.
     Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents includes cash, balances due from banks, and federal funds sold that are purchased with an original maturity date less than ninety days.
     Certificates of deposit — Interest-bearing deposits in banks are purchased with an original maturity date greater than ninety days, mature within one to five years and are carried at cost.
     Securities — Bancorp is required to specifically identify its securities as “held-to-maturity,” “available-for-sale” or “trading” securities. Bancorp invested in no securities that were classified as “trading” or “held-to-maturity” during the years ended December 31, 2005 and 2004.
     Securities available-for-sale consists of securities not classified as trading securities or as securities held-to-maturity. Securities available-for-sale are recorded at fair value. Fair value for these investment securities are based on quoted market prices. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income (loss) and carried as accumulated other comprehensive income (loss) within stockholders’ equity until realized.
     Premiums and discounts on purchased securities are recognized in interest income using the effective interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
     Loans — The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is secured by real estate throughout San Diego County and the surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.
     Celtic originates business loans that are collateralized primarily by business property. The principal factors considered in making lending decisions are the amount of the loan in comparison to the value of the collateral, the borrower’s financial condition and the borrower’s capacity to repay the loan. Celtic attempts to minimize lending risk by limiting the total amount loaned to any one borrower. Additionally, Celtic monitors and restricts its credit exposure in specific industries and geographic areas.
     Loans that management has the intent and ability to hold for the foreseeable future, until maturity or until pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight line interest method which approximates the effective interest method.
     The accrual of interest on loans is discontinued at the time a loan becomes ninety-days delinquent unless the credit is well secured and in process of collection. In some cases, loans can be placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.
     All interest accrued, but not collected, for loans that are placed on nonaccrual or are charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due become current and future payments are reasonably assured.
     Allowance For Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of loan principal becomes unlikely. Subsequent recoveries, if any, are credited to the allowance.
     The allowance for loan losses is evaluated on an ongoing basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, changes in the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.
     A loan is considered impaired when, based on current information and events, it is probable that Bancorp will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction, and consumer term loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
     Premises and Equipment – Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to twenty five years. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of improvements. Maintenance and repairs are expensed as incurred while major improvements or additions are capitalized. Gains and losses on dispositions are included in current operations.
     Advertising Costs - Advertising costs are expensed in the period incurred.
     Goodwill - Goodwill arose from the acquisition of Celtic’s assets and is evaluated annually for impairment. If the carrying value of goodwill is determined to be impaired, Bancorp will write down the goodwill to its estimated value. The amount of goodwill written off will be expensed in the year impairment is determined.
     Financial Instruments — In the ordinary course of business, Bancorp has entered into off-balance sheet agreements consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.
     Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
     Income Taxes — Bancorp records its provision for income taxes under the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Bancorp’s financial statements and its tax returns. The principal items giving rise to these differences include the allowance for loan losses, unused net operating losses, and organization and start-up costs.
     Employee Benefit Plan — Bancorp’s contributions to the qualifying employee retirement plan are recorded as compensation cost in the period incurred.
     Stock Option Plan — Bancorp has a stock-based employee compensation plan, which is described more fully in Note 12. Bancorp accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.
     In December 2004, the FASB issued SFAS no. 123 (revised 2004), Share-Based Payment. This Statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service will be based on the grant-date fair value of the equity or liability instruments issued. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, liability awards will be remeasured each reporting period. Statement 123R replaces SFAS Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This Statement is effective for Bancorp beginning on January 1, 2006 and requires adoption using a modified prospective application or a modified retrospective application. Bancorp has elected to use the modified prospective application method and will therefore record stock option expense beginning on January 1, 2006 for those options that have not vested as of that date.
     The following table illustrates the effect on net income for years ended December 31, 2005, 2004 and 2003 if Bancorp had applied the fair value recognition provisions of FASB Statement No. 123R to stock-based employee compensation. The significant assumptions used by Bancorp’s management in computing these amounts are disclosed in Note 12.

	2005	2004	2003
Net income	$552,680	$618,640	$439,876
Additional compensation for fair value of stock options	(126,045)	(107,282)	(71,139)
Tax benefit	68,338

Pro forma net income	$494,973	$511,358	$368,737

Basic earning per share – as reported	$0.42	$0.60	$0.49
– pro forma	0.37	0.49	0.41

Diluted earning per share – as reported	0.40	0.56	0.46
– pro forma	0.36	0.47	0.39

     As a result of the adoption of SFAS No. 123R and based on the stock-based compensation awards outstanding as of December 31, 2005, Bancorp expects to recognize additional after-tax compensation cost as follows:

2006	$122,504
2007	99,297
2008	76,679
2009	50,392
2010	33,595

$382,467

     Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.
     The pro forma tax benefit of $68,338 in 2005 represents the estimated future tax savings related to non-qualified stock options that were expensed on a pro forma basis in prior years. The recording of this pro forma tax benefit in 2005, rather than in prior years, was the result of an improvement in the Bank’s prospects for generating taxable income in the future.
     Earnings Per Share (EPS) - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bancorp relate solely to outstanding stock options, and are determined using the treasury stock method.
     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2005:

		Weighted Average	Per Share
	Net Income	Shares Outstanding	Amount

Basic EPS:
Income available to common shareholders	$552,680	1,324,298	$0.42
Effect of dilutive securities:
Stock options	—	43,229	(0.02)

Diluted EPS:
Income available to common shareholders	$552,680	1,367,527	$0.40

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2004:

		Weighted Average	Per Share
	Net Income	Shares Outstanding	Amount

Basic EPS:
Income available to common shareholders	$618,640	1,037,298	$0.60
Effect of dilutive securities:
Stock options	—	58,157	(0.04)

Diluted EPS:
Income available to common shareholders	$618,640	1,095,455	$0.56

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2003:

		Weighted Average	Per Share
	Net Income	Shares Outstanding	Amount

Basic EPS:
Income available to common shareholders	$439,877	897,017	$0.49
Effect of dilutive securities:
Stock options	—	38,957	(0.03)

Diluted EPS:
Income available to common shareholders	$439,877	935,974	$0.46

     Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in stockholders’ equity from non-owner sources, such as unrealized gains and losses on available-for-sale securities, are reported as other comprehensive income and shown as a separate component of the equity section on the balance sheet. For the years ended December 31, 2005 and 2004, unrealized holding losses on available-for-sale securities were the only items of other comprehensive income. Beginning in 2005, other comprehensive income is reported net of taxes.
     Common Stock, Substantially Restricted - As a member of the Federal Home Loan Bank (FHLB), the Bank is required to purchase FHLB stock in accordance with its advances, securities, and deposit agreement. The stock is substantially restricted and may be redeemed at par value, however only in connection with the Bank surrendering its FHLB membership. The Bank also invests in the stock of Pacific Coast Bankers Bank (PCBB), in connection with its advance and correspondent banking arrangement with PCBB. These investments are carried at cost as of December 31, 2005 and 2004.
     Recent Accounting Pronouncements – In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard was effective for fiscal periods beginning after June 15, 2005. Management believes that the adoption of SFAS 153 will not have an impact on Bancorp’s financial statements.
     In May 2005 the FASB issued FASB 154 (Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3) which changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
     Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

     This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.
     This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.
     This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.
     This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.
     On November 2, 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations, subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. Bancorp does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.
     At December 31, 2005 the Company had no changes in accounting principles.
NOTE 2 — INVESTMENT SECURITIES
     Bancorp’s securities are available-for-sale. The amortized cost of securities and their approximate fair values as of December 31 are:

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency Securities	$2,495,967	$0	$(40,567)	$2,455,400
Mortgage-backed Securities	972,592	1,036	(27,291)	946,337

Total securities	$3,468,559	$1,036	$(67,858)	$3,401,737

		2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency Securities	$2,715,768	$6,141	$(16,175)	$2,705,734

Total securities	$2,715,768	$6,141	$(16,175)	$2,705,734

     For the year ended December 31, 2005, the investment securities have fair values less than amortized cost and therefore contain unrealized losses. Bancorp has evaluated these securities and has determined that the decline in value is not other-than-temporary since it related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The unrealized losses amounted to $66,822 as of December 31, 2005.
     Bancorp anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.
     The amortized cost and estimated fair value of the available-for-sale securities at December 31, 2005, by contractual or expected maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
Due in one year or less	$250,000	$249,500
Due after one year through five years	2,245,967	2,205,900
Due after five years	—	—

	2,495,967	2,455,400
Mortgage-backed securities	972,592	946,337

Totals	$3,468,559	$3,401,737

     During the year ended December 31, 2004 the Bank sold mutual funds, with proceeds amounting to $920,893. No gain or loss was recognized from the sale. During the year ended December 31, 2005 and 2003 there were no securities sold.
     Bancorp did not have securities pledged to secure public deposits at December 31, 2005 or 2004. At December 31, 2005 Bancorp had no securities pledged as collateral.
NOTE 3 — LOANS
     The major classifications of loans at December 31 are summarized as follows:

	2005	2004
Real Estate Loans:
Construction &land development loans:	$32,032,857	$10,944,698
Real estate 1st trust deed:	41,343,723	36,668,108
Other real estate mortgage:	2,141,355	2,577,520

Total real estate	75,517,935	50,190,326
Business secured loans	52,221,977	24,855,746
Business unsecured loans	1,389,974	1,257,056
Consumer and other:	7,409,713	4,908,037

Gross loans	136,539,599	81,211,166
Less: deferred loan fees, net	(429,321)	(176,463)
Less: allowance for loan losses	(1,784,498)	(998,137)

	$134,325,780	$80,036,566

     At December 31 2005 and 2004, respectively, $22,957,475 and $17,017,384 of loans were pledged as collateral for the Federal Home Loan Bank revolving line of credit (See Note 6).

NOTE 3 — LOANS
     Transactions in the allowance for loan for losses for years ended December 31, are summarized as follows:

	2005	2004	2003
Balance, beginning of year	$998,137	$760,339	$471,750
Provision for loan losses charged to expense	786,361	237,798	288,589
Loans charged-off	—	—	—
Recoveries of loans previously charged-off

Balance, end of year	$1,784,498	$998,137	$760,339

     It is our policy to place loans on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans will be placed on non-accrual earlier if there is a reasonable doubt as to the collectibility of principal and interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if Bancorp considers the risk of loss to be minimal.
     Impaired loans at December 31, 2005 increased $726,000 from zero at December 31, 2004, representing 0.53% of gross loans. The increase relates to one commercial real estate construction loan which is on non-accrual status. Interest income of $15,074 was collected and recognized on this loan in 2005 and the valuation allowance against the loan is $145,200. There were no other non-accrual loans, loans past due 90 days or more, restructured loans, or impaired loans or loans that have or had a higher than normal risk of loss. The average investment in impaired loans is $363,000 in 2005 and zero in 2004.
     Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balance of loans serviced for others totaled $8,622,103 at December 31, 2005. The fair value of loan servicing rights is not material.
NOTE 4 — PREMISES AND EQUIPMENT
     Premises and equipment consisted of the following at December 31:

	2005	2004
Building and improvements	$4,027,129	$4,107,383
Equipment, furniture and fixtures	1,883,808	1,001,737
Land	1,000,000	1,000,000

	6,910,937	6,109,120
Less: accumulated depreciation	(899,365)	(175,518)

Premises and equipment, net	$6,011,572	$5,933,602

NOTE 5 — DEPOSITS
     At December 31, 2005, the scheduled maturities of time deposits are as follows:

	Time Deposits	Time Deposits
	< $100,000	> $100,000
2006	$28,031,848	$32,437,453
2007	—	—

	$28,031,848	$32,437,453

NOTE 6 — BORROWINGS
     The Bank has a continuous revolving line of credit with Federal Home Loan Bank (FHLB) providing for working capital advances up to $12,891,730. Borrowings are payable on demand and are fully collateralized by certain Bank assets. Interest on outstanding borrowings accrues at the rates negotiated at the time of borrowing which range from 2.36% to 4.39% during 2005. The Bank had $12,000,000 outstanding against the line as of December 31, 2005 at a rate of 4.39%. The Bank had $9,000,000 outstanding against the line as of December 31, 2004.
     The Bank has an unsecured line of credit with Pacific Coast Bankers Bank (PCBB) providing for federal fund purchases up to $2,500,000. Interest on outstanding borrowings accrues at the PCBB daily fed fund rate. The Bank had no outstanding borrowings against the line as of December 31, 2005 and 2004.
     Celtic has a $25,000,000 revolving line-of-credit with Wells Fargo. The line-of-credit matures in August 2008. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Celtic’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring Celtic to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Celtic was in compliance with all covenants as of December 31, 2005. Principal is payable on demand, and interest is payable monthly at prime minus 0.25%. The outstanding balance under this revolving line of credit was $16.1 million at December 31, 2005. The underlying loans serve as collateral for the borrowings.
NOTE 7 — INCOME TAXES
     The provision for income taxes consisted of the following for the years ended December 31:

	2005	2004	2003
Current:
Federal	$721,245	$—	$—
State	206,502	800	55,800
Benefit from net operating loss carryforwards	(522,584)	—	—

	405,163	800	55,800

Deferred:
Federal	51,470	148,800	73,530
State	(54,770)	71,100	27,970

	(3,300)	219,900	101,500

Decrease in valuation allowance	0	(306,500)	(306,500)

(Benefit) provision for income taxes	$401,863	$(85,800)	$(149,200)

     The following summarizes the differences between the provision for income taxes for financial statement purposes and the federal statutory rate of 34% for the years ended December 31:

	2005	2004	2003
Tax provision at federal statutory rate	34.0%	34.0%	34.0%
State franchise tax, net of federal income tax benefit	7.1	7.1	7.1
Permanent adjustments	1.0	0.1	1.3
Other	—	(3.7)	11.6
Decrease in valuation allowance	—	(52.0)	(105.3)

Effective tax rate	42.1%	(14.5)%	(51.3)%

     The components of the net deferred tax asset are as follows at December 31:

	2005	2004
Deferred Tax Assets:
Allowance for loan losses	$639,689	$315,200
Federal net operating loss carryforward	0	440,800
California net operating loss carryforward	0	81,800
Organizational expenditures and start-up costs	18,600	46,500
Unrealized loss on securities available for sale	27,502	0
Acquisition costs	166,166	0

Deferred Tax Liabilities:
Accumulated amortization — goodwill	(15,831)	0
FHLB stock dividends	(7,844)	0
Depreciation	(444,593)	(445,200)
Accrual to cash adjustment	(61,287)	(147,500)

Net deferred tax asset	322,402	291,600
Less valuation allowance	-0-	-0-

Net deferred tax asset	$322,402	$291,600

     As of December 31, 2004, Bancorp has net operating loss carryforwards of approximately $1,297,000 and $754,000 available to reduce future federal and state taxable income, respectively. All net operating loss carryforwards were fully utilized in 2005.
     In 2005, Bancorp has recognized net deferred tax assets. Management believes that Bancorp will realize the deferred tax benefit in the normal cause of business. Bancorp has eliminated its valuation allowance.
NOTE 8 — REGULATORY CAPITAL
     Bancorp and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Bancorp and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under existing state laws, the Bancorp and Bank are restricted in their ability to pay dividends.
     Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, all of which are defined in the regulations.

     To be categorized as adequately capitalized, Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. Management believes the institution is well capitalized under the prompt corrective action provisions.
     Bancorp and the Bank’s required and actual capital amounts and ratios are as follows:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2005:

Total Risk-based Capital to
Risk-weighted Assets
Consolidated	$22,972	14.73%	$12,472	8.00%	$15,590	10.00%
Discovery Bank	$15,282	11.33%	$10,792	8.00%	$13,490	10.00%

Tier 1 Capital to Risk -
Weighted Assets
Consolidated	$21,151	13.57%	$6,236	4.00%	$9,354	6.00%
Discovery Bank	$13,715	10.17%	$5,396	4.00%	$8,094	6.00%

Tier 1 Capital to
Average Assets Consolidated	$21,151	13.45%	$6,292	4.00%	$7,865	5.00%
Discovery Bank	$13,715	9.92%	$5,528	4.00%	$6,910	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:

Total Risk-based Capital to
Risk-weighted Assets
Discovery Bank	$11,385	12.41%	$7,341	8.00%	$9,176	10.00%

Tier 1 Capital to Risk -
Weighted Assets
Discovery Bank	$10,365	11.30%	$3,670	4.00%	$5,505	6.00%

Tier 1 Capital to
Average Assets
Discovery Bank	$10,365	10.57%	$3,923	4.00%	$4,904	5.00%

NOTE 9 — LEASE COMMITMENTS
     Bancorp leased a bank branch facility and two lending facilities under leases expiring through August 2009. Rent expense for the years ended December 31, 2005 and 2004 was approximately $91,000 and $189,000, respectively. Approximately $39,000 of the 2004 rental expenses were a result of lease terminations, as the Bank terminated these leases effective December 15, 2004.
     In July 2004, the Bank purchased a headquarters building for $4,950,000 and made improvements of approximately $500,000. The Bank occupied the building on December 6, 2004.
     Minimum Payments required under non-cancelable operating leases with terms in excess of one year are as follows for years ending December 31:

2006	$175,110
2007	$164,945
2008	$138,205
2009	$93,436
NOTE 10 — RELATED PARTY TRANSACTIONS
     The Bank grants loans to and accepts deposits from directors, major stockholders and officers as well as entities with which these individuals are associated. Management believes these transactions were made in the ordinary course of business under substantially the same terms and conditions, including interest rates and collateral requirements, as comparable transactions with other customers, and did not involve more than normal credit risk or present other unfavorable features. Loan balances outstanding from related parties at December 31, 2005 and 2004 were approximately $2,829,760 and $4,010,000, respectively. Deposits from related parties at December 31, 2005 and 2004 were $1,464,726 and $2,700,000, respectively.
     The following chart represents related party loan transactions during the years ended December 31:
Related Party Loan Transactions

	Beginning Balance	Additions	Repayment	Ending Balance
2005	$4,010,000	$583,492	$1,763,732	$2,829,760
2004	$1,784,000	$3,258,000	$1,032,000	$4,010,000
NOTE 11- EMPLOYEE BENEFIT PLAN
     Bancorp has a 401(k) plan, established through the Bank during fiscal year 2002, whereby substantially all employees are eligible to participate. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. Bancorp makes matching contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the 401(k) plan. Matching contributions vest to the employee equally over a five-year period. For the years ended December 31, 2005, 2004 and 2003, Bancorp contributed $74,641, $32,459 and $15,650 respectively, to the 401(k) plan.
NOTE 12 — STOCK OPTION PLAN
     Bancorp has a stock option plan (hereinafter the “Plan”) which provides for non-qualified stock options for non-officer directors and incentive stock options for employees for a maximum of 500,000 shares of authorized common stock. Pursuant to the Plan, Bancorp has awarded options at the initial offering price of $10 per share to directors and employees. The options granted vest and become exercisable in incremental percentages over five years from the grant date and expire ten years after grant.

     The pro forma information disclosed in Note 1 portrays as compensation the value of stock options granted using an option valuation model. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The fair value of the options granted in 2005 and 2004 is allocated to pro forma earnings over the vesting period of the options. The following assumptions were used to estimate the fair value of the stock options granted:

	2005	2004
Vesting period	5 Years	5 Years
Risk-free interest rate	4.36%	4.19%
Dividend yield rate	0%	0%
Price volatility	29%	23%
Weighted average expected life of options	10 Years	10 Years
     Stock option transactions for years ended December 31 were:

	2005		2004
		Weighted		Weighted
	Granted	Average	Granted	Average
	Options	Exercise	Options	Exercise
	for	Price of	for	Price of
	Common	Shares	Common	Shares
	Stock	Under Plan	Stock	Under Plan
Beginning balance	206,210	$11.38	173,326	$10.54
Granted	50,600	15.85	33,884	15.64
Exercised	(6,910)	10.29	—	—
Forfeited	(9,093)	15.34	(1,000)	11.30

Ending Balance	240,807	$12.20	206,210	$11.38

Weighted average fair value of options granted during the year		$7.90		$6.89
     The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 2005:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life	Price	Exercisable	Price
Incentive stock options	103,865	7.1 Years	$12.85	43,108	$10.66

Non-qualified options	136,942	6.8 Years	$11.74	79,231	$10.57

	240,807	6.9 Years	$12.20	122,339	$10.60

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of Bancorp’s involvement in particular classes of financial instruments.
     Bancorp’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
     At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004
Unfunded commitments under lines of credit	$38,625,645	$21,896,174
Commercial and standby letters of credit	565,872	482,137
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
     Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. All standby letters of credit issued by Bancorp expire within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp generally holds collateral supporting those commitments, if deemed necessary.
     Lines of credit and commercial and standby letters of credit are variable rate loans generally tied to the prime rate or other variable indexes.
NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS
     The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information.
     Because no quoted market price exists for a significant portion of Bancorp’s financial instruments, the fair values of such financial instruments are derived based on the amount and timing of future cash flows, estimated discount rates, as well as management’s best judgment with respect to current economic conditions. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision.
     The fair value information provided is indicative of the estimated fair values of those financial instruments and should not be interpreted as an estimate of the fair market value of Bancorp taken as a whole. The disclosures do not address the value of recognized and unrecognized nonfinancial assets and liabilities or the value of future anticipated business. In addition, tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.
     The following methods and assumptions were used to estimate the fair values of significant financial instruments at December 31, 2005 and 2004:
     Cash and short-term investments - These financial instruments have relatively short maturities or no defined maturities but are payable on demand, with little or no credit risk. For these instruments, the carrying amounts represent a reasonable estimate of fair value.

     Investment securities available-for-sale - Investment securities available-for-sale are reported at their fair values based on quoted market prices.
     Loans - Fair values were estimated for performing loans by discounting the future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loans. Fair values for non-performing loans are based on discounted cash flow analyses or underlying collateral values, where applicable.
     Deposits - The fair values of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2005 and 2004. The fair value of time deposits were the amounts payable at maturity as all time deposits mature within one year.
     Short-term borrowings - For such short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.
     Commitments to extend credit and letters of credit - The estimated fair value of financial instruments with off-balance sheet risk is not significant at December 31, 2005 and 2004.
     The following table presents the carrying amounts and fair values of financial instruments at December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
FINANCIAL ASSETS
Cash and other short term investments	$14,854,337	$14,854,337	$6,583,876	$6,583,876
Interest-bearing deposits with banks	2,606,257	2,606,257	2,691,623	2,691,623
Investment securities, available for sale	3,401,737	3,401,737	2,705,734	2,705,734
Loans, net	134,325,780	132,549,591	80,036,566	79,616,594
FINANCIAL LIABILITIES
Deposits	112,585,086	112,585,086	$79,679,056	$79,679,056
Borrowings	12,000,000	12,000,000	9,000,000	9,000,000
NOTE 15 – PURCHASE OF ASSETS AND LIABILITIES
     On August 31, 2005, Bancorp, through its wholly-owned subsidiary (Celtic Merger Corp.), acquired the assets and certain liabilities of Celtic Capital Corporation for a purchase price of $5.2 million in cash and the issuance of 53,613 shares of Bancorp common stock. The value of the stock was determined to be $15.50 per share at the time of the acquisition. The source of funds for the acquisition was available cash, primarily from the partially completed August, 2005 $12.8 million common stock offering. Celtic Merger Corp. assumed the premises leases of Celtic Capital Corporation’s two offices. Celtic Merger Corp., as part of the asset purchase, also entered into certain employment and consulting agreements with Celtic Capital Corporation’s principals.
     The acquisition was accounted for using the purchase method of accounting and, accordingly, Celtic’s results of operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(dollars in thousands)
Assets acquired:
Cash	$1,529
Loans	15,966
Goodwill	1,731
Other assets	98

Total assets acquired	$19,324

(dollars in thousands)
Liabilities assumed:
Borrowing under line of credit	$13,214
Other liabilities	53

Total liabilities assumed	$13,267

     Goodwill of $1.7 million represents the excess of purchase price paid over the estimated fair values of the assets acquired, net of the liabilities assumed. Goodwill is not amortized, but is evaluated for possible impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with goodwill during the period ending December 31, 2005.
NOTE 16 – EMPLOYMENT AGREEMENTS
     Bancorp has entered into employment agreements with certain employees which provide for annual bonuses based upon a predetermined formula, company owned automobiles, expense reimbursements, stock options, and standard and customary medical, dental, and life insurance benefits. The agreements also provide for severance compensation for termination without cause.
NOTE 17 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES
     Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank and Bancorp. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.
     At December 31, 2005, the Bank’s retained earnings available for the payment of dividends was $456,886. Accordingly, $13,191,555 of Bancorp’s equity in the net assets of the Bank was restricted at December 31, 2005. Loans and advances from the Bank to Bancorp are limited to 25% of the Bank’s primary capital plus the allowance for loan losses on secured basis and 15% on an unsecured basis.
     In addition, dividends paid by the Bank to Bancorp would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.
NOTE 18 – STOCK WARRANTS
     In 2003, Bank issued 242,000 shares of common stock in a private placement offering for $13.50 per share. Purchasers of the common stock received one stock warrant for every four shares of common stock purchased. The warrants will expire three years from the date of issuance in December 2006. The status and activity of warrants for years ending December 31, 2005, 2004 and 2003 are summarized as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
December 31:

Warrants
Outstanding at beginning of year	60,500	$15.00	60,500	$15.00	60,500	$15.00
Exercised	(250)	15.00	—	—	—	—

Outstanding at end of year	60,250	$15.00	60,500	$15.00	60,500	$15.00

     Each warrant entitles the holder to purchase from Bancorp, for cash, one share of common stock, subject to adjustment under certain conditions (including a stock split or stock dividend), at a price of $15 per share. Warrants are transferable apart from the common stock, but are not redeemable by the Bank. Holders of warrants do not possess any rights as shareholders of the Bank. In the event of a merger or consolidation in which Bancorp is not the surviving entity, each warrant shall automatically be converted into a right to receive the securities or property into which a share of common stock was converted pursuant to the merger or consolidation or, at the option of the successor corporation, all warrant holders will be given notice and at least thirty (30) days to exercise their warrants.
NOTE 19 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY
     Discovery Bancorp acquired ownership of the Bank through a corporate reorganization and became a bank holding company on June 22, 2005 registered under the Bank Holding Company Act of 1956, as amended. Inception of Discovery Bancorp was October 7, 2004 and therefore no financial information is applicable for 2003. Following is the parent company only financial information for Discovery Bancorp for 2005 as a holding company and for 2004 as a separate entity:
DISCOVERY BANCORP
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash & due from banks	$2,913,005	$6,930
Investment in subsidiaries	19,770,710	—
Other assets	269,274	38,133

TOTAL ASSETS	$22,952,989	$45,063

LIABILITIES

Loan payable and other liabilities	$110,318	$100,000

TOTAL LIABILITIES	110,318	100,000

STOCKHOLDERS’ EQUITY

Common stock	22,775,785	2000
Retained earnings	105,576	(56,937)
Accumulated other comprehensive loss	(38,690)	—

	22,842,671	(54,937)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$22,952,989	$45,063

DISCOVERY BANCORP
STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME:
Interest income	$—	$—

EXPENSE:
Interest expense	9,444	—
Professional expense	462,181	56,937
Other expense	106,660	—

TOTAL EXPENSE	578,285	56,937

Loss before income taxes and equity in undistributed net income of subsidiaries	(578,285)	(56,937)
INCOME TAX BENEFIT	246,868	—
Equity in undistributed net income of subsidiaries	884,097	—

NET INCOME(LOSS)	$552,680	$(56,937)

DISCOVERY BANCORP
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
FOR THE YEARS ENDED DECEMBER 31,
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$552,680	$(56,937)
Earnings of Discovery Bank	(847,050)	—
Earnings of Celtic Capital Corporation	(37,047)	—
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in other assets	(259,277)	(38,133)
Changes in other liabilities	110,318

Net cash used in operating activities	(480,376)	(95,070)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital contribution in subsidiaries	(4,004,153)	—
Net cash used for purchase of Celtic Capital Corporation	(3,697,551)	—

Net cash used for investing activities	(7,701,704)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in loans from Directors	(100,000)	100,000
Proceeds from warrants exercised	3,750	—
Issuance (repurchase) of organizational shares	(2,000)	2,000
Proceeds from stock options exercised	71,138	—
Proceeds from issuance of common stock, net of capital raising costs	11,115,267	—

Net cash provided by financing activities	11,088,155	102,000

Increase in cash and cash equivalents	2,906,075	6,930

CASH AND CASH EQUIVALENTS BALANCE

Beginning of period	6,930	0

End of period	$2,913,005	$6,930

CELTIC CAPITAL CORPORATION
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (Unaudited)
FOR THE PERIODS ENDING JUNE 30, 2005 AND 2004

	June 30,	June 30,
	2005	2004
Interest income
Interest and fees on finance receivables	$2,243,928	$2,024,846
Less interest paid to participants	213,488	66,985

	2,030,440	1,957,861
Interest expense	813,766	642,782

Net interest income	1,216,674	1,315,079
Provision for credit losses	0	0

Net interest income after provision for credit losses	1,216,674	1,315,079

Costs and expenses
Salaries and employee benefits	776,593	832,288
Office and occupancy expense	193,367	333,007
Other operating expenses	168,908	227,705

	1,138,868	1,393,000

Income (loss) before income tax expense	77,806	(77,921)

Income tax expense	0	5,235

Net income (loss)	77,806	(83,156)

Accumulated deficit, beginning of period	(964,938)	(1,047,447)

Accumulated deficit, end of period	$(887,132)	$(1,130,603)

CELTIC CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (Unaudited)
FOR THE PERIOD ENDED JUNE 30, 2005 AND 2004

	Common	Paid-in	Accumulated
	Stock	Capital	Deficit	Total
Balance, January 1, 2004	$25,000	$143,567	$(1,047,447)	$(878,880)

Net income	—	—	(83,156)	(83,156)

Balance, June 30, 2004	$25,000	$143,567	$(1,130,603)	$(962,036)

	Common	Paid-in	Accumulated
	Stock	Capital	Deficit	Total
Balance, January 1, 2005	26,320	162,747	(964,938)	(775,871)

Net income	—	—	77,806	77,806

Balance, June 30, 2005	$26,320	$162,747	$(887,132)	$(698,065)

CELTIC CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE PERIODS ENDING JUNE 30, 2005 AND 2004

	June 30,	June 30,
	2005	2004
Cash flows from operating activities
Net income (loss)	$77,806	$(83,156)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		—
Depreciation	13,455	16,019
Provision for credit losses	—	—
Interest expense added to subordinated notes	—	22,843
Change in:
Accounts payable and accrued expenses	(33,198)	(52,161)
Net change in other operating assets and liabilities	713	12,554

Net cash used in operating activities	58,776	(83,901)

Cash flows from investing activities
Purchase of fixed assets	(22,149)	(9,321)
Net change in finance receivables, net of participations	4,964,581	(3,528,646)

Net cash provided by (used in) investing activities	4,942,432	(3,537,967)

Cash flows from financing activities
Net borrowings (repayments) on notes payable, bank	(6,025,832)	5,561,261
Net borrowings (repayments) on subordinated notes payable	479,638	(149,628)
Net borrowings (repayments) on notes payable, other	(732,563)	(729,947)
Borrowings on junior subordinated debt	—	(1,247,292)

Net cash provided by (used in) financing activities	(6,278,757)	3,434,394

Increase in cash	(1,277,549)	(187,474)
Beginning cash balance	1,318,568	713,220

Ending cash balance	$41,019	$525,746

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders of
Celtic Capital Corporation and
Columbia Capital Corporation:
     We have audited the accompanying combined balance sheets of Celtic Capital Corporation and Columbia Capital Corporation as of December 31, 2004 and 2003, and the related combined statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Celtic Capital Corporation and Columbia Capital Corporation as of December 31, 2004 and 2003, and the combined results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of combining information for 2004 and 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated on all material respects in relation to the basic financial statements taken as a whole.
Los Angeles, California
March 2, 2005

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash	$1,316,999	$711,480
Finance receivables, net	22,790,503	17,026,644
Fixed assets, net	79,896	92,398
Cash surrender value of life insurance	224,252	178,713
Prepaid expenses	14,514	57,595
Note receivable, officer	12,500	12,500
Other assets	40,542	31,302
Deferred income taxes	28,100	28,400

	$24,507,306	$18,139,032

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Note payable, bank	$19,917,688	$12,497,135
Accounts payable and accrued expenses	288,741	237,289
Notes payable, other	733,406	730,719
Subordinated notes payable	3,560,078	3,522,610
Junior subordinated debt	—	1,247,292

	24,499,913	18,235,045

Commitments and contingencies (Notes 9 and 13)
Stockholders’ equity (deficit)
Common stock (see Note 14)	76,320	75,000
Additional paid-in capital	460,604	441,424
Accumulated deficit	(529,531)	(612,437)

	7,393	(96,013)

	$24,507,306	$18,139,032

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003

Interest income
Interest and fees on finance receivables	$4,512,152	$4,777,484
Less interest paid to participants	289,440	246,816

	4,222,712	4,530,668
Interest expense	1,374,979	1,306,901

Net interest income	2,847,733	3,223,767
Provision for credit losses	38,035	177,500

Net interest income after provision for credit losses	2,809,698	3,046,267

Costs and expenses
Salaries and employee benefits	1,683,317	1,663,042
Office and occupancy expense	535,584	703,673
Other operating expenses	496,399	541,521
Costs of abandoned merger	—	122,339

	2,715,300	3,030,575

Income before income tax expense	94,398	15,692
Income tax expense	300	3,150

Net income	$94,098	$12,542

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
Years Ended December 31, 2004 and 2003

Additional

	Common	Paid-In	Accumulated
	Stock	Capital	Deficit	Total

Balance, January 1, 2003	$75,000	$441,424	$(613,787)	$(97,363)
Net income	—	—	12,542	12,542
Dividends	—	—	(11,192)	(11,192)

Balance, December 31, 2003	75,000	441,424	(612,437)	(96,013)
Net income	—	—	94,098	94,098
Issuance of stock (Note 11)	1,320	19,180	—	20,500
Dividends	—	—	(11,192)	(11,192)

Balance, December 31, 2004	$76,320	$460,604	$(529,531)	$7,393

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003

Cash flows from operating activities
Net income	$94,098	$12,542
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,658	41,749
Provision for credit losses	38,035	177,500
Deferred taxes	300	3,600
Amortization of loan discount	—	16,248
Amortization of loan acquisition cost	—	6,769
Interest expense added to subordinated notes	11,216	126,094
Change in:
Accounts payable and accrued expenses	51,452	(100,644)
Net change in other operating assets and liabilities	(11,698)	66,114

Net cash provided by operating activities	216,061	349,972

Cash flows from investing activities
Purchase of fixed assets	(20,156)	(14,667)
Net change in finance receivables, net of participations	(5,801,894)	2,880,976

Net cash provided by (used in) investing activities	(5,822,050)	2,866,309

Cash flows from financing activities
Net borrowings (repayments) on notes payable, bank	7,420,553	(2,093,412)
Net borrowings (repayments) on subordinated notes payable	26,252	(147,820)
Net repayments on notes payable, other	2,687	(78,750)
Repayments on Junior Subordinated debt	(1,247,292)	(1,250,000)
Dividends paid	(11,192)	(11,192)
Common stock issued	20,500	—

Net cash provided by (used in) financing activities	6,211,508	(3,581,174)

Increase (decrease) in cash	605,519	(364,893)
Beginning cash balance	711,480	1,076,373

Ending cash balance	$1,316,999	$711,480

Supplemental disclosures of cash flows information
Cash paid during the year for:
Interest	$1,504,085	$1,420,936

Income taxes	$800	$1,600

Noncash investing and financing activities
      During the years 2004 and 2003, interest expense was added to the principal balance of Subordinated Notes and Junior Subordinated debt in the amounts of $11,216 and $126,094, respectively.
See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

1.	Business activity and summary of significant accounting policies
      The accounting and reporting policies of Celtic Capital Corporation and Columbia Capital Corporation conform with accounting principles generally accepted in the United States of America and general practice within the finance industry. A summary of the significant accounting policies consistently applied in preparation of the accompanying combined financial statements follows.

Business activity and basis of presentation
      The combined December 31, 2004 and 2003 financial statements include the accounts of Celtic Capital Corporation and Columbia Capital Corporation (the Group), which are related through common ownership and management. All intercompany accounts have been eliminated.
      The Group makes commercial business loans, which are primarily secured by the accounts receivable and personal property of its borrowers and is licensed to conduct business as a finance lender and broker. The loans are often secured secondarily by the real property and/or the personal assets of the owners of borrowing companies. The Group’s customer base is located mainly in California.

Concentrations of credit risk
      Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of trade accounts receivable and uninsured cash balances.
      Concentrations of credit risk with respect to loans receivable are limited due to the diverse customer base and variety of industries in which the Group’s customers operate. The Group requires collateral from its customers and performs ongoing credit evaluations of its customers’ collateral. The Group limits its exposure on certain credits by engaging in participations on a pari passu basis with other lenders.
      Under current regulations, the bank accounts are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2004 and 2003 there were uninsured bank balances in the amounts of $1,238,081 and $606,664, respectively.

Allowance for credit losses
      The determination of the balance in the allowance for credit losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for potential losses after giving consideration to the character of the loan portfolio, current economic conditions, past loss experience and such other factors as warrant current recognition in estimating credit losses.

Property and equipment and depreciation
      Property and equipment are stated at cost. Depreciation is computed using the accelerated method based on the estimated useful lives of the assets, generally ranging from five to seven years. Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Income and deferred taxes
      The Group has elected to be taxed under sections of the federal income tax law, which provide that, in lieu of corporate income taxes, the stockholders separately account for their pro-rata shares of the Companies’ items of income, deductions, losses and credits. Therefore, these statements do not include any provision for

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
corporate federal income taxes. Similar provisions apply for California income tax reporting; however, California tax law provides for a tax of 3.5% at the corporate level. Accordingly, the income tax provision consists of the income tax on California taxable income of the Group.
      The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s income, taxable for state income tax reporting purposes, plus or minus the change during the period in deferred tax assets and liabilities.
      Deferred income taxes have been provided primarily as a result of different methods of reporting credit loss reserves for financial reporting and income tax purposes.

Advertising costs
      Advertising costs are expensed as incurred. Advertising costs charged to operations were $81,816 and $87,780 for the years ended December 31, 2004 and 2003, respectively.

Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for credit losses.

Reclassifications
      Certain amounts have been reclassified in the 2003 combined financial statements to conform to the classification used in 2004.

Revenue recognition
      The Group computes its interest charges monthly on the average daily loan balances. In addition, administrative fees, which are based on the average daily collateral balance, are recognized when charged. Prepayment charges imposed on loans paid off before their expiration date are recognized as income at the time of termination, when, in management’s opinion, there is sufficient collateral to assure collectibility; otherwise, income is recognized as collected.
      The Group has adopted a policy of deferring net loan fee income (fees in excess of unreimbursed direct costs). Net loan fee income is capitalized and amortized to income over the term of the related financing.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.	Finance receivables
      At December 31, 2004 and 2003, finance receivables consist of the following:

	2004	2003

Accounts receivable loans	$23,089,725	$16,108,740
Equipment loans	3,242,243	1,655,939
Inventory loans	527,559	361,496

	26,859,527	18,126,175
Less: Pari passu participations	(3,719,024)	(850,036)

	23,140,503	17,276,139
Less: Allowance for credit losses	(305,000)	(255,000)
Deferred income	(45,000)	5,505

	$22,790,503	$17,026,644

      All the accounts receivable loans have been made to commercial customers and are due at various dates within three years. Experience of the Group has shown that a majority of these accounts receivable loans are continuously renewed. Term and Inventory loans mature at various dates between one and two years and are primarily secured by inventory, equipment, and real estate.
      On December 31, 2004, contractual maturities of finance receivables, net of participations, were as follows:

	2005	2006	2007	Total

Accounts receivable loans	$18,240,613	$2,056,281	$248,337	$20,545,231
Equipment loans	2,051,966	—	93,854	2,145,820
Inventory loans	32,498	305,119	111,835	449,452

	$20,325,077	$2,361,400	$454,026	$23,140,503

      The Group is the lead lender in pari passu participation with other lenders in total gross loans of $8,698,367 and $2,858,980 at December 31, 2004 and 2003 respectively.
      Management has reviewed the outstanding finance loans and has determined based on client reported collateral, loan trend analysis and internal audits, that the reserve for credit losses of $305,000 and $255,000 at December 31, 2004 and 2003, respectively, is adequate. The Group has developed their internal control procedures to mitigate and detect fraud at the customer level; however, management is not able to fully assess the risk of fraud or the effect on the Group should a fraud occur. The reserve for credit losses has not been adjusted to reflect a risk outside the normal credit loss history of the Group.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Changes in the allowance for credit losses for the years ended December 31, 2004 and 2003 were as follows:

Balance as of December 31, 2002	$327,500
Provision for credit losses	177,500
Loans charged off	(250,000)
Recoveries	—

Balance as of December 31, 2003	255,000
Provision for credit losses	38,035
Loans charged off	—
Recoveries	11,965

Balance as of December 31, 2004	$305,000

      As of December 31, 2004 the Group had outstanding loans to three customers aggregating $6,011,831 which amounted to 26% of the outstanding loans receivable. Interest income from these three customers was $553,172 for the year ended December 31, 2004.
      As of December 31, 2003 the Group had outstanding loans to three customers aggregating $4,748,545 which amounted to 26% of the outstanding loans receivable. Interest income from these three customers was $523,587 for the year ended December 31, 2003.

3.	Fixed assets
      At December 31, 2004 and 2003, fixed assets consist of the following:

	Asset Life	2004	2003

Office furniture, equipment and computer software	5-7	$369,335	$386,033
Less accumulated depreciation		(289,439)	(293,635)

Fixed assets, net		$79,896	$92,398

      In 2004 and 2003, depreciation charged to expense was $32,658 and $41,749, respectively.

4.	Note receivable, officer
      At December 31, 2004 and 2003, the Group has loaned $12,500 and $12,500, respectively, to a key executive of the Group. Amounts outstanding are non-interest bearing and are due on demand.

5.	Note payable, bank
      The Group has a $25,000,000 revolving line-of-credit with a bank. The line-of-credit matures in August 2004. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Group’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring the combined companies to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Principal is payable on demand, and interest is payable monthly at prime plus 1%. The outstanding balance under this revolving line of credit was $19,917,688 and $12,497,135 at December 31, 2004 and 2003, respectively. The note payable is secured by pledged loans and other assets of the Group and is personally guaranteed by officers of the Corporations.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      During 2004 the Group renegotiated this line-of-credit. The terms remained substantially the same except the lender approved the use of the line to pay off the remaining balance of approximately $1,250,000 of their Junior Subordinated Debt (see Note 8) and extended the term of the lending agreement to April 2007.
      The revolving line-of-credit agreement contains covenants regarding certain financial statement amounts, ratios and activities of the Group. At December 31, 2004, the Group was in compliance with all such covenants.

6.	Notes payable, other
      Notes payable, other, consists of two 30-day demand loans with interest at prime minus 1%, and 9%, respectively per annum. The holders of the notes are also borrowers from the Company. The cash proceeds from these notes are held as collateral to secure the borrower’s indebtedness.

7.	Subordinated notes payable
      The Group has issued various notes payable (unsecured) which have been subordinated to the bank referred to in Note 5. Repayment of principal on these notes is subject to liquidity requirements and lender approval. All are due within one year or on demand. If not redeemed, the notes automatically roll over for an additional term. Interest is paid either monthly or is added to the outstanding balance. The notes generally bear interest at prime plus 4 percent per annum.
      At December 31, 2004 and 2003, subordinated notes payable included related party notes of $611,073 and $513,546, respectively. Interest paid to related parties during the years ended December 31, 2004 and 2003 was approximately $55,000 and $36,000, respectively.

8.	Junior subordinated debt and stock warrant
      In March 1999, Celtic Capital entered into an agreement to borrow up to $5,000,000 from a bank in the form of Junior Subordinated Debt (Note). This unsecured Note was due and payable January 31, 2004 with no scheduled principal payments, and bears interest, payable monthly at 12% per annum. During 2003 the Company repaid $1,250,000 of principal on this Note.
      In connection with this indebtedness, Celtic Capital issued a detachable warrant, which permits the holder to purchase 35% of Celtic Capital’s common stock for $.01 per share. The exercise of this warrant is not contingent on the payment of the Note. A value of $75,000 has been assigned to this warrant. A corresponding discount for the same amount has been applied as a reduction of this indebtedness and is being amortized over the term of the Note and charged to interest expense. Amortization charged to interest expense for the years ending December 31, 2004 and 2003 was $-0- and $16,248. At December 31, 2003, the purchaser has rights to purchase 22% of Celtic Capital’s Common Stock at $.01 per share.
      During 2004 this loan was paid off as part of a renegotiation of its revolving line of credit with its lender (see Note 5). Upon payoff of the loan, warrants held by the lender to purchase 7% of the Group’s common stock were cancelled. The lender now holds warrants allowing them to purchase up to 15% of Celtic Capital’s common stock for $.01 per share. All warrants are exercisable and expire in March 2009. In conjunction with the proposed sale of substantially all of its assets, the company is currently in negotiation with the lender to buy back the warrants (Note 15).

9.	Financial instruments with off-balance-sheet risk
      In the normal course of business, the Group is a party to financial instruments in the form of unfunded loan commitments, that have off-balance-sheet risk. These instruments involve, to varying degrees, elements

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
of credit risk in excess of the amount recognized in the combined balance sheets. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and there is sufficient eligible collateral. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amount generally represent future cash requirements. The Group evaluates each customer’s credit worthiness on a case by case basis. The amount of collateral is based on management’s credit evaluation.
      Financial instruments whose contract amounts represent off-balance-sheet credit risk are the unfunded portion of the receivable loans. This unfunded portion of receivable loans, net of participations, is limited to available collateral. The unfunded portion of receivable loans, net of participations, was approximately $4,813,000 and $4,350,000 at December 31, 2004 and 2003, respectively.

10.	Income taxes
      For the years ended December 31, 2004 and 2003, the Group’s provision for income tax expense consists of the following:

	2004	2003

Current:
State	$800	$800
Deferred	300	3,600
Over accrual of prior year taxes	(800)	(1,250)

	$300	$3,150

      At December 31, 2004 and 2003, the components of the net deferred tax asset consist of the following:

	2004	2003

Total deferred tax assets	$28,100	$28,400

      Deferred taxes are provided for the tax effects of net operating loss (NOL) carryforwards and allowance for doubtful accounts. At December 31, 2004, the Group has approximately $482,000 of state NOL carryforwards expiring in the year 2016. These losses will expire if not used by 2016. The above described carryforwards are included in the Group’s calculation of its deferred tax asset, however, realization of the deferred tax asset is dependent on the Group generating sufficient taxable income prior to expiration of the NOL carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

11.	Incentive compensation plan and stock compensation plan
      In 2000, Celtic Capital Corporation entered into an unqualified deferred compensation agreement with one of its key managers. The agreement entitles the employee to receive deferred compensation based on years of service and the operation of a performance driven formula as defined in the agreement. Payments due under this agreement are due over three years. The employee’s rights under this agreement vest at a rate of 25% each January first, and are 100% vested by January 1, 2003. However, in the event of the sale of more than 50% of the stock or assets, the employee may be entitled to a certain portion of the sales proceeds without regard to years of service. As of December 31, 2003 the Group has incurred no liability related to this agreement,

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
because the requirements of the performance driven formula were not met. In May 2004 the Group entered into an agreement with the employee to terminate the Plan and issue shares of common stock. As part of the agreement to terminate the Plan, Celtic has issued new common shares to equal 5% of the total outstanding shares of the Celtic. Total value of the shares are $20,500.

12.	Retirement plan
      Celtic Capital Corporation adopted a 401(k) retirement plan effective January 1, 1998. The plan covers all employees who are at least twenty-one years of age with ninety days of service and everyone who was employed as of January 1, 1998. The Group may make a discretionary matching contribution up to a maximum of $7,000 per employee each year. The Group made contributions of $45,589 and $43,990 for the years ended December 31, 2004 and 2003, respectively.

13.	Commitments and contingencies

Commitments
      The Group occupies premises under leases that expire in August 2009. Monthly rent is approximately $10,300. Future minimum aggregate base rent commitments under this lease are as follows:

Years Ending December 31,

2005	$124,785
2006	128,539
2007	132,379
2008	136,337
2009	92,702

Total	$614,742

      The Group also rents other offices on a month-to-month basis for monthly rents totaling approximately $2,800.
      Rental expense charged to operations for the years ended December 31, 2004 and 2003 was $204,473 and $195,491, respectively.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

14.	Capitalization
      The combined capital stock of the Group at December 31, 2004 and 2003 consist of the following:

	2004	2003

Common stock:
Celtic Capital Corporation, 1,000,000 no-par shares authorized, 2,632 and 2,500 shares issued and outstanding, respectively	$26,320	$25,000
Columbia Capital Corporation, 100,000 no-par shares authorized, 1,000 shares issued and outstanding	50,000	50,000

	$76,320	$75,000

Additional paid-in capital:
Celtic Capital Corporation	$162,747	$143,567
Columbia Capital Corporation	297,857	297,857

	$460,604	$441,424

15.	Subsequent event
      Subsequent to the year end, the company signed an agreement, subject to various conditions, to sell substantially all of its assets. In conjunction with the sale of the assets, the buyer will assume the note payable, bank. The purchase price is the net book value of the assets, net of the note payable, bank, $900,000 in cash, and $800,000 of stock in the buyer’s company.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINING BALANCE SHEET
December 31, 2004

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	Eliminations	Combined

ASSETS
Cash	$1,318,568	$(1,569)	$—	$1,316,999
Finance receivables, net	22,790,503	1,040,449	(1,040,449)	22,790,503
Fixed assets, net	79,896	—	—	79,896
Cash surrender value of life insurance	224,252	—	—	224,252
Prepaid expenses	14,514	—	—	14,514
Note receivable, officer	—	12,500	—	12,500
Other assets	33,818	6,724	—	40,542
Deferred income taxes	28,100	—	—	28,100

Total assets	$24,489,651	$1,058,104	$(1,040,449)	$24,507,306

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Note payable, bank	$19,917,688	$—	$—	$19,917,688
Accounts payable and accrued expenses	286,695	2,046	—	288,741
Notes payable, other	733,406	—	—	733,406
Subordinated notes payable	4,327,732	272,795	(1,040,449)	3,560,078
Junior subordinated debt	—	—	—	—

Total liabilities	25,265,521	274,841	(1,040,449)	24,499,913

Stockholders’ equity (deficit)
Common stock	26,320	50,000	—	76,320
Additional paid-in capital	162,747	297,857	—	460,604
Retained earnings (deficit)	(964,937)	435,406	—	(529,531)

	(775,870)	783,263	—	7,393

	$24,489,651	$1,058,104	$(1,040,449)	$24,507,306

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINING BALANCE SHEET
December 31, 2003

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	Eliminations	Combined

ASSETS
Cash	$713,220	$(1,740)	$—	$711,480
Finance receivables, net	17,026,644	1,029,039	(1,029,039)	17,026,644
Fixed assets, net	91,984	414	—	92,398
Cash surrender value of life insurance	178,713	—	—	178,713
Prepaid expenses	57,595	—	—	57,595
Note receivable, officer	—	12,500	—	12,500
Other assets	25,325	5,977	—	31,302
Deferred income taxes	28,400	—	—	28,400

Total assets	$18,121,881	$1,046,190	$(1,029,039)	$18,139,032

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Note payable, bank	$12,497,135	$—	$—	$12,497,135
Accounts payable and accrued expenses	235,545	1,744	—	237,289
Notes payable, other	730,719	—	—	730,719
Subordinated notes payable	4,290,070	261,579	(1,029,039)	3,522,610
Junior subordinated debt	1,247,292	—	—	1,247,292

Total liabilities	19,000,761	263,323	(1,029,039)	18,235,045

Stockholders’ equity (deficit)
Common stock	25,000	50,000	—	75,000
Additional paid-in capital	143,567	297,857	—	441,424
Retained earnings (deficit)	(1,047,447)	435,010	—	(612,437)

	(878,880)	782,867	—	(96,013)

	$18,121,881	$1,046,190	$(1,029,039)	$18,139,032

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINING STATEMENT OF OPERATIONS
Year Ended December 31, 2004

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	Eliminations	Combined

Interest income
Interest and fees on finance receivables	$4,512,152	$85,752	$(85,752)	$4,512,152
Less interest paid to participants	289,440	—	—	289,440

	4,222,712	85,752	(85,752)	4,222,712
Interest expense	1,438,542	22,189	(85,752)	1,374,979

Net interest income	2,784,170	63,563	—	2,847,733
Provision for credit losses	38,035	—	—	38,035

Net interest income after provision for credit losses	2,746,135	63,563	—	2,809,698

Costs and expenses
Salaries and employee benefits	1,681,942	1,375	—	1,683,317
Office and occupancy expense	516,856	18,728	—	535,584
Other operating expenses	464,527	31,872	—	496,399

	2,663,325	51,975	—	2,715,300

Income before income tax expense	82,810	11,588	—	94,398
Income tax expense	300	—	—	300

Net income	$82,510	$11,588	$—	$94,098

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION
COMBINING STATEMENT OF OPERATIONS
Year Ended December 31, 2003

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	Eliminations	Combined

Interest income
Interest and fees on finance receivables	$4,777,484	$83,150	$(83,150)	$4,777,484
Less interest paid to participants	246,816	—	—	246,816

	4,530,668	83,150	(83,150)	4,530,668
Interest expense	1,369,185	20,866	(83,150)	1,306,901

Net interest income	3,161,483	62,284	—	3,223,767
Provision for credit losses	177,500	—	—	177,500

Net interest income after provision for credit losses	2,983,983	62,284	—	3,046,267

Costs and expenses
Salaries and employee benefits	1,661,354	1,688	—	1,663,042
Office and occupancy expense	678,140	25,533	—	703,673
Other operating expenses	503,202	38,319	—	541,521
Costs of abandoned merger	122,339	—	—	122,339

	2,965,035	65,540	—	3,030,575

Income (loss) before income tax expense	18,948	(3,256)	—	15,692
Income tax expense	3,150	—	—	3,150

Net income (loss)	$15,798	$(3,256)	$—	$12,542

     No dealer, sales person or other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances where it is lawful to do so. The information contained in this prospectus is current only as of its date.
     Dealer prospectus delivery obligation: Until December 31, 2006, all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.
338 Via Vera Cruz
San Marcos, California 92078
(760) 736-8900

Exercise of Warrants
At $15.00 per share

PROSPECTUS

July 20, 2006